EXHIBIT 99.2

BUILD LEAD SUCCEED 2014 ANNUAL REPORT Canada CMHC SCHL HOME TO CANADIANS

Canada’s CMHC Authority on housing OUR We help MISSION Canadians meet their housing needs The OUR Heart VISION of a world-leading housing system CONTENTS FINANCIAL HIGHLIGHTS 4 MESSAGES 5 MANAGEMENT’S DISCUSSION AND ANALYSIS 9 Operating Environment 10 Condensed Consolidated Financial Results 13 Performance by Activity 16 Market Analysis and Research 17 Assisted Housing 20 Mortgage Loan Insurance 24 Securitization 35 People and Processes 42 Risk Management 44 CONSOLIDATED FINANCIAL STATEMENTS 55 OTHER INFORMATION 119 EXPECTED OUTCOMES 125

CANADA MORTGAGE AND HOUSING CORPORATION

2014 HIGHLIGHTS

Market Analysis and Research

Release of the
House Price Analysis & Assessment (HPAA) Framework

Launch of the
Housing Market Information Portal

1,849,453 HOUSING RESEARCH INFORMATION PRODUCTS

2,512,061 DOWNLOADS & DISTRIBUTIONS

662,608 MARKET ANALYSIS PUBLICATIONS

Assisted Housing

APR 1 2011

Investment in Affordable Housing
217,772 HOUSEHOLDS
No Longer in Housing Need

DEC 31 2014

570,950 HOUSEHOLDS ASSISTED
through long-term social housing commitments

496
NEW On-Reserve Non-Profit Units **COMMITTED**

3,154
NEW Units facilitated by the **AFFORDABLE HOUSING CENTRE**

Mortgage Loan Insurance Providing Canadians with High quality access to financing for a Mortgage Loan range of housing options Insurance portfolio %Average 308,820 46 Equity I NSU RE D Average 731 Credit 760 Score: Transactional Portfolio Homeowner 175,169 38,136 Transactional 95,515 Portfolio units %Arrears Homeowner units Multi-unit 0.35 Rate Residential units Securitization $78.6B $39.0B $117.6B National Housing Act Canada Mortgage-Backed Securities Mortgage Bonds SECURITIES (NHA MBS) (CMB) G U A R A NTE E D People and Processes CMHC Focused Role Enabled People in motion Accountable Culture Efficient Processes

FINANCIAL HIGHLIGHTS

	Actual				
(in millions, unless otherwise indicated)	**2014**	**2013**[1]	**2012**[1]	**2011**[1]	**2010**[1]
CORPORATE RESULTS					
Total Assets	248,490	270,051	292,040	291,890	287,940
Total Liabilities	230,308	254,213	278,196	279,799	277,499
Total Equity of Canada	18,182	15,838	13,844	12,091	10,441
Total Revenues	6,199	5,141	5,289	5,119	5,933
Total Expenses (including Income Taxes)	3,574	3,312	3,590	3,590	4,493
Corporate Operating Expense Ratio	15.1%	13.3%	12.3%	10.6%	3.6%
Net Income	2,625	1,829	1,699	1,529	1,440
ASSISTED HOUSING					
Parliamentary Appropriations for Housing Programs Expenses	2,010	2,071	2,197	2,163	3,155
Net Income	52	91	12	13	13
Total Equity of Canada	191	192	9	29	93
MORTGAGE LOAN INSURANCE					
Insurance-in-force ($B)	543	557	566	567	514
Total Insured Volumes	55,597	61,053	66,029	105,953	106,095
Premiums and Fees Received	1,315	1,308	1,475	1,653	1,941
Premiums and Fees Earned	1,688	1,754	1,807	1,791	1,738
Claims Paid	419	436	532	617	678
Insurance Claims	328	309	487	562	497
Net Income	2,374	1,507	1,405	1,336	1,275
Loss Ratio	19.4%	17.6%	27.0%	31.4%	28.6%
Operating Expense Ratio	14.8%	12.8%	11.7%	10.8%	10.7%
Combined Ratio	34.2%	30.4%	38.7%	42.2%	39.3%
Severity Ratio	30.1%	30.9%	31.3%	32.4%	32.7%
Return on Equity	15.4%	11.2%	11.8%	12.8%	14.3%
Return on Capital Holding Target	23.6%	14.7%	15.0%	16.4%	18.5%
Capital Available to Minimum Capital Required (% MCT)	343%	250%	231%	226%	220%
% Estimated Outstanding Canadian Residential Mortgages with CMHC Insurance Coverage ($)	42.7%	45.6%	48.6%	51.1%	49.9%
SECURITIZATION					
Guarantees-in-force ($B)	422	398	382	362	326
Annual Securities Guaranteed	117,643	122,642	119,531	116,725	95,069
Guarantee and Application Fees Received	273	265	260	257	222
Guarantee and Application Fees Earned	245	247	242	211	187
Net Income	197	207	272	211	175
Operating Expense Ratio	10.9%	10.6%	9.6%	9.4%	9.4%
Return on Equity	12.9%	15.8%	24.3%	23.5%	25.5%
Capital Available to Capital Required	157%	182%	156%	133%	105%
% Estimated Outstanding Canadian Residential Mortgages with CMHC Securitization Guarantee ($)	32.8%	31.1%	28.5%	26.7%	27.0%

[1] *Restated for comparative purposes; refer to Note 3 of the 2013 and 2014 Consolidated Financial Statements.*

4 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

MESSAGE FROM THE CHAIRPERSON On behalf of the Board of Directors, I am pleased to present CMHC’s 2014 Annual Report. This year, the Board focused on setting a course for CMHC that will ensure it is well positioned for the future to fulfill its mandate. Canada’s housing markets remained balanced for the most part in 2014 but there are emerging risks – notably the decline in oil prices in the latter part of the year, potential overvaluation and overbuilding in some markets and high levels of household debt. In addition, global events are contributing to instability around the world to which Canada is not immune. The impact of economic shocks, regardless of their cause, underscores the priority the Board set for CMHC in 2014 to improve its risk management practices and to bolster its data and analysis of housing markets. Through its mortgage loan insurance and securitization guarantee programs, CMHC facilitates national access to mortgage financing and contributes to the stability of the financial system. At the same time, these programs present real risks to the taxpayer. In support of the Government’s efforts to reduce taxpayer exposure to the housing sector, in 2014 CMHC discontinued certain mortgage loan insurance products and increased premiums. These decisions were made in the context of retaining CMHC’s ability to fulfill its core mandate while ensuring that it has the ability to scale up in times of economic duress to support financial stability, if required. Part of CMHC’s mandate is the support the Corporation provides to Canadians whose housing needs are not adequately met in the market. CMHC ensures that federal housing investments deliver maximum benefits to Canadians in need. Strong partnerships with other orders of government and housing providers are essential to CMHC’s success in this area. We have challenged CMHC to become a higher-performing organization and, as Board members, we have also challenged ourselves. This year, we undertook a peer assessment to identify areas for Board member development and improvement in the performance of our duties as stewards of the Corporation. I would like to take this opportunity to thank Michael Horgan, Rennie Pieterman, Michael Gendron and Brian Johnston, who retired from the Board this year. Recently, Sandra Hanington departed as a result of her appointment as Master of the Royal Canadian Mint. On behalf of the Board, I thank them for their contribution and wish them well in their future endeavours. The Board also welcomes new members Paul Rochon, the Deputy Minister of Finance, as well as Navjeet (Bob) Dhillon and Peter Sharpe who were appointed in February 2015. I would also like to acknowledge the outstanding support the Board received from CMHC management and employees in achieving our objectives this year. Robert P. Kelly Chairperson Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT 5

MESSAGE FROM THE PRESIDENT I’m very proud of what we accomplished in 2014, my first year as CMHC’s President and CEO. We moved quickly to articulate a new mission and vision that set the direction for our work in 2014 and for the future. Our mission to help Canadians meet their housing needs has helped us focus on activities that contribute most to fulfilling our mandate and to better serving Canadians. Our vision to be the heart of a world-leading housing system signals our aspiration not only to preserve but to improve financial stability and access to housing. Guided by our mission and vision, we pursued challenging goals for CMHC in 2014. Our activities and accomplishments for the year are discussed throughout this report. In particular, I want to highlight key achievements that most resonate with our refocused approach. This approach starts with ensuring that Canadians have access to housing financing through our mortgage loan insurance products while minimizing taxpayer exposure to risk. In keeping with our mission to help Canadians meet their housing needs, we discontinued second home mortgage loan insurance. We also no longer offer products to self-employed borrowers without 3rd party validation. As part of our efforts to ensure we have the capital required to be able to respond in times of economic duress, and minimize taxpayer exposure, we increased insurance premiums for Homeowner and 1-4 unit rental properties. CMHC’s securitization programs provide a reliable source of long-term mortgage funding for residential mortgage lenders. At the same time, we have a role to play in shaping the market. Increases to come into effect in 2015 to our guarantee fees for National Housing Act Mortgage-Backed Securities (NHA MBS) and to Canada Mortgage Bonds (CMB) are an important step toward further reducing taxpayer exposure to the housing sector and encouraging alternative funding options in the private market. In 2014 we also took additional steps to integrate risk management into all of our activities by introducing a risk governance model (“Three Lines of Defence”) which sets out responsibilities for managing risk at all levels of the organization. Over the year, I had the opportunity to meet with many others who share our commitment to improve access to quality, affordable housing for lower income Canadians, seniors, Aboriginal families and people with disabilities. In November, I met with my provincial and territorial government colleagues to strengthen our partnerships on affordable housing. Throughout 2014, we worked with provinces and territories to extend bilateral Investment in Affordable Housing Agreements (IAH) to 2019. Federal commitments under these agreements will total more than $1.9 billion since their inception in 2011. In support of housing programs on and off-reserve, CMHC spent just over $2 billion in Parliamentary appropriations on behalf of the Government of Canada in 2014. Through these investments, CMHC is helping to create affordable housing solutions to meet the needs of Canadians. 6 Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT

We want ours to be the leading voice in canadian market analysis and housing research and, in 2014, we made great strides toward this goal. By increasing reporting activities and by creating tools and products to help Canadians make more informed decisions, we addressed transparency concerns regarding gaps in the information we report. CMHC’s Insurance Business Supplement provided clarity with respect to our residential mortgage insurance business, while research on foreign investments in condominium markets, the launch of the Housing Market Information Portal and the release of the initial results from our House Price Analysis and Assessment (HPAA) framework have all expanded the availability and quality of housing market data. I am very thankful for the efforts and dedication of our employees across the country. Together in 2014, we took steps to transform CMHC into the higher-performing organization we want to be and to bring greater value to Canadians. This transformation is anchored by the four pillars of our CMHC in Motion program of change – a Focused Role, an Accountable Culture, Enabled People and Efficient Processes. Change is often difficult, but our employees have remained steadfast and resilient in ensuring CMHC continues to deliver the best possible service to Canadians. It is through their passion and commitment that CMHC will continue to Build, Lead, Succeed. Evan W. Siddall President and Chief Executive Officer Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT 7

MANAGEMENT’S DISCUSSION AND ANALYSIS The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations as approved by the Board of Directors on 26 March 2015 is prepared for the year ended 31 December 2014. This MD&A should be read in conjunction with the audited Consolidated Financial Statements. Unless otherwise indicated, all financial information in this report has been prepared in accordance with International Financial Reporting Standards (IFRS) and all amounts are expressed in Canadian dollars. Forward-Looking Statements Our Annual Report contains forward-looking statements including, but not limited to, statements made in the “Operating Environment”, “Performance by Activity”, “Risk Management”, and “Expected Outcomes” sections of the report. Specific forward-looking statements include, but are not limited to, statements with respect to our outlook for the regulatory environment in which we operate, the outlook and priorities for each activity and the risk environment. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. These risks and uncertainties, many of which are beyond our control, include, but are not limited to, national and international economic, financial and regulatory conditions, and could cause actual results to differ materially from the expectations expressed in these forward-looking statements. Forward-looking statements are typically identified by words such as “may”, “should”, “could”, “would”, “will”, as well as expressions such as “believe”, “expect”, “forecast”, “anticipate”, “intend”, “plan”, “estimate” and other similar expressions. The forward-looking information contained in the Annual Report is presented to assist readers in understanding our financial condition and performance. It may not be suitable for other purposes and readers should not place undue reliance on it. The forward-looking statements are based on management’s current predictions, forecasts, projections, expectations and conclusions and the assumptions related to these predictions, forecasts, projections, expectations and conclusions may not prove to be correct. We do not undertake to update any forward-looking statements made in this Annual Report. Non-IFRS Measures We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, are not defined by IFRS, and do not have standardized meanings that would ensure consistency and comparability with other institutions. These non-IFRS measures are presented to supplement the information disclosed in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements which are prepared in accordance with IFRS and may be useful in analyzing performance and understanding the measures used by management in its financial and operational decision making. Where non-IFRS measures are used throughout the Annual Report, a definition of the term will be disclosed in the Glossary for Non-IFRS Financial Measures section at the end of this MD&A. Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT 9

Operating Environment Real Gross Domestic Product Consumer Price Index (% change) (% change) 7.5 7.5 6.0 6.0 4.5 4.5 3.0 2.5 3.0 1.9 2.0 2.0 1.5 1.5 1.5 0.9 0.0 2012 2013 2014 0.0 2012 2013 2014 Source: Statistics Canada, Consensus Economics Source: Statistics Canada Average Five-Year Posted Unemployment Rate Mortgage Interest Rate (%) (%) 7.5 7.5 7.2 7.1 6.9 6.0 6.0 5.3 5.2 4.9 4.5 4.5 3.0 3.0 1.5 1.5 0.0 0.0 2012 2013 2014 2012 2013 2014 Source: Bank of Canada Source: Statistics Canada HOUSING MARKETS Housing Starts (Units) Vacancy Rates (%) Average National House Prices ($) 220,000 7.5 450,000 214,827 400,000 408,068 210,000 6.0 382,613 363,477 350,000 200,000 4.5 300,000 189,329 2.8 2.9 3.0 190,000 187,923 3.0 250,000 180,000 1.5 200,000 170,000 0.0 150,000 2012 2013 2014 2012 2013 2014 2012 2013 2014 Source: CMHC Source: CMHC Source: CREA For additional information on housing markets in Canada, please visit our website at www.cmhc.ca 10 Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT

Economic Conditions and Housing Indicators

In 2014, resale market conditions remained balanced and broadly in-line with key indicators such as employment, gross domestic product (GDP) and population growth. Nationally, the average Multiple Listing Service® (MLS®) price increased by 6.7% relative to 2013 due in part to greater MLS® sales growth in more expensive markets in Ontario and British Columbia. The rental vacancy rate remained stable, as demand for rental housing was supported by net migration and steady levels of full-time employment in the 15 to 24 age group. Total housing starts remained at a similar level as in 2013, supported by low mortgage rates and employment. Fundamentals supporting Canada’s housing markets, such as migration, employment and income, were stronger in the western part of the country.

Economic conditions in Canada in 2015 overall are projected to be stable relative to 2014 according to the Consensus of Economic Forecasters of Canada, albeit with regional differences due to lower oil prices. The Consensus Private Sector Forecasters Survey as of 8 February 2015 notes that:

¡	Canadian GDP is forecast to increase between 1.9% and 2.5% in 2015.

¡	The overall Canadian unemployment rate should decline, and is expected to be between 6.4% to 6.9% in 2015 compared to 6.9% in 2014.

¡	Low interest rates will continue to support Canada’s housing market in 2015.

We expect housing starts to moderate at a gradual pace over the forecast horizon, from 189,329 units in 2014 to 187,400 units in 2015 and 185,100 units in 2016. MLS® sales in 2015 are expected to remain close to levels observed in 2014. By 2016, we expect demand for existing units to moderate slightly relative to 2014 and 2015, but still remain above their level over the 2009 to 2013 period. We expect national market conditions to remain relatively balanced and house prices are projected to remain in line with underlying demographic and economic factors. We expect the average MLS® price for Canada to increase by 1.5% in 2015 to $414,200 and by 1.6% in 2016 to $420,900. The average price for Canada is pushed up by the impact of higher priced markets such as Vancouver and Toronto. Excluding these two Census Metropolitan Areas, the average MLS® price for Canada is forecast to be $332,180 in 2015 and $339,450 in 2016. While the outlook for the Canadian housing sector is one of general stability, there are global and domestic risks to consider. The most significant downside risk to recently emerge is the decline in world oil prices. Household debt is also a vulnerability that requires close monitoring. The Canadian debt-to-income ratio continues to trend up, rising from 161.5 in the second quarter of 2014 to 162.6 in the third quarter of 2014.

Mortgage Loan Insurance Developments

In recent years, the Government of Canada has taken a number of measures to help ensure that Canada’s financial system remains strong and to reinforce the housing finance framework. Limiting government exposure to the housing sector continues to be an important objective of CMHC.

Amendments to the National Housing Act (NHA) and the Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA) in Part 6, Division 24 of the Economic Action Plan 2014 Act, No.1

On 19 June 2014, Bill C-31, an Act to implement certain provisions of the budget tabled in Parliament on 11 February 2014 and other measures (Economic Action Plan 2014 Act, No. 1) received Royal Assent. The Act brings several amendments to the NHA and PRMHIA that affect us. Specifically, the Act explicitly extends regulation-making power over government-backed insurance to existing insured loans (as opposed to only new insurance) under the PRMHIA and the NHA. In addition, it amends PRMHIA to require that mortgage loans insured before the coming into force of PRMHIA must also comply with any regulations under the PRMHIA that relate to mortgage loans that may back securities guaranteed under the NHA.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        11

Fees Payable to the Government of Canada

Pursuant to section 8.2 of the NHA, effective 1 January 2014, our mortgage loan insurance business is subject to a risk fee payable to the Government of Canada of 3.25% of premiums written and an additional 10 basis points on new portfolio insurance written. Our fee of 3.25% takes into account the full government backing of our insurance liabilities as opposed to the 90% guarantee of private mortgage insurers.

OSFI Guideline B-21: Residential Mortgage Insurance Underwriting Practices and Procedures

The Office of the Superintendent of Financial Institutions (OSFI) published its final Guideline B-21 Residential Mortgage Insurance Underwriting Practices and Procedures for mortgage insurers on 6 November 2014. Most of the practices and procedures in the guideline have already been adopted and we do not anticipate any significant changes to our operations.

Minimum Capital Test for Mortgage Loan Insurers

OSFI is in the process of developing a new capital framework specific to mortgage insurers which will replace the current Minimum Capital Test (MCT). This new framework is not expected to be in place until 2016 or later. As a result, mortgage loan insurers are expected to use an interim capital framework, which is a modified version of the MCT for federally regulated property and casualty insurers that was released by OSFI on 24 September 2014. Our MCT ratio declined by 17 percentage points as at 1 January 2015 under the modified MCT.

Review of Mortgage Loan Insurance Business

We evaluated our mortgage loan insurance products in 2014 against our new mission statement, which emphasizes housing needs. This review resulted in the elimination of certain product offerings, including the availability of insurance on loans for second homes, borrowers without independent income validation, and condominium construction financing.

Effective 1 May 2014, we increased our mortgage loan insurance premiums by approximately 15% on all Transactional Homeowner loans and 1-4 unit rental properties. In addition, effective 31 July 2014, we aligned our low ratio transactional mortgage loan insurance product with our high ratio product by establishing maximum housing prices, amortization periods and debt servicing ratios.

Other initiatives to support the efficient functioning and competitiveness of the housing finance system included modifications to our Portfolio insurance with a revised annual allocation of $9 billion and the elimination of the substitution feature for new Portfolio pools (those insured after 31 December 2013).

Securitization Developments

Annual Limit on New Securities Guaranteed

Pursuant to the NHA, the Minister of Finance approves the terms and conditions for our Securitization Programs, including the maximum guarantees for the year. In 2014, the maximums were $80 billion and $40 billion for NHA MBS and CMB, respectively, and will remain at these levels for 2015. Effective 1 April 2015, the fees we pay to the Government of Canada for their guarantee increased.

Covered Bonds

Beginning in the fourth quarter, the European Union (EU) recognized Canadian Covered Bonds as a Level 2A liquid asset for the purposes of EU-based financial institutions complying with the Liquidity Coverage Ratio under Basel III.

12        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Investment in Affordable Housing Economic Action Plan 2013 confirmed the Government of Canada’s continued commitment to working with provinces and territories to develop and implement solutions to housing by renewing the Investment in Affordable Housing (IAH) to March 2019. This federal investment of $1.25 billion is being provided through CMHC over five years, and is cost-shared by provinces and territories. Funds provided to provinces and territories through the IAH will support the use of apprentices, which will support training of skilled labour. By early 2015, all jurisdictions had agreements in place to extend IAH for another five years to 2019. Government Direction As a federal Crown corporation which receives Parliamentary Appropriations, CMHC participates in Government fiscal restraint. A two-year operating budget freeze was introduced for fiscal years 2014/15 and 2015/16. Although the freeze does not apply to our non-appropriations based activities, we respect the spirit and intent of the freeze for our commercial operations. We have taken steps to ensure the long-term sustainability of our pension plan and to manage costs. In this context, we introduced a defined contribution component to our pension plan effective 4 April 2013 for all new hires. For the defined benefit component, steps have been taken to achieve a 50/50 cost sharing arrangement by 2017. Condensed Consolidated Financial Results Condensed Consolidated Balance Sheet (in millions) 2014 2013 Total Assets 248,490 270,051 Total Liabilities 230,308 254,213 Total Equity of Canada 18,182 15,838 Total Assets Total Assets were $248.5 billion as at 31 December 2014, of which $211.5 billion (85.1%) represented loans receivable arising from the IMPP and CMB programs. Total Assets decreased by $21.6 billion (8.0%) from 31 December 2013 primarily due to a decrease in loan receivable balances of $26.0 billion (92.8%) as a result of the scheduled maturities of the Insured Mortgage Purchase Program (IMPP), which was offset by the acquisition of beneficial interests in NHA MBS from Approved Issuers, net of scheduled maturities, as well as fair value increments and cash inflows from operations. Total Liabilities Total Liabilities were $230.3 billion as at 31 December 2014, of which $211.5 billion (91.8%) represented borrowings incurred for the IMPP and CMB programs. Total Liabilities decreased by $23.9 billion (9.4%) from 31 December 2013 primarily due to a decrease of $26.0 billion (92.8%) in IMPP borrowings as a result of repayments which were partially offset by $2.9 billion (1.4%) higher net issuances of CMB by Canada Housing Trust (CHT). Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT 13

Total Equity of Canada Total Equity of Canada was $18,182 million at 31 December 2014, an increase of $2,344 million (14.8%) representing the Comprehensive Income recognized in 2014. Condensed Comprehensive Consolidated Income Statement of Income and Total Revenues Total Revenues were $6,199 million for the year ended 31 December 2014, a $1,058 million (20.6%) increase over the prior year primarily due to higher Net Realized Gains (Losses). Net Realized Gains (Losses) increased $1,408 million (3,060.9%) over the prior year primarily due to $1,226 million in gains realized due to repositioning the Mortgage Loan Insurance investment portfolio. These realized gains were due to the transition to revised investment asset mix objectives aimed at maximizing risk-adjusted returns and minimizing the need to liquidate investments. (in millions) 2014 2013 Total Revenues 6,199 5,141 Total Expenses 2,712 2,728 Income Taxes 862 584 Net Income 2,625 1,829 Other Comprehensive Income (281) 165 Comprehensive Income 2,344 1,994 Total Expenses Total Expenses were $2,712 million for the year ended 31 December 2014, a $16 million (0.6%) decrease from the prior year primarily due to lower Housing Programs expenses partially offset by higher Operating Expenses and higher Insurance Claims. Housing Programs Expenses were $61 million (2.9%) lower than the prior year primarily due to reductions in expenditures for long-term commitments for existing social housing. Operating Expenses were $26 million (7.5%) higher than the prior year primarily due to costs associated with organizational restructuring, higher investments in information technology and the new guarantee fees expense related to the Mortgage Loan Insurance Activity paid to the Government of Canada. Insurance Claims were $19 million (6.1%) higher than the prior year. These represent the losses incurred during the period as a result of the changes to the Provision for Claims. The increase was due to key estimate drivers such as the unemployment rate, arrears rate and house price inflation not improving as much during 2014 as they did in 2013. Net Income Net Income was $2,625 million for the year ended 31 December 2014, a $796 million (43.5%) increase over the prior year primarily due to the crystallization of gains from the implementation of the new investment asset mix in the Mortgage Loan Insurance investment portfolio. The variances in Parliamentary Appropriations for Housing Programs and Housing Programs Expenses offset one another and have no effect on Net Income. Other Comprehensive Income Other Comprehensive Income was a loss of $281 million for the year ended 31 December 2014, a $446 million (270.3%) decrease from the prior year. 14 Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT

Net Unrealized Gains from Available for Sale Financial Instruments (net of tax) increased over the prior year by $470 million (47,000%) primarily due to stronger market performance. The bond portfolio gains were significantly higher due to a steep decline in yields during 2014 compared to a significant increase in yields during 2013. Offsetting this, was a $515 million (547.9%) Reclassification of Prior Years’ Net Unrealized (Gains) Losses Realized in the Period in Net Income (net of tax) due to the implementation of a new investment asset mix in the Mortgage Loan Insurance portfolio during the third and fourth quarters. Further, Remeasurements of the Net Defined Benefit Plan decreased year-over-year by $401 million (154.2%) primarily as a result of a decline in the discount rate in 2014 (from 4.8% to 4.0%) compared to an increase in the discount rate last year (3.9% to 4.8% in 2013). Comparison against Plan 2014 (in millions) Plan Actual Variance $ Variance % Parliamentary Appropriations for Housing Programs 1,945 2,010 65 3.3% Premiums and Fees Earned 1,920 1,933 13 0.7% Net Interest Income 127 102 (25) (19.7%) Investment Income 548 608 60 10.9% Other Income 178 1,546 1,368 768.5% Total Revenues 4,718 6,199 1,481 31.4% Housing Programs Expenses 1,945 2,010 65 3.3% Insurance Claims 413 328 (85) (20.6%) Operating Expenses 393 374 (19) (4.8%) Total Expenses 2,751 2,712 (39) (1.4%) Income before Income Taxes 1,967 3,487 1,520 77.3% Income Taxes 473 862 389 82.2% Net Income 1,494 2,625 1,131 75.7% Total Assets 249,194 248,490 (704) (0.3%) Total Liabilities 232,346 230,308 (2,038) (0.9%) Total Equity of Canada 16,848 18,182 1,334 7.9% Total Revenues Total Revenues were $1,481 million (31.4%) higher than plan primarily as a result of $1,368 million (768.5%) higher than plan Other Income mainly due to higher realized gains on the implementation of the new investment asset mix in the Mortgage Loan Insurance investment portfolio. Total Expenses Total Expenses were $39 million (1.4%) lower than plan and in line with expectations. Net Income Net Income was $1,131 million (75.7%) higher than plan primarily as a result of the unplanned realized gains as explained above. Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT 15

Performance by Activity Corporate Performance Framework Our corporate performance framework is organized around the needs of our clients and stakeholders. Objectives Mission Vision Values 1 Contribute to a stable, competitive We help Canadians meet The heart of a world-leading Serving the Public Interest and innovative their housing needs housing system Achieving Business Excellence Building a Workplace Community housing system 2 Facilitate access to affordable and suitable housing Activities Market Analysis and Research Outcomes* Provide objective information and advice in order to support informed decision making Assisted Housing Mortgage Loan Insurance Securitization 1 Canada has a Work with stakeholders Provide mortgage loan insurance Facilitate access to funds for mortgage stable, competitive to provide affordable to enable Canadians to access financing through securitization guarantee and innovative housing to Canadians in financing for a range of housing products and administration of the legal housing system need, on and off reserve options that meet their needs framework for Canadians covered bonds 2 Canadians in People and Processes need have access Facilitate the achievement of Corporate objectives to affordable and suitable housing * Refer to “Expected Outcomes” for immediate and longer-term outcomes and indicators in support of these ultimate outcomes. For each strategic priority, there are a number of performance indicators and immediate and longer-term outcomes that CMHC strives to attain. The performance indicators are assessed based on the following: Green (target met or exceeded): ? 95% of plan Red (target not met): < 95% of plan Readers are encouraged to refer to the Summary of CMHC’s 2015-2019 Corporate Plan, which is available at www.cmhc.ca, for additional details on future directions and initiatives. 16 Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT

MARKET ANALYSIS AND RESEARCH

Description of Activity

Our Market Analysis and Research Activities support informed decision making through the creation, interpretation and sharing of housing related data and information. We undertake surveys, data analysis and forecasting at the local, provincial and national levels and undertake research on a range of issues that support a well-functioning housing system and promote housing affordability and choice. These efforts improve the understanding of current and future housing challenges in Canada and facilitate the development of housing-related policy.

Financial Highlights

- Research expenditures decreased in 2014 primarily as a result of the federal government's review of spending under Economic Action Plan 2012.

Non-Financial Highlights

- Launch of Housing Market Information Portal
- Public release of House Price Analysis and Assessment (HPAA) Framework
- Public release of inaugural Condominium Owners Survey Report for Toronto and Vancouver
- Publication of statistics on foreign investor activity for 11 of the largest Canadian condominium markets
- Completion of CMHC's leading edge EQuilibrium™ Sustainable Housing Demonstration Initiative
- Accurate forecasts for housing starts within 2.4% of actual
- 662,608 market analysis publications downloaded or distributed
- 1,849,453 housing research information products downloaded or distributed

Performance Analysis

	2014	
Performance Indicators (%)	Plan	Actual
Recipients of newly published *Research Highlights* who found them useful	70	71*
Recipients of newly published *About Your House* fact sheets who found them useful	80	95*
Subscribers to market analysis publications who found them useful	93	94*
Attendees at Housing Outlook Conferences who found them useful	95	99.8*
Forecast accuracy of housing starts	Within 10% of actual	(2.4)*

* *Figure is shaded green to indicate target met or exceeded 95% of plan.*

As Canada's authority on housing, Canadians turn to us for accurate and impartial forecasts and in-depth analysis through:

- 19 Housing Outlook Conferences across the country
- *Housing Market Outlook* and other publications
- *The Canadian Housing Observer* which addresses a wide range of housing issues including housing need and affordability

In 2014, we launched the House Price Analysis and Assessment (HPAA) framework. The HPAA assesses housing market conditions by taking into consideration the economic, financial and demographic drivers of housing markets. The use of multiple indicators provides a robust picture of overall housing market conditions.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT 17

The diagram below describes the four key risk factors considered within the HPAA framework:


Overheating
Overheating of demand, where demand significantly outstrips supply
Price Acceleration
Acceleration in house prices, which could be an indication of speculative activity
Overvaluation
Overvaluation in house prices, which could be an indication of speculative activity
Overbuilding
Overbuilding, which suggests that supply has responded too strongly to demand

In 2014, we also launched our Housing Market Information Portal. This dynamic, web-based tool includes state-of-the-art searching capabilities that enables users to quickly access and customize a wealth of housing market data. (www.cmhc.ca/hmiportal)

Our 2014 research activities advanced our understanding of the housing needs of Canadians through:

- Updated core housing need estimates that include information on the three housing standards of adequacy, affordability and suitability.
- Continued collaboration with territorial housing agencies in promotion of energy-efficient and culturally-appropriate housing in the North.
- An online tour of CMHC's FlexHouse at the Canadian Centre for Housing Technology that increases the knowledge of strategies to improve the accessibility, visibility and adaptability of Canadian housing to better meet life's changing needs. (www.cmhc.ca/flex)
- Research Highlights that include topics such as housing for people with dementia, improving energy performance in multi-unit residential buildings and the design and construction of the Northern Sustainable House in Inuvik, Northwest Territories.

To address the need for information on foreign ownership in the condominium market, we asked property managers responding to our rental market survey to provide us with the number of condominium apartment units owned by people whose permanent residence is outside of Canada. This information was collected for 11 Census Metropolitan Areas (CMAs) in Canada and published as part of our fall rental market survey. The foreign investor rate ranged from a low of 0.1% for Edmonton, Regina, and Winnipeg CMAs to highs of 2.3% and 2.4% for Vancouver and Toronto, respectively. Higher rates, as high as 6.9%, were identified in city cores.

CMHC's leading edge EQuilibrium™ Sustainable Housing Demonstration Initiative, which saw the design, construction and demonstration of 11 highly energy efficient housing projects across Canada, was completed in 2014. Lessons-learned and knowledge gained through the initiative were provided to industry to foster more awareness and uptake of sustainable housing sector practices and technologies.

18 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Financial Performance (in millions) 2014 2013 Assisted Housing Recovery Parliamentary Appropriations for: Housing Programs 46 46 Lending Programs 4 3 Mortgage Loan Insurance Recovery 17 16 Total Revenues 67 65 Market Analysis 45 39 Research 22 26 Total Expenses 67 65 Net Income — Financial Analysis Market Analysis and Research activities are cost-recovered from revenues from Assisted Housing’s Parliamentary Appropriations for Housing Programs and Lending Programs as well as under the Mortgage Loan Insurance Activity. Outlook Our stakeholders have asked us for more varied and comprehensive information on housing markets and the housing finance system. In 2015, we will: ?? Refocus our research activities on areas where we are best positioned to contribute to a well-functioning Canadian housing system and to promote housing affordability and choice. ?? Increase the breadth and enhance the usefulness of data and analysis that is publicly available on housing, with an initial focus on housing markets and housing finance. ?? Improve the timely release of our housing-related data, analysis and information and better target information sharing activities to priority audiences. CMHC will also continue to provide high-quality policy advice to Government. Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT 19

ASSISTED HOUSING

Description of Activity

Our Assisted Housing Activity provides financial assistance for existing social housing both off and on-reserve, and funding for affordable housing delivered through partnerships with provinces and territories. We support the creation of affordable housing through Seed Funding, Proposal Development Funding, Mortgage Loan Insurance underwriting flexibilities, information and advice. We provide assistance for new construction, renovation and repairs on-reserve, and support for Aboriginal capacity building.

Lending Programs

We make loans to social housing sponsors, First Nations, provinces, territories and municipalities, as well as non-subsidized housing support. We can offer loans at below market interest rates due to our ability to obtain funding through the Crown Borrowing Program. We operate our Lending Programs on a long-term, breakeven basis in order to help reduce project operating costs, thereby lowering direct subsidies for social housing.

Housing Programs

We receive Parliamentary Appropriations to fund our Housing Programs. Housing Programs operate on a breakeven basis as appropriations equal expenditures each year. The majority of the funding in Housing Programs helped support low-income households living in existing social housing on and off-reserve. In addition, funding is provided for housing programs on-reserve and other housing related services.

Funding is also provided for new commitments of affordable housing, including the renewed Investment in Affordable Housing (IAH) and the investment in Nunavut housing. Agreements were reached with 12 provinces and territories to extend funding for affordable housing through the IAH for the period of 2014 to 2019. Under this joint federal-provincial-territorial initiative which began in 2011, the federal government is providing more than $1.9 billion over eight years to help reduce the number of Canadians in housing need. The remaining $70 million in funding of the additional $100 million for new affordable housing in Nunavut announced in the Economic Action Plan is also being delivered through the IAH extension. Since April 2011, 217,772 households have benefitted from this funding.

CMHC also manages assets transferred from the Federal Co-operative Housing Stabilization Fund (the Fund) since the termination of its Indenture of Trust in April 2010. The Fund was set up under the federal Co-operative Housing Program and provides assistance to co-operative housing projects in financial difficulty committed under this program. The assets transferred from the Stabilization Fund are available to assist co-ops with an Indexed Linked Mortgage (ILM) in financial difficulty. Transferred mortgage receivables under administration during the year decreased from $45.8 million to $45.0 million at year end. Other assets transferred from the Stabilization Fund to CMHC that are available to assist ILM Co-ops in financial difficulty were $16.4 million at year end, which included $3.0 million in restricted funds for loan commitments approved but not yet advanced.

Financial Highlights

¡	$2,010 million in support of Housing Programs, including $1,655 million to fund long-term commitments for existing social housing and $302 million for new commitments of affordable housing.

¡	$39 million decrease in Net Income for the Lending Programs over the prior year as a result of a decrease in Net Interest Income.

20        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Non-Financial Highlights

- 12 Investment in Affordable Housing (IAH) agreements for the 2014-2019 period were signed with provinces and territories, the remaining agreement was in place early in 2015.
- 570,950 households assisted in existing social housing on and off-reserve.
- 496 new units committed under the On-Reserve Non-Profit Housing Program.

Performance Analysis

Performance Indicators	2014 Plan	2014 Actual
Housing Programs Expenses excluding Operating Expenses ($M)	1,833	1,890*
Affordable housing expenditures ($M)	51.1	256.8*
Estimated number of households assisted through long-term social housing commitments	568,600	570,950*
Affordable housing facilitated by CMHC's Affordable Housing Centre (units)	3,060	3,154*
Direct Lending ($M)	707.7	768.5*
New units committed under the On-Reserve Non-Profit Housing Program (units)	438	496*
Renovation programs expenditures (value of loans that are forgiven over time) ($M)	12.4	13.2*
Housing Programs and services delivered through First Nations or Aboriginal organizations (%)	85	84*

* *Figure is shaded green to indicate target met or exceeded 95% of plan.*

We met our performance measures for 2014. Our affordable housing expenditures exceeded plan for 2014 due to the extension of the IAH 2014-2019. Our Affordable Housing Centre facilitated the creation of 3,154 affordable units that do not require ongoing federal assistance. The Centre provides information and advice as well as funding for up-front costs to help get projects off the ground. Over 69,300 units have been developed since the Centre's inception.

Through our On-Reserve Non-Profit Housing Program, we provide assistance for the construction, purchase and rehabilitation of rental housing on-reserve. We committed funding for 496 new rental units in 2014 and continued to subsidize 27,750 existing social housing units on-reserve.

Our work with First Nations to improve their management of the CMHC-funded social housing stock on-reserve continued in 2014. Detailed assessments of social housing performance as well as feedback and expectations were provided to key decision makers, including Chiefs and Councils. Our targeted training and capacity development programs help in areas where improvements are required. In support of the National Strategy to Address Mould in First Nations Communities, we held 47 mould-related training events and distributed 10,631 mould-related publications in 2014.

Financial Performance

(in millions)	2014	2013
Parliamentary Appropriations for Housing Programs	2,010	2,071
Net Interest Income	19	66
Other Income	66	69
Total Revenues	**2,095**	**2,206**
Housing Programs Expenses	2,010	2,071
Operating Expenses	21	22
Total Expenses	**2,031**	**2,093**
Income before Income Taxes	**64**	**113**
Income Taxes	12	22
Net Income	**52**	**91**

Financial Analysis

Total Revenues

Total Revenues decreased by $111 million (5.0%) from 2013 primarily as a result of a decrease in Parliamentary Appropriations for Housing Programs and Net Interest Income.

Appropriations spending related to Housing Programs Expenses for the period ended 31 December 2014 was $2,010 million, a decrease of $61 million (2.9%) when compared to 2013. Of the decrease, $73 million relates to reductions in expenditures within the long-term

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT 21

commitments for existing social housing. Other variances include a decrease of $76 million due to the timing of expenditures under the Investment in Affordable Housing, partially offset by an increase of $85 million for affordable housing in Nunavut.

Net Interest Income decreased by $47 million (71.2%) from the prior year primarily due to an interest loss recovery of $12 million during 2014 compared to $53 million in 2013. These interest losses were incurred by CMHC as a result of prepayment and re-pricing activities. The reimbursement is included in Interest Income and recovered from the Government through Parliamentary Appropriations for Housing Programs (refer to Note 9 of the Consolidated Financial Statements).

Total Expenses

Total Expenses decreased by $62 million (3.0%) primarily as a result of lower Housing Programs expenses of $61 million (2.9%) as explained in the Total Revenues section.

Net Income

Net Income decreased by $39 million (42.9%) over the prior period. This decline is primarily the result of the decrease in Net Interest Income.

Capital Management

Capital adequacy is a risk in our Lending portfolio due to declining business which affects our ability to maintain breakeven programs.

Refer to the Consolidated Financial Statements Note 18 - Capital Management for complete disclosure on Capital Management.

Financial Resources

Investments are made in high credit quality fixed income instruments taking into consideration our risk appetite and business activities. Investments under management had a fair value of $2.3 billion as at 31 December 2014 (2013 - $1.8 billion). We hold liquid assets equal to at least one week's forecasted cash requirements to meet the funding needs of the Lending Programs.

The following table presents a maturity profile of the Lending Programs financial instruments.

(carrying value in millions)	2015	2016	2017	2018	2019	2020 and Thereafter	Total
ASSETS							
Cash and Cash Equivalents	978	-	-	-	-	-	978
Securities Purchased Under Resale Agreements	126	-	-	-	-	-	126
Loans	1,455	1,400	1,271	1,207	1,254	3,348	9,935
Investment Securities	551	234	121	120	140	28	1,194
Accrued Interest Receivable	211	-	-	-	-	-	211
Derivatives	8	16	12	22	13	34	105
	3,329	**1,650**	**1,404**	**1,349**	**1,407**	**3,410**	**12,549**
LIABILITIES							
Borrowings	1,909	1,948	1,601	1,539	1,416	3,811	12,224
Accrued Interest Payable	123	-	-	-	-	-	123
Derivatives	5	8	3	3	9	3	31
	2,037	**1,956**	**1,604**	**1,542**	**1,425**	**3,814**	**12,378**

22 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Reporting on Use of Appropriations The following table reconciles the amount of appropriations authorized by Parliament as available to CMHC during the Government fiscal year (31 March) with the total amount recognized by the Corporation in its calendar year. For the year ended 31 December (in millions) 2014 2013 AMOUNTS AUTHORIZED IN 2013/14 (2012/13) Main Estimates 2,131 2,140 Less: Portion recognized in calendar 2013 (2012) (1,498) (1,514) Less: Appropriations lapsed for 2013/14 (2012/13) (46) (53) 2013/14 (2012/13) portions recognized in 2014 (2013) 587 573 AMOUNTS AUTHORIZED IN 2014/15 (2013/14) Main Estimates 2,097 2,131 Less: Portion to be recognized in calendar 2015 (2014) (639) (579) Forecasted lapse for 2014/15 (Actual lapse in 2013/14) (35) (54) 2014/15 (2013/14) portions recognized in 2014 (2013) 1,423 1,498 Total appropriations recognized – twelve months ended 31 December 2,010 2,071 Outlook ?? Appropriations and related housing expenditures are expected to remain relatively consistent over the next four years, at approximately $2 billion a year. They are projected to decline to $1.9 billion by 31 December 2019 due to the expiry of housing program funding for the IAH (31 March 2019). ?? Housing Programs projections include: ?? $204.6 million in savings reflected in CMHC’s annual reference levels as of 2014/15; $102.2 million identified through the Government’s 2009 Strategic Review and $102.4 million identified as part of the Budget 2012 spending review. ?? $253.1 million per fiscal year to renew the IAH to 2018/19. ?? Loans are projected to decline by $948 million in 2015 as repayments exceed new lending commitments. In subsequent years they will continue to decline as a result of loan program maturities. Canada Mor tgage and Housing Corporation 2014 ANNUAL REPORT 23

MORTGAGE LOAN INSURANCE

Description of Activity

We provide mortgage loan insurance for Transactional Homeowner, Portfolio and Multi-unit Residential loans in all parts of Canada, including in areas or markets not served or under-served by private mortgage insurers. We operate these programs on a commercial basis. Revenue from premiums, fees and investments cover all expenses, including insurance claims losses, and we are expected to generate a reasonable return for the Government of Canada, with due regard for loss.

Our Products

¡	Transactional Homeowner – insurance against borrower default for loans secured by residential properties of 4 or fewer units at the time the loan is originated, the cost of which is paid to CMHC by lenders but usually passed on to the borrower, and includes:

¡	High ratio homeowner loans – the borrower has less than a 20% down payment at origination. At least one of the units must be owner-occupied. Mortgage loan insurance on these loans is a legislative requirement for federally regulated lenders and for most provincially regulated lenders.

¡	Low ratio homeowner loans – the borrower has a down payment of 20% or more at origination. Mortgage loan insurance on these loans is not a legislative requirement; however, lenders may require mortgage insurance as a condition of approving the loan. Units can be owner-occupied or non-owner occupied (i.e. rental units).

¡	Portfolio – insurance against borrower default for pools of low ratio mortgages that are under repayment and secured by residential properties of 4 or fewer units. Unlike Transactional Homeowner Insurance, premiums are not passed on to the borrower.

¡	Multi-unit Residential – insurance provided exclusively by CMHC in the marketplace against borrower default on loans for the construction, purchase and refinancing of Multi-unit Residential properties consisting of 5 or more units. These properties include rental buildings, licensed care facilities, retirement homes, affordable housing projects and purpose-built student housing.

Financial Highlights

¡	Net Income of $2,374 million in 2014, an increase of 57.5% over 2013

¡	Total Assets of $23,765 million

¡	Total Equity of Canada of $16,418 million, which is 343% of the minimum capital required

¡	Insurance-in-force of $543 billion, a decline of $14 billion from 2013

¡	$9 billion annual limit of issuance of portfolio insurance

24        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Non-Financial Highlights

- Product review to emphasize housing needs; elimination of:
  - Insurance on loans for second homes,
  - Borrowers without independent income validation, and
  - Condominium construction financing.
- Portfolio quality:

	2014	2013
Solid Insurance-in-force portfolio with average credit scores of:		
Transactional Homeowner	731	728
Portfolio	760	757
Average equity in Transactional Homeowner and Portfolio product lines (%)	46	45

Performance Analysis

Performance Indicators[1]	2014 Plan	2014 Actual
Total Insured Volumes (units)	**353,975**	308,820*
Transactional Homeowner	198,541	175,169
Portfolio	58,013	38,136
Multi-unit Residential	97,421	95,515
Total Insured Volumes ($M)	**62,864**	55,597*
Transactional Homeowner	45,887	41,714
Portfolio	9,000[2]	7,954
Multi-unit Residential	5,977	5,929
Operating Expense Ratio (%)	15.7	14.8†

[1] *The performance indicator related to the % of total Multi-unit and Transactional Homeowner units approved to address less-served markets and/or to support specific Government of Canada priorities was removed as the measure was revised for 2014.*

[2] *Plan amount of $11 billion was reduced to $9 billion following approval of the 2014-2018 Corporate Plan.*

* *Figure is shaded red to indicate target was not met and achieved less than 95% of plan.*

† *Figure is shaded green to indicate target met or exceeded 95% of plan.*

The volume of new business written is largely dependent on prevailing economic conditions, housing markets and government direction. In 2014, lower than anticipated volumes (in units and dollars) for Transactional Homeowner activity is attributable to competitive pressures and market dynamics. Portfolio volumes were lower than expectations as a result of revisions to the annual allocation to lenders, which were undertaken after the finalization of the 2014 targets.

To continue to be a strong and resilient organization, we increased our capital holding target by 20 percentage points. A premium increase (approximately 15% on average) was implemented in the first half of 2014 for Transactional Homeowner and Portfolio insurance. In addition, further enhancements have been made to our capital modeling and stress testing framework.

Enhancements to our lender quality assurance framework and the consolidation of lender file and compliance reviews will streamline operations and assist lenders with improving the quality of their portfolios and analytical capabilities. A review of our servicing operations will continue to be explored in the context of efficiency and cost savings over the medium to longer term.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT 25

MORTGAGE LOAN INSURANCE AT A GLANCE

Insured Volumes ($B)



70
60
50
40
30
20
10
0
66.0
61.1
55.6
56.6
2012
2013
2014
2015 Plan
Transactional Homeowner (high and low ratio)
Portfolio
Multi-unit Residential

CMHC's presence is a source of confidence in Canadian housing finance markets

$55.6 billion total insured mortgages for 2014

Insurance-in-force ($B)



700
600
500
400
300
200
100
0
566
557
543
533
2012
2013
2014
2015 Plan
Transactional Homeowner (high and low ratio)
Portfolio
Multi-unit Residential
Limit

We provide mortgage loan insurance for Transactional Homeowner, Portfolio and Multi-unit Residential loans in all parts of Canada, including in areas or markets not served or under-served by private mortgage insurers.

2014 Insurance-in-force total of $543 billion (below the legislative limit of $600 billion)

Average Loan Amount ($)



200,000
150,000
100,000
50,000
0
140,781
139,221
180,530
184,281
152,837
152,749
53,693
52,676
Overall
Transactional Homeowner
Portfolio
Multi-unit Residential (per unit)
2013
2014

High quality Mortgage Loan Insurance portfolio:

- Average loan to value ratio of 54%
- Overall arrears rate of 0.35%
- Average credit score at origination of 731 for Transactional Homeowner and 760 for Portfolio
- Average outstanding loan amount of $139,221

Average Credit Score at Origination



900
600
300
0
744
745
749
756
Transactional Homeowner (high and low ratio)
Portfolio
2013
2014

New Mortgage Loan Insurance business in 2014:

- Average insured loan amount at origination of $180,032
- Average credit score at origination of 745 for Transactional Homeowner and 756 for Portfolio

26 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Financial Performance

(in millions, unless otherwise indicated)	2014	2013
Insurance-in-force ($B)	**543**	**557**
Transactional Homeowner	284	288
Portfolio	206	219
Multi-unit Residential	53	50
Insured Volumes	**55,597**	**61,053**
Transactional Homeowner	41,714	44,246
Portfolio	7,954	10,406
Multi-unit Residential	5,929	6,401
Premiums and Fees Received	**1,315**	**1,308**
Transactional Homeowner	1,058	1,044
Portfolio	34	26
Multi-unit Residential	223	238
Claims Paid	**419**	**436**
Transactional Homeowner	368	401
Portfolio	28	31
Multi-unit Residential	23	4

Financial Metrics

Insurance-in-force

The Mortgage Loan Insurance Activity is exposed to pricing risk from underwriting of mortgage insurance contracts. Mortgage insurance contracts transfer risk to us by indemnifying lending institutions against credit losses arising from borrower default. Under a mortgage insurance policy, a lending institution is insured against the risk of loss arising from borrower default for the entire unpaid principal balance of the loan plus interest for a predetermined length of time, in accordance with and subject to the terms of the mortgage insurance policy. Total Insurance-in-force represents the risk exposure of the Mortgage Loan Insurance Activity.

At 31 December 2014, Insurance-in-force was $543 billion, a $14 billion (2.5%) decrease from the prior year. New loans insured were $55.6 billion, while estimated loan amortization and pay-downs were $69.1 billion. We expect mortgage repayments to continue in the range of approximately $67 to $77 billion per year. These repayments offset future increases to our Insurance-in-force resulting from new business being written.

Under section 11 of the NHA, the total of outstanding insured amounts of all insured loans may not exceed $600 billion (2013 – $600 billion).

Insured Volumes

Our insured loan volumes are influenced by the economy, housing markets, competitive pressures and the regulatory environment. The total decline of $5,456 million (8.9%) was primarily due to lower Transactional Homeowner volumes of $2,532 million (5.7%) as a result of declining market share and a $2,452 million (23.6%) decrease in Portfolio volumes primarily caused by a 2014 reduction in the annual portfolio insurance issuance limit to $9 billion from $11 billion.

Premiums and Fees Received

Total Premiums and Fees Received were $1,315 million in 2014, an increase of $7 million (0.5%) over the prior year, primarily due to the increased pricing for Transactional Homeowner premiums which came into effect 1 May 2014. The effect of the increase in pricing was partially offset by lower insured volumes.

Claims Paid and Arrears

Claims Paid were $419 million in 2014, a decrease of $17 million (3.9%) from the prior year. The decrease was a result of lower Transactional Homeowner claims paid due to improving economic conditions and stronger resale markets in most regions. The decrease in Transactional Homeowner claims was partially offset by an increase in Multi-unit Residential claims caused by several large claims paid in 2014.

Canada Mortgage and Housing Corporation **2014 ANNUAL REPORT** 27

The arrears rate includes all loans more than 90 days past due as a percentage of outstanding insured loans.

	2014		2013	
	No. of Delinquent Loans	Arrears Rate	No. of Delinquent Loans	Arrears Rate
Transactional Homeowner	7,586	0.52%	7,749	0.51%
Portfolio	1,988	0.15%	2,151	0.15%
Multi-unit Residential	137	0.62%	133	0.64%
Total	**9,711**	**0.35%**	**10,033**	**0.34%**

CMHC's arrears rate at 31 December 2014 was 0.35%, a 0.01 point increase compared to the prior period driven by a slight increase in the arrears rate for Transactional Homeowner loans.

The total number of delinquent loans was 9,711 at 31 December 2014, a 322 (3.2%) decrease from the prior period due to the lower number of outstanding insured loans, which more than offset the slight increase in the arrears rate.

Financial Analysis

Total Revenues

Total Revenues were $3,735 million in 2014, a $1,210 million (47.9%) increase over the prior year. The increase was primarily the result of higher Other Income, which was partially offset by lower Premiums and Fees Earned.

Other Income was $1,429 million in 2014, a $1,270 million (798.7%) increase over the prior year, primarily due to Net Realized Gains (Losses) of $1,226 million, on the sale of longer duration bonds as well as equities as a result of the new investment asset mix implemented in the Mortgage Loan Insurance investment portfolio in the last two quarters of 2014.

Premiums and Fees Earned were $1,688 million in 2014, a $66 million (3.8%) decrease from the prior year primarily due to decreasing insured volumes in the Mortgage Loan Insurance Activity over the past several years partially offset by the increase in mortgage loan insurance premiums for Homeowner and 1-4 unit rental properties.

Total Expenses

Total Expenses were $577 million in 2014, a $43 million (8.1%) increase over the prior year due to higher Insurance Claims and Operating Expenses.

(in millions, unless otherwise indicated)	2014	2013
Premiums and Fees Earned	1,688	1,754
Investment Income	618	612
Other Income	1,429	159
Total Revenues	**3,735**	**2,525**
Insurance Claims	328	309
Operating Expenses	249	225
Total Expenses	**577**	**534**
Income before Income Taxes	**3,158**	**1,991**
Income Taxes	784	484
Net Income	**2,374**	**1,507**
Severity Ratio	30.1%	30.9%
Loss Ratio[1]	19.4%	17.6%
Operating Expense Ratio[2]	14.8%	12.8%
Combined Ratio[3]	34.2%	30.4%
Capital Available to Minimum Capital Required (% MCT)[4]	343%	250%
Return on Capital Holding Target[5]	23.6%	14.7%

[1] *The Loss Ratio was 19.4% for 2014, a 1.8 point increase compared to 2013 due to higher Insurance Claims and lower Premiums and Fees Earned.*
[2] *The Operating Expense Ratio was 14.8% for 2014, a 2.0 point increase compared to 2013 due to higher Operating Expenses and lower Premiums and Fees Earned.*
[3] *The Combined Ratio is the sum of the Loss Ratio and Operating Expense Ratio, and reflects the increase in each.*
[4] *Increase mostly due to new investment asset mix which resulted in large Net Realized Gains and a reduction in minimum capital required due to less capital intensive investments.*
[5] *Return on Capital Holding Target was 23.6% for 2014, an 8.9 point increase over 2013 due to higher Net Income in 2014.*

28 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Insurance Claims were $328 million in 2014, a $19 million (6.1%) increase over the prior year. These represent the losses incurred during the period as a result of the changes to the provision for claims. The increase was due to key estimate drivers such as house price inflation and the unemployment rate not improving as much during 2014 as they did in 2013. Operating Expenses were $249 million in 2014, a $24 million (10.7%) increase over the prior year primarily due to organizational restructuring, new insurance guarantee fees paid to the Government of Canada and higher investments in information and technology. Net Income Net Income was $2,374 million in 2014, an $867 million (57.5%) increase over the prior year. Net Realized Gains (Losses) of $919 million (net of tax), as a result of the new investment asset mix in the Mortgage Loan Insurance investment portfolio, had the largest effect on Net Income. This was partially offset by a decrease in Premiums and Fees Earned and increases in Insurance Claims and Operating Expenses as previously described. Financial Condition (in millions) 2014 2013 Total Assets Cash, Cash Equivalents and Investment Securities 23,216 20,980 Total Assets were $23,765 million at Accrued Interest Receivable 103 104 31 December 2014, a $2,224 million (10.3%) Accounts Receivable and Other Assets 446 457 increase over the prior year due to increased Cash, Cash Equivalents and Investment Securities. Total Assets 23,765 21,541 Securities Sold Under Repurchase Agreements 325 91 Cash, Cash Equivalents and Investment Securities were $23,216 million or $2,236 million (10.7%) Provision for Claims 778 869 higher than the prior year primarily due to Unearned Premiums and Fees 5,575 5,947 positive cash flow from operations and gains Defined Benefit Plans Liability 284 201 in fair value, particularly in the bond portfolio which appreciated in value given a decrease in Accounts Payable and Other Liabilities 385 117 market yields. Total Liabilities 7,347 7,225 Total Equity of Canada 16,418 14,316 Total Liabilities Total Liabilities were $7,347 million at 31 December 2014, a $122 million (1.7%) increase over the prior period due to higher Accounts Payable and Other Liabilities, Securities Sold Under Repurchase Agreements, and Defined Benefit Plans Liability, partially offset by lower Unearned Premiums and Fees and a lower Provision for Claims. Accounts Payable and Other Liabilities were $385 million at 31 December 2014, an increase of $268 million (229.1%) over the prior year. This was primarily due to an increase in current taxes payable as a result of the realized gains on sales of investments and tax on the unrealized increases in fair value of our investments. The risk fees payable to the Government of Canada introduced in 2014 also contributed $50 million to the increase. Securities Sold Under Repurchase Agreements were $325 million at 31 December 2014, a $234 million (257.1%) increase over the prior year. The volume of Securities Sold Under Repurchase Agreements transactions returned to normal levels in 2014 after a decline in the fourth quarter of 2013 as a result of a change in the Mortgage Loan Insurance investment portfolio allocation. The Defined Benefit Plans Liability was $284 million at 31 December 2014, an $83 million (41.3%) increase over the prior year, primarily due to a decrease in the discount rate that resulted in a higher pension obligation. Unearned Premiums and Fees were $5,575 million at 31 December 2014, a $372 million (6.3%) decrease from the prior year primarily attributable to declining insured volumes over the past several years caused by insurance product reviews and decreasing market share. Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT 29

Provision for Claims was $778 million at 31 December 2014, a $91 million (10.5%) decrease from the prior year, generally driven by improving economic conditions including rising house prices and lower unemployment rate.

The Provision for Claims represents an estimate of future losses on mortgages that are in arrears but have not yet been reported as a claim by the lender and losses on claims reported but not paid. The estimate is an actuarial forecast based on a number of economic assumptions, the most significant being claim frequency, the claim occurrence pattern and claim severity. Key drivers include house price inflation, unemployment rate and arrears rate. As indicated in the table below, house price inflation increased 1.27 percentage points (pts) in 2014 which is less of an improvement compared to the 4.98 percentage point increase in 2013. The unemployment rate showed a slight improvement of 0.1 percentage points over the change in percentage points in 2013, whereas, the arrears rate increase of 0.1 percentage points was unfavourable compared to 2013.

	2014		2013		2012
	%	Change in percentage points from 2013 Increases/(Decreases) Provision	%	Change in percentage points from 2012 Increases/(Decreases) Provision	%
House Price Inflation	6.53%	(1.27) pts	5.26%	(4.98) pts	0.28%
Unemployment Rate	6.9%	(0.2) pts	7.1%	(0.1) pts	7.2%
Arrears Rate	0.35%	0.1 pts	0.34%	(0.1) pts	0.35%

Total Equity of Canada

Total Equity of Canada was $16,418 million at 31 December 2014, an increase of $2,102 million (14.7%) over the prior period due to Comprehensive Income recognized in 2014.

Capital Management

We have capital available to us of 343% of the minimum capital required. In 2014, we reviewed our capital targets and determined that the Internal Capital Target should be increased to 205% (2013 – 185%) of the minimum capital required. This increase is consistent with international and Canadian industry trends and contributes to the stability and resilience of the financial system. Since we operate at available capital levels above the Internal Capital Target on all but unusual and infrequent occasions, we also increased our Holding Capital Target to 220% (2013 – 200%). The Holding Target is designed to provide us with adequate time to resolve financial problems before available capital decreases below the Internal Target. Results from our 2014 stress testing exercise estimate that a 220% MCT holding level would allow us to weather a 2008 US style downturn (i.e. 5 percentage points increase in unemployment and a 30% house price decline) without going below 100% of our minimum capital required. Refer to the financial statement Note 18 – Capital Management for complete disclosure on Capital Management.

Financial Resources

In 2014, a new investment asset mix policy for the Mortgage Loan Insurance investment portfolio was approved. The transition was initiated during the third quarter of 2014, with substantial implementation of the approved asset mix and investment strategy completed by the end of the year. Revised objectives focused on maximizing risk-adjusted return while minimizing the need to liquidate investments. The revised policy recommends a 100% fixed income portfolio, targeting a 4.5 year portfolio duration, with the authority to invest in equities and alternative investments to a maximum of 10%.

30 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

As at year-end, investments in the Mortgage Loan Insurance portfolio had a fair value of $23.2 billion compared to $21.0 billion at the end of 2013 as shown in the following table.

	Remaining Term to Maturity							
(fair value, in millions)	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	2014	%	2013	%
Cash Equivalents	**1,190**	**-**	**-**	**-**	**1,190**	**5.1%**	**749**	**3.6%**
Investment Securities								
Fixed Income								
Corporate/Other Entities	396	1,508	1,912	3,005	6,821	29.4%	5,470	26.0%
Government of Canada	4,655	1,643	848	987	8,133	35.0%	4,802	22.9%
Provinces/Municipalities	4	538	1,263	3,755	5,560	23.9%	5,897	28.1%
Sovereign and Related Entities	-	10	100	187	297	1.3%	76	0.4%
Total Fixed Income	5,055	3,699	4,123	7,934	20,811	89.7%	16,245	77.4%
Equities								
Canadian	-	-	-	-	1,215	5.2%	2,214	10.6%
U.S.	-	-	-	-	-	-	888	4.2%
Foreign	-	-	-	-	-	-	884	4.2%
Total Equities	-	-	-	-	-	-	3,986	19.0%
Total Investment Securities	**5,055**	**3,699**	**4,123**	**7,934**	**22,026**	**94.9%**	**20,231**	**96.4%**
Total	**6,245**	**3,699**	**4,123**	**7,934**	**23,216**	**100%**	**20,980**	**100%**

The credit quality of the cash equivalents and fixed income investments, based on an internal credit rating system, are summarized as follows:

	2014				2013			
(fair value, in millions)	AAA	AA- to AA+	A- to A+	Lower than A-	AAA	AA- to AA+	A- to A+	Lower than A-
Cash Equivalents	941	204	45	-	698	51	-	-
Investment Securities	9,762	4,086	5,771	1,192	6,229	4,152	5,214	650
%	49%	20%	26%	5%	41%	25%	30%	4%

The Mortgage Loan Insurance Activity also has less liquid investment properties with a fair value of $98 million at 31 December 2014 (2013 - $84 million), which are available to fund insurance claims.

Canada Mortgage and Housing Corporation **2014 ANNUAL REPORT** 31

Quarterly Financial Information 2014 2013 (in millions, unless otherwise indicated) Dec 31 Sep 30 Jun 30 Mar 31 Dec 31 Sep 30 Jun 30 Mar 31 Insurance-in-force ($B) 543 546 551 555 557 560 562 563 Transactional Homeowner 284 286 287 288 288 289 289 287 Portfolio 206 206 212 217 219 223 226 228 Multi-unit Residential 53 54 52 50 50 48 47 48 Insured Volumes 14,455 16,045 15,769 9,328 14,457 17,646 20,755 8,195 Transactional Homeowner 9,589 13,125 12,489 6,511 10,761 13,884 12,947 6,654 Portfolio 3,365 1,424 1,496 1,669 1,926 2,145 6,111 224 Multi-unit Residential 1,501 1,496 1,784 1,148 1,770 1,617 1,697 1,317 Premiums and Fees Received 328 409 372 206 321 401 376 210 Transactional Homeowner 259 347 301 151 254 328 302 160 Portfolio 13 6 8 7 4 8 13 1 Multi-unit Residential 56 56 63 48 63 65 61 49 Claims Paid 102 123 92 102 97 89 116 134 Transactional Homeowner 86 99 88 95 91 81 110 119 Portfolio 10 8 3 7 5 7 6 13 Multi-unit Residential 6 16 1—1 1—2 Premiums and Fees Earned 440 425 423 400 457 444 438 415 Investment Income 144 166 159 149 188 144 144 136 Other Income 687 628 40 74 54 27 31 47 Total Revenues 1,271 1,219 622 623 699 615 613 598 Insurance Claims 83 85 58 102 71 70 55 113 Operating Expenses 83 59 50 57 57 55 54 59 Total Expenses 166 144 108 159 128 125 109 172 Income before Income Taxes 1,105 1,075 514 464 571 490 504 426 Income Taxes 284 263 125 112 139 121 120 104 Net Income 821 812 389 352 432 369 384 322 Arrears Rate 0.35% 0.34% 0.33% 0.35% 0.34% 0.33% 0.32% 0.35% Severity Ratio 27.1% 33.0% 27.7% 28.3% 28.9% 28.9% 29.0% 30.2% Loss Ratio 18.9% 20.0% 13.7% 25.5% 15.5% 15.8% 12.6% 27.2% Operating Expense Ratio 18.9% 13.9% 11.8% 14.3% 12.5% 12.4% 12.3% 14.2% Combined Ratio 37.8% 33.9% 25.5% 39.8% 28.0% 28.2% 24.9% 41.4% Capital Available to Minimum 343% 294% 272% 264% 250% 243% 234% 231% Capital Required (% MCT) Return on Capital Holding Target 24.1% 20.2% 14.7% 13.3% 16.8% 14.7% 15.4% 12.7% 32 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Quarterly Trend Analysis

Our mortgage loan insurance business is exposed to seasonal variability, driven by the level of mortgage originations and related mortgage loan insurance policies written at different times during the year. Purchase transactions and insured volumes typically peak in the spring and summer months and are at their lowest level in the first quarter. For Premiums and Fees Received, the trend over the past eight quarters of declining year-over-year insured volumes was offset by the increased pricing for Transactional Homeowner premiums which came into effect 1 May 2014.

Financial results are also impacted by short and long-term changes in economic, employment and housing market trends as well as government regulations. These variables affect Claims Paid and Insurance Claims, as do the characteristics of the Insurance-in-force portfolio such as size and age.

Fourth Quarter Review

Q4 2014 vs. Q4 2013

Within the total insured volumes in Q4 2014, Transactional Homeowner volumes decreased by $1,172 million (10.9%) from Q4 2013 mainly due to a decrease in market share, whereas Portfolio volumes increased by $1,439 million (74.7%) from Q4 2013, with lenders insuring more of their annual allocation later in the year in 2014 than 2013. Multi-unit Residential volumes decreased by $269 million (15.2%) from Q4 2013 due to decreases in refinance transactions.

Total Premiums and Fees Received were $328 million in Q4 2014, a $7 million (2.2%) increase over Q4 2013. The increase in premium pricing for Transactional Homeowner insurance and growth in property values offset the decline in insured volumes. Premiums and Fees Received for other business were directionally consistent with changes in their volumes.

Total Revenues were $1,271 million in Q4 2014, an increase of $572 million (81.8%) over Q4 2013 primarily due to higher Net Realized Gains (Losses), a component of Other Income. Net Realized Gains (Losses) increased by $670 million (3,350.0%) due to the new investment asset mix in the Mortgage Loan Insurance investment portfolio.

Operating Expenses were $83 million in Q4 2014, a $26 million (45.6%) increase over Q4 2013 mainly due to costs associated with organizational restructuring, higher investments in technology and the new insurance guarantee fees paid to the Government of Canada.

Q4 2014 vs. Q3 2014

Total insured volumes were $14,455 million in Q4 2014, a decrease of $1,590 million (9.9%) from Q3 2014. The decrease was mainly driven by the seasonal decline in Transactional Homeowner volumes, partially offset by higher Portfolio volumes as lenders insured more of their annual allocation after lower take-up earlier in 2014. The seasonal decline in insured volumes led to lower Premiums and Fees Received in Q4 2014.

Total Revenues were $1,271 million in Q4 2014, an increase of $52 million (4.3%) over Q3 2014. This was mainly due to an increase in Other Income of $59 million (9.4%), primarily as a result of realized gains on a greater volume of bond sales. This was partially offset by a decrease of $22 million (13.3%) in Investment Income caused by lower dividend income on reduced holdings of equities. Premiums and Fees Earned increased by $15 million (3.5%).

Claims Paid were $102 million in Q4 2014, a $21 million (17.1%) decrease mainly as a result of several large Multi-unit Residential claims being paid in Q3 2014.

Operating Expenses were $83 million in Q4 2014, a $24 million (40.7%) increase over the prior period mainly due to costs associated organizational restructuring and higher investments in technology.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        33

Outlook The Mortgage Loan Insurance Activity has a high level of exposure to the Canadian housing market and is influenced by a number of factors including interest rate trends, house price inflation, the unemployment rate, government regulation and competition within the Canadian housing finance market. ? Insurance-in-force is expected to decrease to approximately $533 billion by the end of 2015 as mortgage repayments continue to outpace new insurance written. ? The increased pricing of Transactional Homeowner premiums and the new risk fee payable to the Government of Canada, both introduced in 2014, will be more fully reflected in earnings over the coming periods. ? Projected Net Income is expected to decline from $2,374 million in 2014 to $1,458 million in 2015 as the gains realized on the implementation of the new investment asset mix in the Mortgage Loan Insurance investment portfolio are not expected to re-occur. 34 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

SECURITIZATION

Description of Activity

We facilitate access to funds for residential mortgage financing through securitization guarantee products and administration of the legal framework for Canadian covered bonds. Our mandate is to promote the efficient functioning and competitiveness of the housing finance market, and promote and contribute to the stability of the financial system. Under the Securitization Activity, we guarantee the timely payment of interest and principal of securities issued on the basis of eligible housing loans. The guarantee of mortgage-backed securities is provided on a commercial basis. Revenues cover all expenses and we are expected to generate a reasonable return for the Government of Canada with due regard for loss.

Our Programs

¡	Mortgage-Backed Securities – The NHA MBS Program provides a framework for transforming insured residential mortgages into marketable amortizing securities issued by Approved Issuers. The residential mortgages are insured against borrower default and are insured in accordance with the Government of Canada reinsurance framework. The timely payment of interest and principal to investors is guaranteed by CMHC and backed by the Government of Canada.

¡	Canada Mortgage Bonds – Under the CMB Program, CHT, a special purpose trust, issues non-amortizing CMB to investors and uses the proceeds to purchase NHA MBS issued under the NHA MBS program. Monthly cash flows from the amortizing NHA MBS are transformed via swaps into non-amortizing bond cash flows with fixed or floating rate interest payments and principal at maturity (a “bullet” payment). The timely payment of interest and principal on CMB to investors is guaranteed by CMHC and backed by the Government of Canada. We consolidate the accounts of CHT. CHT’s assets and liabilities are neither owned by nor held for our benefit. The beneficiaries of the Trust, after payment of all obligations, are one or more charitable organizations.

¡	Legal Framework for Canadian Registered Covered Bond Programs – We are responsible for the administration of the Covered Bond legal framework. We operate the legal framework on a cost recovery basis. Neither the Government nor CMHC provide any guarantees or backing for covered bond issues.

The Insured Mortgage Purchase Program is included within the Securitization Activity and was introduced in 2008 as a temporary measure to maintain the availability of longer term credit in Canada. From October 2008 until March 2010, CMHC purchased the beneficial interest in NHA MBS, through reverse auction, from Canadian financial institutions using funds borrowed from the government. With each auction, swap agreements were entered into where we pay all interest received on NHA MBS and reinvestment securities, net of expenses, to swap counterparties and we receive payments equal to the interest due on IMPP-related borrowings. The NHA MBS reinvestment assets and swaps are not recognized on the Balance Sheet. These arrangements are discussed in further detail in Notes 2, 4 and 19 of the Consolidated Financial Statements. The IMPP reached maturity in early 2015, at which time all loans and borrowings from the government had been repaid.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        35

Financial Highlights

¡	Net Income decreased by $10 million (4.8%) to $197 million compared to the prior year, primarily due to the on-going wind-up of the IMPP.

¡	Capital available of $1,663 million represented 157% of the capital required, a decrease from 182% in the prior year primarily due to capital framework enhancements which increased capital requirements to accommodate the Securitization Activity’s due regard for counterparty risk, operational risk and interest rate risk.

¡	Guarantee and Application Fees Received increased by $8 million (3.0%) to $273 million compared to the prior year primarily due to higher volumes of guaranteed NHA MBS issuances in the four and five-year terms which carry higher guarantee fees.

Non-Financial Highlights

¡	CMHC reviewed guarantee products and pricing to ensure continued alignment with Government of Canada objectives and direction. In support of the government’s efforts to enhance the Canadian housing finance framework, CMHC announced on 1 December 2014 increases to guarantee fees. The revised guarantee fees, effective 1 April 2015, are intended to encourage the development of alternative funding options in the private market.

¡	We implemented CMHC’s Liquidity Management Framework with respect to the Timely Payment Guarantee. This framework ensures adequate internal liquidity for all business lines, including a call on the timely payment guarantee under our Securitization programs, and identifies the Corporation’s liquidity risk tolerance. The provision of a formal liquidity management framework document is in line with broader regulatory guidelines proposed by OSFI and industry.

¡	In 2014, the NHA MBS Indemnity Calculation Methodology, effective 1 November 2014, was introduced to improve the comparability across pools and issuers by standardizing the calculation of prepayment indemnities for certain pool types. We have also made improvements to the NHA MBS Information Circular to make it easier for investors to read, understand and compare provisions that can significantly impact cash flow and prepayment risk.

¡	We amended requirements which previously restricted mortgage loans within an NHA MBS to be insured by the same insurer. The new policy permits an NHA MBS to contain mortgage loans insured by one or more approved mortgage insurers and is expected to satisfy the needs of NHA MBS Program participants, create administrative efficiencies, facilitate larger and liquid NHA MBS and increase competitiveness in the mortgage market.

¡	We increased visibility of the Canadian Registered Covered Bond Program. The European Union now considers Canadian Covered Bonds as a Level 2A liquid asset for the purposes of EU based financial institutions meeting the Liquidity Coverage Ratio under Basel III. European investors increased familiarity with covered bond instruments led to a large Canadian Covered Bond issuance, by issuers, in the last quarter of 2014.

36        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Performance Analysis

	2014	
Performance Indicators	**Plan**	**Actual**
Annual Securities Guaranteed ($M)	120,000	117,643*
NHA MBS	80,000[1]	78,643
CMB	40,000	39,000
Total outstanding residential mortgages securitized under CMHC programs (%)	21	32.8*[2]
Operating Expense Ratio (%)	<9	5.8*[3]
Average approval times for covered bonds issues/programs upon submission of substantially complete applications	60 days	45 days*
To be monitored		
Value of covered bonds issued under the framework in comparison to value prior to the framework being in place ($M)	N/A	27,600

[1] *Plan amount of $85 billion was reduced to $80 billion following approval of the 2014-2018 Corporate Plan.*

[2] *Actual data as at October 2014 based on Bank of Canada report.*

[3] *The Operating Expense Ratio does not include the Government of Canada fees for Securitization.*

* *Figure is shaded green to indicate target met or exceeded 95% of plan.*

We met the performance targets for our 2014 Securitization Activities. For the year ended 31 December 2014, a total of $117.6 billion in guarantees were granted, which was 98% of the $120 billion planned. The $78.6 billion NHA MBS guaranteed was 1.7% lower than the limit of $80 billion which reflects mortgage lenders business volumes and our efforts to ensure the annual limit is not exceeded. The $39 billion CMB issued and guaranteed were 2.5% lower than the $40 billion limit due to heightened market volatility and our efforts to manage the issuance size and preserve the gains of the program.

Our Securitization Activity continues to provide a reliable source of long-term mortgage funding to the Canadian financial system and program participants. Small lenders, in particular, benefit from the stable and reliable access to funding through our programs. With the introduction of the allocation methodology for NHA MBS guarantees, small lenders received approximately 29% of the $78.6 billion guaranteed in 2014. Similarly, the proportion of CMB funding received by small lenders was 58% of the $39 billion of CMB issued in 2014. This enhances small lenders' ability to effectively compete with larger institutional lenders on the basis of mortgage costs, terms and products and increases competition in the residential mortgage market. The demand for the NHA MBS and CMB programs is expected to continue to grow; nevertheless, we shall continue to have due regard to taxpayer exposure to the housing market and will continue to respect the annual guarantee amount. For 2015, the Minister of Finance has approved limits of $80 billion for NHA MBS and $40 billion for CMB.

In 2014, we looked at the experiences of other countries and their legal frameworks for covered bonds. We are committed to being responsive to challenges and identifying opportunities for refining the legal framework for Canadian Registered Covered Bond Programs, if appropriate. The feasibility of increased participation of smaller lenders has also been a particular area of interest to us. While some obstacles have been noted, we are working with industry in determining whether these obstacles can be addressed in a cost effective manner or if there are other more viable funding options. Seven issuers and programs were participating as at 31 December 2014. A list of registered issuers, registered programs and suspended issuers can be found on our website (www.cmhc.ca/coveredbonds).

Canada Mortgage and Housing Corporation **2014 ANNUAL REPORT** 37

SECURITIZATION AT A GLANCE

Securities Guaranteed ($B)



150
100
50
0
39.9
38.6
39.0
40.0
79.6
84.0
78.6
80.0
2012
2013
2014
2015 Plan
NHA MBS
CMB

We promote and contribute to the stability of the financial system, with due regard for loss

Annual guarantee limits for NHA MBS and CMB are set by the Department of Finance. 2014 limits:

- $80 billion for NHA MBS
- $40 billion for CMB

Guarantees-in-force ($B)



600
500
400
300
200
100
0
382
398
422
459
2012
2013
2014
2015 Plan
NHA MBS
CMB
Limit

CMHC provides a reliable source of long-term mortgage funding to the Canadian financial system and program participants

$1,352 billion of insured residential mortgages securitized since 1987

2014 Guarantees-in-force $422 (below the legislative limit of $600 billion)

NHA MBS 2014 New Issuances / CMB 2014 New Issuances



29%
71%
58%
42%
Large lenders
Small lenders

Promote the efficient functioning and competitiveness of the housing finance market

In 2014, small lenders received approximately 29% of the $78.6 billion NHA MBS guaranteed and 58% of the $39 billion CMB

Annual Issuance and Outstanding Volume of Covered Bonds ($B)



90
80
70
60
50
40
30
20
10
0
64.5
23.8
46.6
50.6
34.6
17.0
13.2
27.6
2012
2013
2014
Outstanding: Legislative
Outstanding: Contractual
Issuances

Seven issuers and programs have been approved under the Canadian Covered Bond Framework

2014 issuances of covered bonds were $27.6 billion

38 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Financial Performance

(in millions, unless otherwise indicated)	2014	2013
Total Guarantees-in-force ($B)	**422**	**398**
NHA MBS	213	192
CMB	209	206
Securities Guaranteed	**117,643**	**122,642**
NHA MBS	78,643	83,992
CMB	39,000	38,650
Guarantee and Application Fees Received	**273**	**265**
MBS Guarantee and Application Fees Received	179	172
CMB Guarantee Fees Received	94	93

Financial Metrics

Guarantees-in-force

We guarantee the timely payment of principal and interest for investors in securities backed by insured mortgages. Total Guarantees-in-force represents the maximum principal obligation related to this timely payment guarantee. Under Section 15 of the NHA, the aggregate outstanding amount of principal guarantees may not exceed $600 billion.

Guarantees-in-force totaled $422 billion at 31 December 2014, a $24 billion (6.0%) increase over the prior year because new guarantees granted exceeded maturities.

Guarantee and Application Fees Received

Guarantee and Application Fees Received increased $8 million (3.0%) over the prior year due primarily to higher volumes of guaranteed NHA MBS issuances in the four and five-year terms, which carry higher guarantee fees.

(in millions, unless otherwise indicated)	2014	2013[1]
Premiums and Fees Earned	245	247
Net Interest Income	8	8
Investment Income	36	31
Other Income	77	91
Total Revenues	**366**	**377**
Operating Expenses	104	101
Total Expenses	**104**	**101**
Income Before Income Taxes	**262**	**276**
Income Taxes	65	69
Net Income	**197**	**207**
Operating Expense Ratio	10.9%	10.6%
Capital Available to Capital Required[2]	157%	182%
Return on Equity[3]	12.9%	15.8%

[1] *Restated for comparative purposes; refer to Note 3 of the 2014 Consolidated Financial Statements.*

[2] *The Capital Available to Capital Required ratio has dropped significantly due to increased capital requirement measures put into place in the third quarter.*

[3] *The Return on Equity Ratio is trending lower primarily as a result of lower Net Income levels due to decreasing administration revenue from our programs.*

Financial Analysis

Total Revenues

Total Revenues were $366 million, an $11 million (2.9%) decrease from the prior year primarily due to the on-going wind-up of IMPP.

Investment Income increased $5 million (16.1%) from the prior year which is consistent with the increase in the base value of the investment portfolio held due to cash inflows from operations as well as positive price movements during the year as bond yields dropped in Canada.

Other Income decreased by $14 million (15.4%) primarily due to lower administration fees earned on our programs.

Total Expenses

Operating Expenses include administrative costs, the fee paid to the government for its guarantee of timely payment under the CMB program, expenses relating to the administration of the Covered Bond Registry and bond issuance fees. Total Expenses remained relatively consistent with a $3 million (3.0%) increase over the prior year.

Canada Mortgage and Housing Corporation **2014 ANNUAL REPORT** 39

Net Income

Net Income was $197 million for 2014, a $10 million (4.8%) decrease from 2013 mainly due to lower administration fees earned on our programs.

Capital Management

During 2014, we reviewed our internal policy for Securitization capital requirements by increasing capitalization factors for interest rate risks and increasing capital requirements for swap exposures and operational risks.

Refer to the financial statement Note 18 – Capital Management for complete disclosure on Capital Management.

Financial Resources

The Securitization investment portfolio is funded by cash flows from guarantee and application fees and interest received, net of claims and expenses. The portfolio is intended to cover obligations associated with our securitization guarantee programs. The objective of the Securitization investment portfolio is to maximize the capacity to meet liquidity needs of the timely payment guarantee and to preserve capital through investments in Government of Canada securities. The strategic asset allocation policy benchmark for the Securitization investment portfolio is comprised of Canada Non-Agency Bonds (98%) and 91-day T-Bills (2%). The portfolio is managed passively against its benchmark index.

As at 31 December 2014, investments in the portfolio had a fair value of $2.2 billion compared to $1.9 billion at the end of 2013 as shown in the following table.

	Remaining Term to Maturity							
(fair value, in millions)	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	2014	%	2013	%
Cash	1	-	-	-	1	0.1%	1	0.1%
Investment Securities								
Fixed Income								
Corporate/Other Entities	-	1	-	-	1	0.1%	1	0.1%
Government of Canada	134	685	391	1,013	2,223	99.8%	1,894	99.8%
Total Investment Securities	134	686	391	1,013	2,224	99.9%	1,895	99.9%
Total	135	686	391	1,013	2,225	100%	1,896	100%

The credit quality of the cash equivalents and fixed income investments, based on an internal credit rating system, is summarized as follows.

	2014				2013			
(fair value, in millions)	AAA	AA- to AA+	A- to A+	Lower than A-	AAA	AA- to AA+	A- to A+	Lower than A-
Investment Securities	2,223	-	1	-	1,894	-	-	1
%	99.95%	-	0.05%	-	99.95%	-	-	0.05%

40 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Quarterly Financial Information The Minister of Finance approves the annual limit on new NHA MBS and CMB issuance volumes. The capital available to minimum capital required ratio has dropped in the third and fourth quarters as a result of capital framework enhancements that increased the amount of capital required; partially offset by the ongoing upwards pressure on the ratio due to IMPP repayments. Outlook ?? Due to the wind-up of IMPP early in 2015, the related loans and borrowing from the government were repaid. Estimated balance sheet impact is a $2,024 million decrease in Loans and Accrued Interest Receivable as well as Borrowings and Accrued Interest Payable. The estimated impact to Net Income is a $3 million decrease. ?? 2015 issuance limits approved by the Minister of Finance are consistent with the 2014 levels. ?? Effective 1 April 2015, guarantee fees charged to issuers on NHA MBS and CMB are set to increase. This will cause an increase in Guarantee Fees Received and cause a gradual increase to Premiums and Fees Earned as the fee is amortized over the life of the instrument. ?? Effective 1 April 2015, fees paid to the Government of Canada for their guarantee will increase. This will cause an increase in Accounts Payable and Other Liabilities, an increase in Operating Expenses and lower Net Income. Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT 41

PEOPLE AND PROCESSES

Description of Activity

Our People and Processes Activity helps us achieve our corporate objectives. We strive for a performance driven culture with a talent management and compensation strategy that helps us attract, retain, develop and motivate our people. Our change and project management capabilities support constant corporate evolution, and we have established succession management for critical and vulnerable positions. Our information infrastructure, business systems and security processes enable efficiencies and productivity, and our risk management allows us to respond appropriately and effectively to both expected and unanticipated events.

Performance Analysis

Human Resources

We have a strong and diverse workplace community driven by employees and built on mutual respect, openness to new ideas and employee wellness. CMHC employs approximately 1,900 employees working at its national office and in five regional business centres. Investments in risk management and information technology functions are expected to slightly increase the staff year counts going forward.

Given our mandate and wide range of career opportunities, CMHC continues to be an employer of choice and was honored for the sixth year in a row with the designation as one of the Top Employers in the National Capital Region for 2014. In 2014, the Corporation had a high retention rate of 98% for new recruits. At 78%, employee engagement levels surpassed the target established for 2014. Meanwhile, the voluntary separation rate remained low at 2% and the average years of service for CMHC employees was 12.6 years of service.

	2014	
Performance Indicators (%)	**Plan**	**Actual**
Retention of regular employees recruited 3 to 5 years ago	93	98*
Level of employee engagement[1]	73	78*
Critical and senior management positions with succession ready individual(s)	90	94*
Employees with development plans in place in CMHC's online performance management system	95	98*
Employees in bilingual positions meeting language requirements	90	88*
Representation rates for Aboriginal people, visible minorities and persons with disabilities		
Aboriginal people	2.9	2.6†
Visible minorities	17.7	17.1*
Persons with disabilities	4.2	3.9†
Technology index for key systems	99.8	99.9*

[1] *In 2014, CMHC had a new provider for the employee engagement survey that used a different methodology to measure engagement. As a result, the 2014 target is based on the new provider, Hay Group, norm for high performing organizations.*

* *Figure is shaded green to indicate target met or exceeded 95% of plan.*

† *Figure is shaded red to indicate target was not met and achieved less than 95% of plan.*

We continue to embrace Canada's commitment to official languages and meet or exceed all of our obligations under the *Official Languages Act*. We also continue to promote linguistic duality in the workplace and maintain our language capacity with 88% of employees in bilingual positions meeting their language requirements.

42 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

In 2014, the representation rate for visible Management Committee National Leadership minorities was within our target; however, the Membership Team Membership representation rates for Aboriginal people and persons with disabilities were close to, but did not fully meet, our targets. While our recruitment and retention strategies include a concerted 50% 50% 43% 57% effort to attract a diverse population, the representation rates show an opportunity for greater emphasis on diversity in our workforce strategies going forward. In addition, women represent 50% of CMHC’s Management Male Female Committee members and 43% of the National Leadership Team. We also offer a competitive total compensation package that includes cash compensation and non-cash benefits, such as learning and development opportunities, group insurance plans, a retirement savings program and a variety of leave allowances. This compensation package is reviewed annually to ensure it remains competitive and attract top performers. In support of our talent management framework, we continued to develop strategies to recruit and retain employees with skills relevant to our mandate. We also continued to direct significant resources and strategies dedicated to the training and development of employees at all levels of the Corporation. CMHC in motion E UR F L T We are continuing our long and U OC of evolving to meet the changing housing C U E Act as one team Remain focused S L E Canadians. This year, we launched CMHC B with one mission on our clients and D A bene_ ciaries a multi-year program of directed change T Broaden accountabilities R a better, stronger CMHC. N and empower individuals Appropriately manage OL U to make decisions government risk exposure E O to the housing sector In the fall, we reviewed how our business Become less inwardly C focused—look to others for Proactively set areas carry out their activities in an eff C best practices and services our agenda to identify efficiencies and improve ho A Instill culture of Ensure our we work together. In December, we performance Help voice is heard by unveiled a new organizational structure management Canadians decision makers that resulted in the re-alignment of some meet their functions and activities, and delayered housing the overall structure in order to make Develop our people needs Remove irritants, reduce CMHC a more versatile and resilient bureaucracy and speed organization. We want to put decision up decision making Enhance risk management making at the right levels and ensure capabilities, instill consistent risk culture Invest in the tools and E S we have the right people and the right E technology we need N S S processes needed for the future. A Develop change Free up capacity to fund E B L management capabilities priority investments C This new organizational design better E through increasing O D ef            ciency R our new mission and vision and embr PP E T principles that anchor the CMHC in O E N PL C I a focused role, an accountable culture, E F F I E and efficient processes. Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT 43

Information & Technology

During 2014, we laid the foundation for Information and Technology (I&T) to transform our technology landscape. To this end, we are embarking on a five-year I&T Strategic Investment Plan in four categories; business applications, technology security, core infrastructure and technology modernization. In-line with CMHC in motion, I&T underwent a major process to re-evaluate its functions and processes. A new structure was put in place which provides the necessary I&T governance and operational excellence to support the strategic investments in technology. With a renewed focus on demand management, quality assurance testing, corporate project management, corporate process re-design and enterprise architecture, I&T is positioned to play a critical role in supporting CMHC’s business priorities.

Risk Management and Internal Audit

An independent risk management function is responsible for the oversight of risks faced by CMHC and an independent internal audit function provides objective assurances as to the effectiveness of our risk management, control and governance processes. In addition, the NHA specifies that the Superintendent of Financial Institutions, at least once each calendar year, will make or cause to be made any examination or inquiry that the Superintendent considers to be necessary or expedient to determine if the Corporation is carrying on any or all of its commercial activities in a safe and sound manner with due regard to loss. The Superintendent reports the results of this examination and makes recommendations to the Board of Directors, the Minister for CMHC and the Minister of Finance.

¢ Risk Management

We have a structured risk management approach that ensures regular risk assessment and reporting, including an annual review and approval of the Enterprise Risk Management (ERM) policies, regular updates to the ERM Risk Register, Risk Appetite Statement Reports and Quarterly Risk Management Reports. These practices ensure that top and emerging risks are appropriately identified and managed and provide a forward-looking assessment of potential issues.

Top and Emerging Risks

Economic volatility and uncertainty

The global and Canadian economic environments continue to be exposed to uncertainty and potential volatility which could, in turn, cause adverse value fluctuations to CMHC (e.g. investments, insurance liabilities, etc.). The combination of global and domestic market risks may put added negative pressure on the Canadian economy. Some of the more negative potential outcomes for both the global and Canadian economies include a recession, a sustained period of low or no economic growth, shocks to the equity markets, a rapid rise in interest rates, inflation, unemployment and/or decreasing house prices. Economic and market developments are continually monitored and regular stress testing is performed to ensure the potential implication of this volatility are well understood and responded to appropriately.

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Canadian household debt

Average Canadian household debt remains elevated while household assets are illiquid and concentrated in real estate. This could negatively impact the ability of homeowners to manage debt and mortgage repayments if interest rates rise. This remains a concern, especially as persistently low mortgage interest rates continue to sustain housing market activity. We are closely monitoring housing market trends. High levels debt could impact the ability of homeowners to manage debt and mortgage repayments in the event of an economic shock.

Operational risks related to change and restructuring at CMHC

We have made changes to our structure and processes in order to better achieve our refined vision of shaping the market and continuing to appropriately manage government exposures. A change management team, and the ongoing attention of senior management and the Board, are ensuring that the impacts and issues resulting from these changes are being closely monitored. In addition, we are working to address ageing technology issues.

Cybersecurity

Technology and information security risks have significantly increased in recent years, due to the constantly growing sophistication and volume of cyber attacks. Significant resources are being devoted to monitoring our security systems and additional investments in these capabilities will continue in the coming years.

Capital adequacy risk management

We continue to refine and enhance our capitalization models supported by a comprehensive stress testing framework to ensure that CMHC continues to hold sufficient capital to survive relatively severe scenarios. We conduct sensitivity testing, solvency testing and use deterministic scenarios to test our capital adequacy.

Risk Management Framework

Risk management is an integral part of our strategic and operational decision making. Our ERM policies and governance structure guide the Corporation in its risk management activities and assist us with appropriately identifying and managing our principal risks and opportunities. Our risk appetite, governance structure, and ERM framework help define, assess and categorize the risks to which we are exposed. Additionally, CMHC’s Risk Appetite Framework includes our risk capacity statement, risk appetite principles and risk appetite statements. Our risk appetite has been established at both the Corporate level and for our main business activities.

Our Risk Management Governance Model

We are committed to continuously refining our approach to risk management in accordance with industry best practices and changes in our operating environment. In 2014, CMHC developed and adopted a “Three Lines of Defence” risk governance model to further enhance the Corporation’s risk governance structure and culture. This model is intended to advance the understanding, discussion, evaluation and management of risks at all levels of the organization and across all of our activities. Implementation will continue over the course of 2015.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        45

The following graphic illustrates the Three Lines of Defence risk governance model at CMHC. BOARD OF DIRECTORS Audit Risk Other Board Management Committee Committee Committees SENIOR MANAGEMENT ? Set CMHC’s risk appetite ? Ensure risk taking is aligned with strategic plan and direction ? Ensure a strong oversight & control structure is in place ? Ensure clear accountability & ownership of risk and control with Businesses and Functions 1st Line of Defence 2nd Line of Defence 3rd Line of Defence Identify and Control Set Standards Independent and Challenge Assurance 1A – Business 1B – Operations Chief Risk Officer (CRO) Sector, Internal Audit Areas and Support Support Teams Chief Financial Officer (CFO) Functions Teams (within Business Areas Sector (including Actuarial) (front line) and Support Functions) and Chief Compliance Officer (CCO)Function ?? Take, manage and ?? Monitor and test risk ?? Develop and facilitate effective risk ?? Provide independent identify risks in management activities management and control policies assurance on the day-to-day activities performed by 1A ?? Independently challenge and effectiveness of st governance, risk ?? Execute risk and ?? Monitor compliance oversee the 1 line of defence control procedures with CMHC’s risk management, and ?? Monitor and report risk exposure on a day-to-day basis appetite and risk internal controls, (incl. internal control) status management and including the manner ?? Ensure risks are ?? Provide training, tools, advice and control policies in which the other within CMHC’s risk support to 1st line lines of defence appetite and risk ?? Provide input for achieve risk management management and risk reporting and control objectives control policies 46 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

ERM Framework Our ERM framework groups fourteen risks under three broad categories, as illustrated below. Individual risks are discussed under each of our activities. ?? People ?? Pricing ?? Mandate Process ?? Credit ?? Strategic ?? Business Operational Technology Financial Environment ?? Risks Risks Risks ?? Market ?? Security & ?? Reputational Catastrophic ?? Liquidity & Relational ?? Capital Organizational ?? Legal & ?? Regulatory Adequacy Risk Appetite Framework Our corporate risk appetite framework is designed to ensure a consistent understanding of our tolerance levels for exposures to principal risks at the corporate level and in the different areas of activities. It includes the following components: Our Risk Capacity statement: As a federal Crown corporation, our Risk Capacity is determined by our legislated limits as reflected in the National Housing Act. These include the limit on outstanding insured amounts of $600 billion, subject to regulations regarding the classes of eligible housing loans that can be insured, and the aggregate limit on outstanding guaranteed amounts of principal of $600 billion, which guarantees are subject to the terms and conditions approved by the Minister of Finance. In addition, we are responsible for promoting the stability of the Canadian housing system, which contributes to the stability of the Canadian financial system. We therefore accept a responsibility to manage certain strategic, operational and financial risks. In managing these risks, we further limit our Risk Capacity by: 1. Actively managing risks we are uniquely able to accept and affect; 2. Eliminating risks we cannot control wherever cost effective, whether via outsourcing or hedging activities; 3. Mitigating inherent and residual risks; and 4. Establishing risk appetite principles and statements. Our Risk Appetite principles: Our risk appetite principles help all employees understand their role in managing risk at CMHC. We will manage risks to ensure that the risks we take: 1. Advance the delivery of our mission to help Canadians meet their housing needs; 2. Do not expose us to any undue financial loss; and 3. Do not unduly jeopardize our reputation. As we apply these risk appetite principles, employees are expected to consider both the conditions in which we currently operate and the potential impact of new and emerging risks on CMHC’s strategies and risk profile. Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT 47

Our Risk Appetite statement:

Our risk appetite statement is designed to ensure a consistent understanding of risk exposures which are acceptable or unacceptable to the Corporation and describes our attitude toward risks in the following terms:

“We will:

¡	Manage risks appropriate to the delivery of CMHC’s mission to help Canadians meet their housing needs, with due regard for loss.

¡	Comply with all applicable statutory and regulatory requirements, including the annual approval of Parliamentary Appropriations and CMHC’s Corporate Plan.

¡	Maintain capital and liquidity levels in Mortgage Loan Insurance and Securitization to adequately survive significant financial and other crises.

¡	Take appropriate risks in order to explore innovative opportunities which could lead to new processes or improvements to existing processes, and to new products or policy development to help meet our mandate.

¡	Maintain sufficient operational capabilities to be able to provide access to services for Canadians in all regions of Canada and to also be able to promote and contribute to the stability of the financial system.”

The statement also indicates that, during the organization’s five-year corporate planning horizon, we want a very high level of confidence that:

¡	Spending on government-funded programs will not vary from approved funding by more than a specified percentage.

¡	Exposures to financial risk expressed as a percentage of capital in three primary business lines – Assisted Housing, Mortgage Loan Insurance and Securitization – will not exceed specified risk levels.

¡	Variances of operating expenses to budget will not exceed a specified maximum variance.

It also includes reputational and achievement of objectives tolerances statements. The statement concludes by specifying that a minimum percentage of the annual priorities in the Corporate Plan should also be achieved.

In order to manage our risks at a more granular level, our risk appetite statement is supplemented by business Activity risk appetite statements. These statements include thresholds and limits for specific business and functional area risks.

Our Business Activity Risks

Assisted Housing

On behalf of the Government of Canada, CMHC makes annual investments of approximately $2 billion for housing, through Parliamentary Appropriations for Housing Programs expenditures, including operating expenses. Funding is provided primarily to provinces, territories, First Nations and project proponents through various agreements. These agreements outline the appropriate use of the funding and contain a clear accountability framework. We do not pay claims and suspend the subsidy where there are material compliance issues. There is a risk that housing programs funding may not be used in accordance with approved program parameters leading to reputational and mandate issues.

We hold and make loans under the National Housing Act (NHA) to social housing sponsors, First Nations, provinces, territories and municipalities for federally-subsidized housing. These loans can be offered to social housing sponsors at lower interest rates because we borrow funds through the Crown Borrowing Program. The estimated fair value of loans arising from CMHC’s Assisted Housing is $11 billion on an outstanding balance of $10 billion as at 31 December 2014. The principal risks associated with this activity include credit risk, market risk, including prepayment and interest rate risks and pricing risk.

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Credit Risk

Credit risk in the Lending portfolio arises from the risk of loss due to the failure of counterparties to meet their contractual obligations. Our loan portfolio includes loans for social housing projects administered jointly or by provinces and territories as well as those administered by CMHC both on and off-reserve. We lend to a large number of non-profit entities that do not issue public debt, and therefore do not have credit ratings established by independent credit rating agencies. Losses due to default on these loans are largely recoverable from various levels of government.

Credit risk is managed by examining annual project level reports, including audited financial statements submitted by social housing project sponsors. These reports enable us to detect potential problems and intervene, as appropriate, should a project face financial difficulty. Workouts or restructurings, which may involve additional financing or assistance, are determined on a case-by-case basis.

Our Lending Program is assured full collection of principal and accrued interest on the majority of the loans. As at 31 December 2014, CMHC was assured full collection of principal and accrued interest on 77% of its loans (2013 – 77%). The remaining 23% of loans (largely under the Municipal Infrastructure Lending Program) are assessed on a regular basis to determine if provisions for loss are necessary. As at year-end 2014, there was one impaired loan identified and a $22 million provision for loss was recorded.

Market Risk

We operate our Lending Program on a breakeven basis. The vast majority of the loans are closed to prepayment for the duration of the mortgage term selected by the housing group. The underlying debt (the monies that we borrow to fund the mortgage) matches, to the extent possible, the term of the loan. As such, prepayment activity, including the restructuring of closed loans, has the potential to cause us to incur losses.

We mitigate our exposure to prepayment risk by applying the terms and conditions of our loans, including prepayment clauses. We also accept prepayment of some closed loans in certain circumstances. In these cases, prepayment penalties will apply. For example, for eligible non-profit and co-operative housing projects requiring capital repairs and renovations, a yield maintenance prepayment penalty consistent with private lending institutions will apply, mitigating our prepayment risk.

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different interest payments or maturity dates. The severity of the risk is dependent on the size and direction of interest rate changes and the size of the mismatched positions. Our risk management policies specify that the maximum exposure of the financing margin to interest rate movements with a confidence level of 95% be fixed at $1.5 million over a 12-month horizon.

Liquidity Risk

Our Lending Program has minimal liquidity risks. Any potential liquidity shortfall is mitigated through ongoing cash management activities, and ultimate access to funding from the Department of Finance through the Crown Borrowing Program.

Pricing Risk

Direct Lending interest rates are set based on operating costs, slippage, funding costs and related hedging costs. A review of Direct Lending costs is conducted periodically to determine if the rate charged to Direct Lending borrowers is sufficient to recover our administrative costs in respect of this program.

Mortgage Loan Insurance Activity Risks

The primary risk of financial loss from the Mortgage Loan Insurance Activity is represented by the amount of future claims associated with insured mortgages relative to insurance premiums received. We manage this risk through prudent underwriting, lender quality assurance, a sound capital management framework, sensitivity and stress testing framework and product pricing. The principal risks associated with this activity include credit risk, market risk, liquidity risk and capital adequacy risk.

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Credit Risk

Credit risk, as it relates to Insurance Activities, is managed through a number of processes including assessment of underwriting of mortgage loan insurance applications and continuous monitoring of Approved Lenders’ portfolios and underwriting practices.

Assessing Mortgage Loan Insurance Applications

We prudently manage mortgage loan insurance risk for different types of residential properties through a rigorous underwriting process, as described below:

Transactional Homeowner insurance (four units or less) – high ratio or low ratio loans

Risks related to Transactional Homeowner mortgage loan insurance are assessed through our proprietary automated mortgage loan insurance risk assessment and approval system, emili, which is used by Approved Lenders and by CMHC underwriters across the country. emili assesses an application’s overall risk by looking at the borrower, the property, the market in which the property is located, as well as the overall characteristics of the loan. The results of these risk assessments are synthesized to determine the overall risk of default.

If necessary, underwriters can take further steps to determine if risk-mitigating actions are required to effectively reduce the overall risk to a level that is acceptable and prudent or may indicate that the application for insurance is declined. We monitor and adjust our risk assessment models based on actual claims experience and local market conditions. The emili overall risk rating, along with the size of the loan and policy considerations, determines the required approval authority.

Multi-unit Residential insurance (in excess of four units)

Risks associated with Multi-unit mortgage loan insurance are also assessed through detailed and thorough underwriting processes that include analysis and risk assessment of the borrower, the property, the market in which the property is located and the overall characteristics of the loan. A standardized risk assessment tool is employed by underwriters to assign a risk rating to each of these major risk components. The risk ratings, along with the size of the loan and policy considerations, determine the required approval authority.

Portfolio insurance (homeowner - four units or less)

Loans submitted for Portfolio insurance are assessed through an automated underwriting system similar to emili. The assessments include an analysis and risk assessment of the borrower, the property, the market in which the property is located, and the overall characteristics of each individual loan. Individual pools are then priced accordingly.

Monitoring Approved Lenders’ Insured Portfolios

Through our Quality Assurance Framework and lender operational reviews, we further manage risks by assessing lenders’ insured loan portfolios, compliance with our underwriting requirements and by working with lenders on a regular basis to maintain quality standards in the underwriting and servicing of their portfolios. We monitor the performance of individual lenders and helps ensure that any deficiencies are addressed in a systematic, comprehensive and timely manner.

Mortgage Loan Insurance – Investment Portfolio

In the context of our insurance-related investment portfolio, credit risk is the risk of loss arising from a counterparty’s or an Approved Issuer’s inability to fulfill their contractual obligations. Credit risk includes default risk, settlement risk, and downgrade risk, and encompasses both the probability of loss and the probable size of the loss net of recoveries and collateral over appropriate time horizons. We are exposed to credit risk from various sources directly and indirectly, including directly from investment and hedging activities. Exposures associated with the Corporation’s financial transacting and financial instruments are consolidated and measured on an aggregate basis by counterparty or Approved Issuer for all investing and hedging activities. Total exposure is calculated using estimated fair values plus an estimate for future replacement costs, as appropriate. Exposure limits are established by Approved Issuer or counterparty for the Insurance Activity subject to rating, term, and diversification limits.

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Market Risk

Interest rate, currency and equity price risks for our Insurance Activities derive from asset and liability mismatches inherent in the cash flow timing associated with the Insurance assets and liabilities. We manage market risk through our strategic asset allocation process, which includes consideration of overall risk and return in selecting a specific asset allocation strategy, benchmarks and risk tolerances and controls.

Financial risks also arise from the investment portfolio associated with our Mortgage Loan Insurance Activity. The investment portfolio for mortgage loan insurance consists of cash flows from premiums, application fees, and interest received, net of claims and expenses. We use our Mortgage Loan Insurance portfolio to cover obligations associated with the provision of mortgage loan insurance to lenders.

The objective of the Mortgage Loan Insurance investment portfolio is to maximize risk adjusted returns while minimizing the potential of being required to liquidate investments. This is achieved through investments with an emphasis on diversified, high-quality, income producing securities and other assets, subject to our risk appetite statements.

Liquidity Risk

The Insurance program requires liquidity to fund claims payments as they occur. Insurance claims payments are generally funded from insurance Premiums and Fees Received. Given the long lead time between the occurrence of a loan default and the payment of an insurance claim, and because insurance premiums and fees typically exceed claims payments, there is no significant liquidity risk in the Insurance program.

Capital Adequacy

Our Capital Management Framework follows OSFI regulations with respect to the use of the Minimum Capital Test (MCT) for insurance companies. The MCT is the ratio of capital available to capital required. Our capital available is equal to Mortgage Loan Insurance Retained Earnings plus Accumulated Other Comprehensive Income, minus assets with a capital requirement of 100%. Capital required is calculated by applying risk factors to assets, policy liabilities and other exposures.

The following represents CMHC’s capital management framework for its mortgage loan insurance activity:

¡	Minimum Regulatory Capital 100% MCT: Below 100% MCT, an insurance company would no longer be allowed to write new business. A level below 0% MCT indicates insolvency.

¡	Internal Capital Target 205% MCT: The Internal Capital Target provides adequate time for Management to resolve financial problems that may arise, while minimizing the need for regulatory intervention. In 2014, the Board reviewed the results of the stress testing for the 2015 Corporate Plan and approved an increase to 205% MCT for the Internal Capital Target. The increase reflects a more conservative assessment of the impact of adverse economic conditions.

¡	Holding Capital Target 220% MCT: CMHC has selected a Holding Capital Target of 220% MCT so that the likelihood of falling below the Internal Capital Target is less than 5% over a five-year period.

Using 10,000 consistent economic scenarios, CMHC’s sensitivity testing framework simulates the impact of each of these economic scenarios on the 2015-2019 Corporate Plan as well as other plausible adverse business scenarios. Each scenario includes 10 years of new business which then runs off over the next 20 years. The economic scenarios include 30 years of outcomes for real GDP growth, the unemployment rate, the five-year mortgage rate, and investment returns for up to 40 asset classes.

The economic variables are used to generate outcomes for the volume of Mortgage Loan Insurance written, short-term changes in claim frequencies, changes in house prices and investment returns/yields.

Results of economic and business stress tests remain within the Corporation’s risk and capital tolerance levels. Testing has also validated that CMHC’s Internal Capital Target level of 205% MCT and the Holding Capital Target of 220% MCT meet the Capital Management Framework requirements.

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CMHC continues to focus on monitoring and proactively managing the performance of its insurance business by enhancing its capital framework and taking steps to ensure that pricing remains appropriate for risk underwritten.

Securitization Activity Risks

We guarantee the timely payment of interest and principal of NHA MBS issued by Approved Issuers and of CMB issued by the Canada Housing Trust. Our major risk of financial loss arising from the guarantee is making timely payments when an issuer is unable to honour its commitments and the assets backing the securities are insufficient. Timely payment guarantee risks are mitigated by requiring participants to meet minimum standards and robust legal and operational frameworks such as limits on volumes, eligibility requirements for participants and mortgages to be securitized. The principal risks associated with this activity include credit risk, market risk, liquidity risk, capital adequacy and pricing risk and reputational risk.

We are responsible for administrating the Canadian Covered Bond Framework and registry, and for approving registered issuers and their covered bond guarantors. Covered bond issues are not guaranteed by CMHC or the Government of Canada. The principal risk associated with this activity is reputational risk.

Credit Risk

For NHA MBS, the risk associated with issuer default is mitigated by both quality assessment and monitoring of the issuers, and by a minimum spread requirement between the security coupon and the lowest mortgage rate in the pool. In the event of issuer default, the spread is available to us to mitigate our guarantee risk and for retaining third-party issuers for the continued servicing of underlying mortgages and the NHA MBS payments. All securitized mortgages have full mortgage default insurance coverage. An upfront guarantee fee based on the term of the security is paid to us by the Approved Issuers in exchange for the CMHC guarantee.

For the CMB program, the Issuer Trustee maintains the trust property and ensures that the Trust fulfills its obligations, while the Trust Administrator is responsible for the day-to-day management of CHT operations. The Trust is exposed to the credit risk of its counterparties through swap and repurchase (repo) agreements. The swap counterparties effectively absorb all prepayment and reinvestment risk associated with the assets held by CHT. The use of highly rated counterparties and collateralization help mitigate the risk of default.

A drop below an established credit rating triggers monthly interest retention by the CHT. Repo counterparty credit risk is mitigated through rating requirements, transaction limits, and collateral.

The risk of default on the investments held by the Trust is managed by limiting the eligible investments to highly rated securities including NHA MBS, obligations issued by the Government of Canada and limited amounts of AAA equivalent short-term asset-backed commercial paper (ABCP). Additionally, none of the Trust-permitted investments, including the NHA MBS, are permitted to have a maturity date beyond that of the related CMB issue.

Our Securitization investment portfolio is managed with the objective of identifying, diversifying and managing credit exposure and related risks associated with our investing activities. The objective is to protect it from financial default or credit loss from exposures to a counterparty or issuer and to minimize expected losses within the context of expected returns. For investment purposes, credit risk is the risk of loss arising from a counterparty’s or an Approved Issuer’s inability to fulfil its contractual obligations. Credit risk includes default risk, settlement risk, and downgrade risk, and encompasses both the probability of loss and the probable size of the loss net of recoveries and collateral over appropriate time horizons.

In the context of the Securitization portfolio, there is limited credit risk associated with the portfolio’s investments in Government of Canada securities; however, credit risk may arise in relation to repurchase transactions that may be undertaken to meet calls on the timely payment guarantee. Exposure limits are established by Approved Issuer or counterparty for the Securitization Activity.

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Market Risk

Our Securitization Activity market risk is associated with the interest rate risk resulting from cash flow mismatches between the assets and liabilities in the CMB Program.

For the NHA MBS Program, the NHA MBS guarantees provided do not expose us to market risk. The interest rate and prepayment risk (within eligible pools) from the underlying mortgages is passed through to investors. Only in a situation of issuer default are we exposed to temporary funding risk until a replacement servicer is found.

For the CMB Program, CHT is exposed to interest rate risk stemming from the possibility that the rate of interest earned on NHA MBS and eligible Trust-permitted investments will not be sufficient to meet its interest obligations on the CMB issues. This risk is managed through interest rate swaps with approved swap counterparties. The swaps effectively transform the interest rate risk (i.e. prepayment and reinvestment risk) associated with the assets held by CHT into counterparty risk, which is managed through our credit policies and controls. Thus, only in a situation of swap counterparty default and if CHT is unable to find a suitable swap replacement, would CHT be exposed to interest rate risk.

The Securitization investment portfolio is managed to constrain the risk of loss from adverse movements in interest rates through policy controls and limits which establish appropriate risk and return tradeoffs. The objective of the Securitization investment portfolio is to maximize the capacity to meet liquidity needs of the timely payment guarantee and to preserve capital through investments in Government of Canada securities.

Liquidity Risk

Both the NHA MBS and CMB programs face liquidity risk in the event of a call on the timely payment guarantee. Potential liquidity call under the timely payment guarantee is contingent on the performance of participants and service providers in the Securitization programs to meet their obligations. The liquidity risk is mitigated with risk management policies, liquid assets and liquidity management processes, minimum standards for participants, the collection of collateral, legal and operational frameworks and the collection of guarantee fees.

All investment assets held by the Corporation (the majority of which are invested in high quality government instruments) for the purposes of its business lines can be utilized to satisfy a call on the timely payment guarantee on an interim basis until funds can be sourced through the government or otherwise recovered. While we maintain internal sources of liquidity that are appropriate in relation to our risk appetite, funding can be sourced through the Department of Finance and the Crown Borrowing Program for amounts beyond our available liquidity.

Capital Adequacy

Our Capital Management Framework for our Securitization Activity incorporates elements from OSFI’s Minimum Capital Test (MCT) capital requirements for insurance companies for asset exposures and principles from the Basel Committee on Banking Supervision (BCBS) for counterparty credit risk and guarantee exposures as applicable. Capital available is equal to Securitization Retained Earnings plus Accumulated Other Comprehensive Income minus assets with a capital requirement of 100%. We regularly review our internal capital requirement targets and guarantee fees are reviewed periodically to ensure our pricing remains appropriate.

Reputational Risk

With our role in administering the Canadian Covered Bond Framework, there is the risk that CMHC may be perceived as providing a direct or indirect guarantee of regulated Covered Bond Programs. The regulatory Covered Bond Framework has been structured to minimize the potential perception that CMHC, and the Government of Canada, provide any kind of guarantee to covered bond investors.

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CONSOLIDATED FINANCIAL STATEMENTS

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Management’s Responsibility For Financial Reporting

Year ended 31 December 2014

Management is responsible for the integrity and objectivity of the Consolidated Financial Statements and related financial information presented in this annual report. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards and, consequently, include amounts which are based on the best estimates and judgment of Management. The financial information contained elsewhere in this Annual Report is consistent with that in the Consolidated Financial Statements.

In carrying out its responsibilities, Management maintains appropriate financial systems and related internal controls to provide reasonable assurance that financial information is reliable, assets are safeguarded, transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the Corporation and government directives, resources are managed efficiently and economically, and operations are carried out effectively. The system of internal controls is supported by internal audit, which conducts periodic audits of different aspects of the operations.

The Board of Directors, acting through the Audit Committee whose members are neither officers nor employees of the Corporation, oversees Management’s responsibilities for financial reporting and internal control systems. The Board of Directors, upon the recommendation of the Audit Committee, has approved the Consolidated Financial Statements.

Ernst & Young LLP and the Office of the Auditor General of Canada have audited the Consolidated Financial Statements. The auditors have full access to, and meet periodically with, the Audit Committee to discuss their audit and related matters.

Evan Siddall, BA, LL.B	Brian Naish, CPA, CA
President and Chief Executive Officer	Chief Financial Officer

26 March 2015

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INDEPENDENT AUDITORS’ REPORT

To the Minister of Employment and Social Development

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Canada Mortgage and Housing Corporation, which comprise the consolidated balance sheet as at 31 December 2014, and the consolidated statement of income and comprehensive income, the consolidated statement of equity of Canada and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canada Mortgage and Housing Corporation as at 31 December 2014, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Report on Other Legal and Regulatory Requirements

As required by the Financial Administration Act, we report that, in our opinion, the accounting principles in International Financial Reporting Standards have been applied on a basis consistent with that of the preceding year.

Further, in our opinion, the transactions of Canada Mortgage and Housing Corporation that have come to our notice during our audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Canada Mortgage and Housing Corporation Act, the National Housing Act, the by-laws of the Canada Mortgage and Housing Corporation, and the directives issued pursuant to section 89 of the Financial Administration Act, described in Note 1 to the consolidated financial statements.

Clyde M. MacLellan, FCPA, FCA

Assistant Auditor General

for the Auditor General of Canada

Chartered Professional Accountants

Licensed Public Accountants

26 March 2015

Ottawa, Canada

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        57

Consolidated Balance Sheet

As at 31 December

(in millions of Canadian dollars)	Notes	2014	2013
ASSETS
Cash and Cash Equivalents		2,169	1,336
Securities Purchased Under Resale Agreements		126	-
Investment Securities:	6
Designated at Fair Value through Profit or Loss		1,060	1,012
Available for Sale		21,812	19,659
Held for Trading		-	444
Loans:	7
Designated at Fair Value through Profit or Loss		5,503	6,041
Loans and Receivables		215,944	239,531
Accrued Interest Receivable		719	859
Derivatives	8	105	96
Due from the Government of Canada	9	285	311
Accounts Receivable and Other Assets	10	767	762
		248,490	270,051
LIABILITIES
Securities Sold Under Repurchase Agreements		325	91
Borrowings:	12
Designated at Fair Value through Profit or Loss		7,677	7,818
Other Financial Liabilities		213,612	237,378
Accrued Interest Payable		521	652
Derivatives	8	31	44
Accounts Payable and Other Liabilities	13	673	467
Defined Benefit Plans Liability	14	479	350
Provision for Claims	15	778	869
Unearned Premiums and Fees	15, 16	6,167	6,511
Deferred Income Tax Liabilities	17	45	33
		230,308	254,213
Commitments and Contingent Liabilities	26
EQUITY OF CANADA	18
Contributed Capital		25	25
Accumulated Other Comprehensive Income		803	943
Retained Earnings		17,354	14,870
		18,182	15,838
		248,490	270,051

The accompanying notes to these Consolidated Financial Statements are an integral part of these statements.

These Consolidated Financial Statements were approved by the Board of Directors on 26 March 2015.

Robert P. Kelly	Evan Siddall, BA, LL.B
Chairperson	President and Chief Executive Officer

58        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Consolidated Statement of Income and Comprehensive Income

Year Ended 31 December

(in millions of Canadian dollars)	Notes	2014	2013
Parliamentary Appropriations for Housing Programs	9	2,010	2,071
Premiums and Fees Earned	15, 16	1,933	2,001
Net Interest Income
Interest Income	19
Loans		5,444	7,111
Other		66	60
		5,510	7,171
Interest Expense	19	5,408	7,024
		102	147
Investment Income	19	608	606
Net Realized Gains (Losses)	19	1,454	46
Net Unrealized Gains (Losses)	19	9	112
Other Income		83	158
TOTAL REVENUES AND PARLIAMENTARY APPROPRIATIONS		6,199	5,141
EXPENSES
Housing Programs	9	2,010	2,071
Insurance Claims	15	328	309
Operating Expenses	27	374	348
		2,712	2,728
INCOME BEFORE INCOME TAXES		3,487	2,413
Income Taxes	17	862	584
NET INCOME		2,625	1,829
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Items that Will Be Subsequently Reclassified to Net Income:
Net Unrealized Gains (Losses) from Available for Sale Financial Instruments		469	(1)
Reclassification of Prior Years’ Net Unrealized (Gains) Losses Realized in the Period in Net Income		(609)	(94)
Total Items that Will Be Subsequently Reclassified to Net Income		(140)	(95)
Items that Will Not Be Subsequently Reclassified to Net Income:
Remeasurements of the Net Defined Benefit Plans	14	(141)	260
		(281)	165
COMPREHENSIVE INCOME		2,344	1,994

The accompanying notes to these Consolidated Financial Statements are an integral part of these statements.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        59

Consolidated Statement of Equity of Canada

Year Ended 31 December

(in millions of Canadian dollars)	Notes	2014	2013
CONTRIBUTED CAPITAL		25	25
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at Beginning of Year		943	1,038
Other Comprehensive Income (Loss)		(140)	(95)
Balance at End of Year		803	943
RETAINED EARNINGS
Balance at Beginning of Year		14,870	12,781
Net Income		2,625	1,829
Other Comprehensive Income (Loss)		(141)	260
Balance at End of Year		17,354	14,870
EQUITY OF CANADA	18	18,182	15,838

The accompanying notes to these Consolidated Financial Statements are an integral part of these statements.

60        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Consolidated Statement of Cash Flows

Year Ended 31 December

(in millions of Canadian dollars)	Notes	2014	2013
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net Income		2,625	1,829
Items Not Affecting Cash or Cash Equivalents:
Amortization of Premiums and Discounts on Financial Instruments		86	88
Deferred Income Taxes		12	91
Change in Fair Value of Financial Instruments Carried at Fair Value	19	(9)	(112)
Net (Gain) Loss on Financial Instruments	19	(1,454)	(46)
Net Change in Non-cash Operating Assets and Liabilities:
Accrued Interest Receivable		140	100
Derivatives		4	(2)
Due from the Government of Canada	9	26	(2)
Accounts Receivable and Other Assets		(5)	173
Accrued Interest Payable		(131)	(101)
Accounts Payable and Other Liabilities		206	(74)
Defined Benefit Plans Liability	14	129	(367)
Provision for Claims	15	(91)	(127)
Unearned Premiums and Fees	15, 16	(344)	(429)
Other		(28)	258
Loans:	7
Repayments		63,261	60,865
Disbursements		(39,164)	(38,820)
Borrowings:	12
Repayments		(65,689)	(63,508)
Issuances		42,025	41,399
		1,599	1,215
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Investment Securities:
Sales and Maturities		22,084	11,141
Purchases		(22,958)	(11,969)
Securities Purchased Under Resale Agreements		(126)	63
Securities Sold Under Repurchase Agreements		234	(334)
		(766)	(1,099)
Increase in Cash and Cash Equivalents		833	116
Cash and Cash Equivalents
Beginning of Year		1,336	1,220
End of Year		2,169	1,336
Represented by
Cash		5	(1)
Cash Equivalents		2,164	1,337
		2,169	1,336
Supplementary Disclosure of Cash Flows from Operating Activities
Amount of Interest Received During the Year		6,405	7,888
Amount of Interest Paid During the Year		5,686	7,253
Amount of Dividends Received During the Year		78	99
Amount of Income Taxes Paid During the Year		503	331

The accompanying notes to these Consolidated Financial Statements are an integral part of these statements.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        61

Notes to Consolidated Financial Statements

Year Ended 31 December 2014

1. Corporate Information

CMHC was established in Canada as a Crown corporation in 1946 by the Canada Mortgage and Housing Corporation Act (the “CMHC Act”) to carry out the provisions of the National Housing Act (the “NHA”). We are also subject to Part X of the Financial Administration Act (the “FAA”) by virtue of being listed in Part 1 of Schedule III, wholly owned by the Government of Canada, and an agent Crown corporation. The Corporation’s National Office is located at 700 Montreal Road, Ottawa, Ontario, Canada.

Within the Public Accounts of Canada, the annual Consolidated Net Income reduces the Government’s annual deficit; the Consolidated Retained Earnings and Accumulated Other Comprehensive Income reduce the Government’s accumulated deficit.

In September 2008, CMHC, together with a number of other Crown corporations, was issued a directive (P.C. 2008-1598) pursuant to Section 89 of the FAA requiring due consideration to the personal integrity of those to whom it lends or provides benefits. We continue to meet the requirements of this directive. In December 2014, the Corporation was issued another directive (P.C. 2014-1380) pursuant to Section 89 of the FAA directing CMHC to implement pension plan reforms. These are intended to ensure that pension plans of Crown corporations provide a 50:50 current service cost-sharing ratio between employees and employer for pension contributions to be phased in for all members by 31 December 2017. The Corporation’s implementation strategy will be outlined in its corporate plans until commitments under this directive are fully implemented.

Our mandate, as set out in the NHA, is to promote the construction of new houses, the repair and modernization of existing houses, and the improvement of housing and living conditions. In relation to financing for housing, the NHA’s purpose is to promote housing affordability and choice, to facilitate access to, and competition and efficiency in the provision of, housing finance, to protect the availability of adequate funding for housing, and generally to contribute to the well-being of the housing sector. In addition, we have the following objectives in carrying out any activities related to mortgage loan insurance and guarantee programs and in administering the Canadian covered bond legal framework: (a) to promote the efficient functioning and competitiveness of the housing finance market; (b) to promote and contribute to the stability of the financial system, including the housing market; and (c) to have due regard to the Corporation’s exposure to loss. Our mandate is carried out through the following activities: Market Analysis and Research, Assisted Housing, Mortgage Loan Insurance, Securitization and People and Processes.

62        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

2. Basis of Preparation and Significant Accounting Policies

Basis of Preparation

Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) effective as at 31 December 2014 as issued by the International Accounting Standards Board (IASB).

For purpose of these Consolidated Financial Statements, the Mortgage Loan Insurance, Securitization and Assisted Housing Activities have been defined as reportable segments. Market Analysis and Research and People and Processes activities are cost recovered from these three reportable segments.

They have been prepared on a going concern basis using a historical cost basis except for the following items in the Consolidated Balance Sheet:

¡	Fair Value through Profit or Loss financial assets and liabilities are measured at fair value as are Available for Sale (AFS) financial assets;

¡	Investment Property presented within Accounts Receivable and Other Assets is measured at fair value; and

¡	Defined benefit liabilities for post-employment benefit plans are recognized at the present value of the defined benefit obligations, offset by the fair value of plan assets.

Functional Currency

Our Consolidated Financial Statements are stated in millions of Canadian dollars, which is the functional currency.

Basis of Consolidation

These Consolidated Financial Statements include the accounts of CMHC and, as required by IFRS 10: Consolidated Financial Statements (IFRS 10), the accounts of Canada Housing Trust (CHT) within the Securitization Activity and, until it was liquidated and terminated in 2014, Nordea International Equity Fund (Nordea), an equity fund included in the investment portfolio within the Mortgage Loan Insurance Activity.

Inter-segment balances and transactions have been eliminated in these Consolidated Financial Statements.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below:

Financial Instruments

We classify our financial assets in the following categories: Financial Assets at Fair Value through Profit or Loss, Available for Sale, Loans and Receivables, and Held to Maturity. Two classifications are used for financial liabilities: Financial Liabilities at Fair Value through Profit or Loss and Other Financial Liabilities.

We further categorize financial instruments at Fair Value through Profit or Loss as either Held for Trading or Designated at Fair Value through Profit or Loss.

The classification is determined by Management at initial recognition based on its intent and the characteristics of the financial instrument.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        63

Classification	Accounting Treatment

Designated at Fair Value through Profit or Loss

International Accounting Standards (IAS) 39 Financial Instruments: Recognition and Measurement provides an entity the option of classifying a financial instrument as Designated at Fair Value through Profit or Loss when doing so results in more relevant information because either:

a)   it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the assets or liabilities or recognizing the gains or losses on them on different bases; or

b)   the financial instrument belongs to a group managed and evaluated on a fair value basis in accordance with documented risk management or investment strategies and information about the group is provided internally to Key Management Personnel.

This designation is irrevocable.

Financial Instruments Designated at Fair Value through Profit or Loss are initially recognized at fair value. They are subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in Net Unrealized Gains (Losses). Gains and losses realized on disposition are recorded in Net Realized Gains (Losses). Transaction costs are expensed as incurred.

Held for Trading (HFT)

HFT financial instruments are either derivatives or financial instruments acquired or incurred principally for the purpose of selling or repurchasing in the near term.

HFT financial instruments are initially recognized at fair value. They are subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in Net Unrealized Gains (Losses). Gains and losses realized on disposition are recorded in Net Realized Gains (Losses). Transaction costs are expensed as incurred.

Loans and Receivables

Loans and Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market except for those that Management has classified as Designated at Fair Value through Profit or Loss. Loans and Receivables are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method. When Loans and Receivables are determined to be impaired, the changes in their estimated realizable value are recorded in Net Income.

Held to Maturity (HTM)

HTM financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than Loans and Receivables, that Management has the positive intention and ability to hold to maturity.

HTM financial assets are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method. When HTM financial assets are determined to be impaired, their changes in fair value are recorded in Net Realized Gains (Losses).

Available for Sale (AFS)

AFS financial assets are non-derivative financial assets which are neither classified as HFT, HTM, Loans and Receivables nor Designated at Fair Value through Profit or Loss. AFS financial assets are initially recognized at fair value plus transaction costs. They are subsequently measured at fair value. Unrealized gains and losses arising from changes in fair value are recorded in Other Comprehensive Income (Loss) (OCI) until the financial asset is sold, derecognized, or determined to be impaired at which time they are transferred to Net Income and reported in Net Realized Gains (Losses).

Accumulated Other Comprehensive Income (AOCI) consists only of unrealized gains and losses for AFS financial instruments.

Other Financial Liabilities

Other Financial Liabilities are non-derivative financial liabilities which have not been Designated at Fair Value.

Other Financial Liabilities are initially recognized at fair value plus transaction costs. They are subsequently measured at amortized cost using the effective interest method with interest expense recorded in Interest Expense.

64        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Settlement date accounting is used for purchases and sales of financial assets and financial liabilities. Realized gains and losses on sales are recognized on a weighted average cost basis.

Financial Instruments Designated at Fair Value through Profit or Loss

We designate certain financial instruments at Fair Value through Profit or Loss. All items Designated at Fair Value through Profit and Loss, with the exception of certain Investment Securities held within the Mortgage Loan Insurance and Securitization Activities relate to the Assisted Housing Activity. For certain portfolios of Loans and associated Borrowings, the Assisted Housing Activity uses Derivatives to manage refinancing and reinvestment risks as well as mismatches between the timing of receipts from assets and payments of liabilities. Classifying the Loans and associated Borrowings as Designated at Fair Value through Profit or Loss significantly reduces the measurement inconsistency that would otherwise arise from measuring them at amortized cost and measuring the Derivatives at fair value. Certain Investment Securities within the Mortgage Loan Insurance and Securitization Activities are also classified as Designated at Fair Value as they are managed and reported to Management on a fair value basis.

Impairment of Financial Instruments

Management assesses at each Consolidated Balance Sheet date whether there is objective evidence that financial assets are impaired. A financial asset is considered impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event(s) has an impact on the estimated future cash flows of the asset that can be reliably estimated.

As part of its assessment, Management performs a review for any objective evidence of impairment, which includes observable data indicating significant financial difficulty of the issuer, defaults or delinquencies in the payment of interest or principal, the disappearance of an active market for the financial asset because of the issuer’s financial difficulties, and bankruptcy or other financial reorganization of the issuer. Credit rating downgrades are considered in our assessment, although they alone might not represent objective evidence of impairment.

AFS Equity Investment Securities

For equity Investment Securities classified as AFS, objective evidence of impairment also includes a significant or prolonged decline in fair value below cost, or if significant adverse changes have taken place in the technological, market, economic or legal environment in which the issuer operates. In determining whether a decline in fair value below cost is significant or prolonged, we apply certain quantitative tests to the total position in each equity security supplemented with a qualitative assessment of the financial condition of the issuer.

For equity Investment Securities classified as AFS that are identified as impaired, the cumulative unrealized loss previously recorded in OCI is reclassified from OCI and recognized as an impairment loss in Net Income for the period through Net Realized Gains (Losses). Further declines in the fair value of impaired AFS equity instruments are recognized in Net Income, while increases in fair value are recorded in OCI.

AFS Debt Investment Securities

For debt Investment Securities classified as AFS that are identified as impaired, the cumulative unrealized loss previously recorded in OCI is reclassified from OCI and recognized as an impairment loss in Net Income for the period through Net Realized Gains (Losses). If the fair value of an impaired debt instrument classified as AFS subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed in Net Income, with the reversal limited in amount to the previously recognized impairment loss. Otherwise, subsequent increases in fair value are recorded in OCI.

Loans and Receivables and HTM Financial Assets

For financial assets classified as Loans and Receivables or HTM that are identified as impaired, the carrying amount is reduced to the present value of estimated future cash flows (excluding future credit losses not yet incurred) discounted at the original effective interest rate, with the impairment loss being recorded in Net Income for the period through Net Realized Gains (Losses). Previously recognized impairment losses can be reversed if the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses can be reversed to the extent that the carrying amount of the financial asset does not exceed what the amortized cost would have been had the impairment not occurred.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        65

We establish an allowance for credit losses for certain loans and receivables recorded in Accounts Receivable and Other Assets from the Mortgage Loan Insurance Activity. This allowance provides for estimated amounts that may not be recovered. Factors that are considered in assessing the estimated realizable amount include, but are not limited to, underlying asset valuation, and any changes in market and economic outlook. The allowance for credit losses is included as a reduction to Accounts Receivable and Other Assets and any change in the allowance is included in Insurance Claims expense.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. This could include circumstances where we may take an assignment of the insured mortgage and pay the insured lender the loan balance rather than proceed with the acquisition or could include us making advances to a project in order to help it return to a state where the borrower can manage their mortgage obligations.

Once a loan is modified, if management still does not expect full collection of payment under the modified terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. For some loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan or revised terms.

Loans are written off, either partially or in full against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery.

Cash and Cash Equivalents

Cash and Cash Equivalents are comprised of cash and short-term highly liquid investments with a term to maturity of 98 days or less from the date of acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash Equivalents funded by Securities Sold Under Repurchase Agreements are classified as HTM. Otherwise, Cash Equivalents in the Assisted Housing Activity are Designated at Fair Value and those in the Mortgage Loan Insurance and Securitization Activities are classified as AFS. Cash Equivalents must have a minimum credit rating of R-1 (Low) or equivalent as determined by S&P, Moody’s or DBRS at the time they are purchased. Interest income on these investments is recorded in Interest Income for the Assisted Housing Activity and in Investment Income for the Mortgage Loan Insurance and Securitization Activities.

Securities Purchased Under Resale Agreements and Sold Under Repurchase Agreements

Securities Purchased Under Resale Agreements (Reverse Repurchase Agreements) consist of the purchase of securities, typically Government treasury bills or bonds, with the commitment to resell the securities to the original seller at a specified price and future date in the near term. They are treated as collateralized transactions and are classified as Loans and Receivables.

Securities Sold Under Repurchase Agreements (Repurchase Agreements) consist of the sale of securities with the commitment to repurchase the securities from the original buyer at a specified price and future date in the near term. They are classified as Other Financial Liabilities. Proceeds received from these agreements are generally invested in Securities Purchased Under Resale Agreements or Cash Equivalents for the purpose of generating additional income. These transactions are entered into simultaneously with matching terms to maturity.

The associated interest earned and interest expenses are recorded in Net Interest Income for the Assisted Housing Activity and in Investment Income for the Mortgage Loan Insurance and Securitization Activities.

Investment Securities

Investment Securities in the Assisted Housing Activity are comprised of fixed income securities and are Designated at Fair Value through Profit or Loss. Investment Securities in the Mortgage Loan Insurance Activity are comprised of fixed income and equity securities and are classified as AFS, HFT or Designated at Fair Value through Profit or Loss. The Securitization Activity holds fixed income Investment Securities classified as AFS or Designated at Fair value through Profit and Loss. Interest income on fixed income investments is recorded in Interest Income for the Assisted Housing Activity and in Investment Income for the Mortgage Loan Insurance and Securitization Activities using the effective interest method. Dividend income on equity investments is recorded in Investment Income when the right to the dividend is established.

66        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Loans

Designated at Fair Value through Profit or Loss

Included in this category are economically hedged loans made under the Assisted Housing Activity, through the Lending Programs, in support of housing programs and initiatives. These loans form part of the lending hedging structure which uses derivatives to hedge refinancing and reinvestment risks and to hedge mismatches in cash flows.

Interest earned is recognized in Interest Income using the effective interest method.

Loans and Receivables

Insured Mortgage Purchase Program (IMPP) and the Canada Mortgage Bonds (CMB) Program

These loans represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to CMHC. Loans arising from the IMPP have been funded by Borrowings from the Government of Canada. Loans arising from the CMB program are funded by the issuance of Canada Mortgage Bonds. Under these arrangements, substantially all of the risks and rewards of the NHA MBS are retained by the issuers through swap agreements with the Corporation.

The NHA MBS and investments arising from the reinvestment of principal proceeds distributed by the NHA MBS serve as collateral to the loans and are not recognized on the Consolidated Balance Sheet. This collateral is however held in the name of the Corporation and represents the sole source of principal repayments for the loans. The amount due from the swap counterparties represents the interest earned on the loans and is recognized in Interest Income.

Lending Programs

Included in this category are loans made under the Assisted Housing Activity, through the Lending Programs which are not economically hedged. Payments on these loans are fixed and the loans do not have quoted prices in an active market. Where loans contain forgiveness clauses, they are recorded net of the forgiveness, and that forgiveness is reimbursed through parliamentary appropriations when the loans are advanced.

Interest rate losses resulting from loans containing interest rate clauses that are lower than the interest cost on the related borrowings are reimbursed through parliamentary appropriations. These loans were issued from 1946 to 1984 through provisions of the National Housing Act. Continued receipt of appropriations going forward is assumed. If the appropriations are not received in a future year, the valuation of these loans would change.

Interest earned is recognized in Interest Income using the effective interest method.

Derivatives

We enter into derivatives such as interest rate swaps, interest rate futures and equity index futures in order to manage our exposure to market risks. Derivatives are not used for speculative purposes.

Derivatives are classified as HFT as they have not been designated as eligible hedges for accounting purposes and are carried at fair value on the Consolidated Balance Sheet. Derivatives with a positive fair value are reported as assets, while derivatives with a negative fair value are reported as liabilities.

We do not have derivatives embedded in other financial instruments (host contracts) which require separation.

The net of interest income and expense is recorded in Interest Income as earned and incurred.

Parliamentary Appropriations and Housing Programs Expenses

Under the Assisted Housing Activity, we receive parliamentary appropriations to fund housing programs and initiatives.

Parliamentary Appropriations

Parliamentary appropriations are recognized as revenue in the fiscal year for which the appropriations were approved and over the same period as the related Housing Programs expenses.

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Housing Programs Expenses

Housing Programs expenses, including operating costs incurred to administer the Housing Programs, are recorded on an accrual basis not exceeding the maximum parliamentary appropriations voted by Parliament.

Those expenses incurred but not yet reimbursed are recorded in the Consolidated Balance Sheet as Due from the Government of Canada.

Non-current Assets Held for Sale

Real estate acquired by the Mortgage Loan Insurance Activity through loan default is classified as Non-current Assets Held for Sale when its carrying amount will be recovered principally through a sale transaction. The criteria for Held for Sale classification includes Management’s commitment to a plan to sell the selected assets and the expectation that such a sale will be completed within a 12 month period. Events or circumstances beyond our control may extend the period to complete the sale beyond one year. Such assets continue to be classified as Held for Sale as Management remains committed to its plan to sell the asset. Non-current Assets Held for Sale are measured at the lower of their carrying amount and their fair value less cost to sell and are included in Accounts Receivables and Other Assets. Impairment losses and any subsequent reversals are recognized in Insurance Claims expense in the period in which they occur. Non-current Assets Held for Sale are not depreciated.

Investment Property

Investment properties, which are included in Accounts Receivable and Other Assets, are properties held to earn rental income or for capital appreciation, or both. Investment properties are initially recognized at cost plus transaction costs. Subsequent to initial recognition, they are measured at fair value. Gains or losses arising from changes in fair value are recognized in Other Income in the period in which they arise. Investment property rental income and expenses are recorded in Other Income. For certain investment properties under the Assisted Housing Activity, expenses are recoverable from the Minister and these are recorded in Housing Programs appropriations.

Borrowings

Designated at Fair Value through Profit or Loss

Capital Market Borrowings

Borrowings from the Capital Markets represent borrowings incurred between 1993 and April 2008 to fund Loans in the Assisted Housing Activity. They are Designated at Fair Value through Profit or Loss and form part of the lending hedging structure.

Borrowings from the Government of Canada

Since April 2008, the Assisted Housing Activity has been borrowing under the terms of the Crown Borrowing Agreement. These borrowings are incurred to fund Loans in the Lending Programs that are Designated at Fair Value through Profit or Loss and form part of the lending hedging structure.

Other Financial Liabilities

Canada Mortgage Bonds

CMB, which we issue and guarantee, are interest-bearing bullet bonds. Coupon interest payments are made semi-annually for fixed rate CMB and quarterly for floating rate CMB. Principal repayments on the bonds are made at the end of the term. CMB are classified as Other Financial Liabilities. The Approved MBS Sellers reimburse CHT for the cost of arranging financing, including the fees paid to CMHC as Guarantor and Financial Services Advisor, underwriters and others for the distribution of CMB. These reimbursements are recognized in Other Income on the same basis as the related expenses.

We may purchase and resell CMB in the market for investment purposes. Purchases are treated as retirements of debt with the difference between the purchase price and the carrying value of the CMB being recognized as a gain or loss in Net Realized Gains (Losses). Subsequent sales are treated as re-issuance of the debt with gains and losses deferred and amortized over the remaining life of the CMB sold.

Borrowings from the Government of Canada

Other Government of Canada Borrowings represents borrowings incurred to fund loans in the Assisted Housing Activity that are not economically hedged and that have been classified as Loans and Receivable. These borrowings also include borrowings to fund the loans made under the IMPP in the Securitization Activity.

68        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

For all Borrowings, interest expenses are recognized in Interest Expense using the effective interest method.

Pension and Other Post-employment Benefits

We have a number of benefit arrangements which provide pension and other post-employment benefits to eligible employees. These include a federally regulated pension plan (the Pension Plan), an unregistered supplemental pension plan (the Supplemental Plan) and other non-pension post-employment defined benefits consisting mainly of severance pay and life and medical insurance. The Supplemental Plan offers benefits in excess of statutory limits as defined under the Income Tax Act.

Both the Pension Plan and the Supplemental Plan have two components: a defined benefit component and a defined contribution component. Employees who joined the Corporation prior to 4 April 2013 are eligible for the defined benefit component of both the Pension and the Supplemental Plan. Employees who joined the Corporation on or after that date are eligible for the defined contribution component of the Pension and Supplemental Plans.

The Pension Plan is subject to the federal Pension Benefits Standards Act, 1985 (PBSA) and its regulations and to the Income Tax Act (ITA). The Pension Plan is registered with the Office of the Superintendent of Financial Institutions (OSFI) and the Canada Revenue Agency (CRA).

Defined Benefit Plans

The defined benefit plans include the defined benefit component of the Pension Plan and the Supplemental Plan as well as the other non-pension post-employment defined benefits. The benefits available under both the defined benefit component of the Pension Plan and the Supplemental Plan are based on length of service and average earnings over the best five-year period.

The net defined benefit liability recognized is the present value of the obligations under the defined benefit plans less the assets of those plans. The defined benefit plan assets are limited to the present value of any economic benefits available in the form of reductions in future contributions to these plans.

Net benefit costs of the plans are the current service costs, the net of the interest cost on the defined benefit obligation, the interest income on the plan assets and gain or loss on curtailment. They are included in Operating Expenses on the Consolidated Statement of Income and Comprehensive Income.

Remeasurements of the defined benefit plans include actuarial gains and losses and changes in the return on plan assets (excluding net interest) and are recognized in Other Comprehensive Income (Loss) as incurred and then flow into Retained Earnings on the Consolidated Balance Sheet. As such, they are not reclassified to profit or loss in subsequent periods.

Defined Contribution Plans

The defined contribution plans include the defined contribution component of the Pension Plan and the Supplemental Plan. Employer contributions to the plans are recognized as an expense as employees render service in exchange for such contributions.

Mortgage Loan Insurance

Product Classification

We classify our mortgage loan insurance as an insurance contract as the lender faces uncertainty with regard to potential borrower default on a mortgage and therefore pays a premium to transfer the risk to us. If the borrower defaults, the claim is significantly larger than the actual premium. Such contracts remain insurance contracts until the underlying insured mortgages are fully repaid. They are measured in accordance with IFRS 4 Insurance Contracts.

Premium Revenue

Mortgage loan insurance premiums are due at the inception of the mortgage being insured at which time they are deferred (unearned premiums) and recognized as income over the period covered by the insurance contract using factors determined by the Appointed Actuary. These factors reflect the long-term pattern for default risk of the underlying mortgages. Mortgage loan insurance premiums related insurance on loans made under various social housing programs as well as loans financed by Index Linked Mortgages (ILM) under the Federal Co-operative Housing Program are recognized immediately in the year in which they are received.

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Unearned Premiums

Unearned Premiums represent the unamortized portion of the policy premiums at the Consolidated Balance Sheet date and therefore relate to claims that may occur from the Consolidated Balance Sheet date to the termination of the insurance policies. Management and the Appointed Actuary on a quarterly and annual basis, compare the unearned premiums to an estimate of total future claims on a discounted basis to ensure the amount is sufficient. Should such amount not be sufficient, a provision for premium deficiency is recorded.

Provision for Claims

The Provision for Claims represents an estimate for expected claims and the related settlement expenses, net of the related expected property sale proceeds, for defaults from the mortgage insurance business that have occurred on or before the Consolidated Balance Sheet date. The provision takes into consideration the estimate of the expected ultimate cost of claims reported but not paid and claims Incurred But Not Reported (IBNR) at the Consolidated Balance Sheet date, the time value of money and, in accordance with accepted actuarial practice, includes an explicit provision for adverse deviation. The estimate of IBNR is generally subject to a greater degree of uncertainty than that for reported claims.

The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps significantly, from the estimates made.

The change in the estimated Provision for Claims is recorded in Insurance Claims on the Consolidated Statement of Income and Comprehensive Income in the year in which they occur.

The Provision for Claims also includes a provision amount relating to insurance on loans made under various social housing programs as well as loans financed by ILM under the Federal Co-operative Housing Program. This provision is based on the assumptions that the cumulative premiums received and related investment income will be sufficient to meet future claim payouts. Due to the uniqueness of these programs, their provision is established as the fund balance plus a margin for adverse deviation.

Insurance Policy Liability Adequacy

Liability adequacy tests are performed quarterly by Management and annually as part of the Actuarial Valuation to ensure the adequacy of insurance policy liabilities net of Deferred Acquisition Costs (DAC) assets with respect to the Provision for Claims and Unearned Premiums. Current best estimates of future contractual cash flows, claims handling and administration costs, and investment returns from the assets backing the liabilities are taken into account in the tests. Where a deficiency is highlighted by the test, DAC assets are written off first, and insurance liabilities are increased once the DAC assets are written off in full. Any premium deficiency is immediately recognized in Net Income. The liability adequacy test for the Corporation has identified that no provision for premium deficiency is required.

Fees

Application fees designed to recover part or all acquisition costs associated with issuing mortgage loan insurance policies are deferred and amortized on the same basis as the related premiums.

Deferred Acquisition Costs

A portion of acquisition costs relating to the Unearned Premiums is deferred and amortized over the estimated lives of the relevant contracts. The deferred acquisition costs are included in Accounts Receivable and Other Assets.

Net Estimated Borrower Recoveries

We estimate the net borrower recoveries related to claims paid based on historical data in accordance with Canadian accepted actuarial practice. Changes to the estimated borrower recovery balance are recorded in Insurance Claims expense in the year in which they are determined. Net Estimated Borrower Recoveries are included in Accounts Receivable and Other Assets.

Guarantee Fees

We pay guarantee fees to the Receiver General to compensate for mortgage insurance risks. These fees are deferred and recognized as expense over the period covered by the insurance contract.

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Timely Payment Guarantees

Classification

Financial guarantee contracts are defined as those that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due. We classify the timely payment guarantee for NHA MBS and CMB as a financial guarantee contract. Such contracts remain financial guarantee contracts until all rights and obligations are extinguished or expire and are presented in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Recognition and Measurement

Timely payment guarantee fees are initially recognized in Unearned Premiums and Fees at fair value (the premium received) plus transaction costs. Subsequently, they are measured at the amount initially recognized less the amortization of guarantee fee revenue. Should the estimated amount required to settle the timely payment guarantee obligations exceed this amount, a provision is recognized.

Application and Compensatory fees are recognized as revenues in the period where the related services are rendered. Direct costs associated with issuing timely payment guarantees are recognized in Operating Expenses as incurred.

Income Taxes

CMHC is a prescribed federal Crown corporation under Reg. 7100 of the Income Tax Act (ITA) and is subject to federal income tax as a prescribed corporation for purposes of subsection 27(2) of the ITA. We are not subject to provincial income tax. CHT is subject to federal and provincial income taxes on the amount of taxable income for the period and is permitted a deduction for all amounts paid or payable to CHT’s beneficiaries in determining income for tax purposes. As all taxable income was distributed to the beneficiaries, no provision for income taxes has been reflected for CHT in these Consolidated Financial Statements.

We use the liability method of accounting for income taxes. Under this method, Deferred Income Tax Assets and Liabilities are recognized based on the estimated tax effect of temporary differences between the carrying value of assets and liabilities on the financial statements and their respective tax bases. The Corporation uses substantively enacted income tax rates at the Consolidated Balance Sheet date that are expected to be in effect when the asset is realized or the liability is settled. The carrying amount of Deferred Income Tax Assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the Deferred Income Tax Asset to be utilized.

Related Party Transactions

Except for funds borrowed from the Government of Canada under the Crown Borrowing Program, related party transactions are made on terms equivalent to those that prevail in arm’s length transactions. Funds borrowed under the Crown Borrowing Program are at below market rates thereby allowing us to make loans at below market rates which lowers the government’s cost to subsidize social housing.

Contingent Liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events or present obligations where the transfer of economic benefit is uncertain or cannot be reliably measured.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the Consolidated Balance Sheet date. Exchange gains and losses resulting from the translation of foreign denominated balances are included in Net Unrealized Gains (Losses). Purchases and sales of foreign securities and the related income are translated into Canadian dollars at the exchange rates prevailing on the respective dates of the transactions.

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3. Current and Future Accounting Changes

Current Accounting Changes

IAS 32 Financial Instruments: Presentation

On 16 December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation that came effective 1 January 2014 to clarify the application of offsetting requirements for financial assets and financial liabilities. These amendments had no material impact on our Consolidated Financial Statements.

IAS 36 Impairment of Assets

On 29 May 2013, the IASB issued amendments to IAS 36 Impairments of Assets that came effective 1 January 2014 in conjunction with the issuance of IFRS 13 Fair Value Measurement. IAS 36 was amended to remove fair value guidance from the standard and ensure consistency with IFRS 13’s fair value framework. These amendments had no material impact on our Consolidated Financial Statements.

IFRIC 21 Levies

On 20 May 2013, the IASB issued an IFRS Interpretations Committee (IFRIC) Interpretation, IFRIC 21 Levies, to clarify when an entity should recognize a liability to pay a levy. This interpretation came effective 1 January 2014 and had no material impact on our Consolidated Financial Statements.

Change in Reportable Segments

A new President and CEO was appointed effective 1 January 2014. In March 2014, Senior Management announced our new mission which defines our focus as an organization and mandate as a Crown corporation. Arising from these changes, we performed a general review of our reportable segments and made aggregations which better align with the delivery of our new mission. The Securitization Activity and CHT were aggregated in the Securitization Activity and the Housing Programs and Lending Activities now form the Assisted Housing Activity. Our reasons for aggregations are:

¡	The similar nature of the products and services;

¡	The similar nature of the production processes;

¡	The similar type or class of customer for the products and services;

¡	The similar methods used to distribute the products or provide the services; and

¡	The similar nature of the regulatory environment.

Aggregation of the Securitization Activity and CHT

They both support our objective of ensuring adequate supply of funds for mortgage lending through mortgage securitization. Through the CMB program in its entirety (including the guarantee by Securitization), we contribute to the stability of the financial system by allowing lenders to access funds for residential mortgage lending. Both segments’ business is generated by market demand for NHA MBS. The higher the demand for NHA MBS, the greater the issuances of CMB by CHT and new securities guaranteed by Securitization.

There are many similarities in the nature of the production processes, customers and methods of distribution. CMB are available to both institutional investors and retail investors and can be bought through investment dealers, banks, trust companies, and other types of financial institutions. The guarantee takes effect at issuance.

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Aggregation of Housing Programs and Lending Activities

The nature of services being offered share many similarities and satisfy the same objective of supporting access to affordable housing for Canadians in need.

There are many similarities in the nature of the production processes, customer and method of distribution. In the case of Housing Programs, investments are administered by provinces and territories under Social Housing Agreements, while Lending loans are made to federally-subsidized social housing sponsors, First Nations, provinces, territories and municipalities. In both Housing Programs and Lending, the financial support is going to the same parties and for the same purpose, under varying terms and conditions.

In accordance with IAS 1, impact of these aggregations as at 31 December 2013 and for the year ended 31 December 2013 is summarized in the following tables.

2013 Statement of Income

	Previously Reported				Previously Reported			Previously Reported

(in millions)	Securitization	CHT	Transfer from Eliminations	Securitization Activity Restated	Housing Programs	Lending	Assisted Housing Activity Restated	Eliminations	Transfer to Securitization Activity	Eliminations Restated
Parliamentary Appropriations for Housing Programs	-	-	-	-	2,071	-	2,071	-	-	-
Premiums and Fees Earned	247	-	-	247	-	-	-	-	-	-
Net Interest Income
Interest Income
Loans	1,453	5,081	-	6,534	-	577	577	(9)	-	(9)
Other	-	-	-	-	-	69	69	-	-	-
	1,453	5,081	-	6,534	-	646	646	(9)	-	(9)
Interest Expense	1,453	5,073	-	6,526	-	580	580	(82)	-	(82)
	-	8	-	8	-	66	66	73	-	73
Investment Income	31	-	-	31	-	-	-	(37)	-	(37)
Net Realized Gains (Losses)	1	-	-	1	-	-	-	(8)	-	(8)
Net Unrealized Gains (Losses)	-	-	-	-	-	15	15	5	-	5
Other Income	26	161	(97)	90	-	54	54	(97)	97	-
TOTAL REVENUES EXPENSES	305	169	(97)	377	2,071	135	2,206	(64)	97	33
Housing Programs	-	-	-	-	2,071	-	2,071	-	-	-
Operating Expenses	29	169	(97)	101	-	22	22	(97)	97	-
	29	169	(97)	101	2,071	22	2,093	(97)	97	-
INCOME BEFORE INCOME TAXES	276	-	-	276	-	113	113	33	-	33
Income Taxes	69	-	-	69	-	22	22	9	-	9
NET INCOME	207	-	-	207	-	91	91	24	-	24

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2013 Balance Sheet

					Previously Reported			Previously Reported
	Previously Reported

(in millions)	Securitization	CHT	Transfer from Eliminations	Securitization Activity Restated	Housing Programs	Lending	Assisted Housing Activity Restated	Eliminations	Transfer to Securitization Activity	Eliminations Restated
ASSETS
Cash and Cash Equivalents	1	1	-	2	-	585	585	-	-	-
Investment Securities:
Designated at Fair Value through Profit or Loss	1	-	-	1	-	1,253	1,253	(325)	-	(325)
Available for Sale	1,894	-	-	1,894	-	-	-	(1,939)	-	(1,939)
Loans:
Designated at Fair Value through Profit or Loss	-	-	-	-	-	6,041	6,041	-	-	-
Loans and Receivables	28,074	206,622	-	234,696	-	4,835	4,835	-	-	-
Accrued Interest Receivable	42	492	-	534	-	226	226	(5)	-	(5)
Derivatives	-	-	-	-	-	96	96	-	-	-
Due from the Government of Canada	-	-	-	-	-	311	311	-	-	-
Accounts Receivable and Other Assets	59	-	-	59	-	246	246	-	-	-
	30,071	207,115	-	237,186	-	13,593	13,593	(2,269)	-	(2,269)
LIABILITIES
Borrowings:
Designated at Fair Value through Profit or Loss	-	-	-	-	-	7,832	7,832	(14)	-	(14)
Other Financial Liabilities	28,074	206,622	-	234,696	-	4,841	4,841	(2,159)	-	(2,159)
Accrued Interest Payable	36	492	-	528	-	129	129	(5)	-	(5)
Derivatives	-	-	-	-	-	44	44	-	-	-
Accounts Payable and Other Liabilities	15	1	-	16	-	556	556	-	-	-
Unearned Premiums and Fees	564	-	-	564	-	-	-	-	-	-
Deferred Income Tax Liabilities	(14)	-	-	(14)	-	(1)	(1)	(25)	-	(25)
	28,675	207,115	-	235,790	-	13,401	13,401	(2,203)	-	(2,203)
EQUITY OF CANADA	1,396	-	-	1,396	-	192	192	(66)	-	(66)
	30,071	207,115	-	237,186	-	13,593	13,593	(2,269)	-	(2,269)

Future Accounting Changes

We have identified new standards and amendments to existing standards that have been issued by the IASB but are not yet effective on the date of issuance of our Consolidated Financial Statements.

IAS 19 Employee Benefits – Effective Date of 1 July 2014

On 21 November 2013, the IASB published narrow scope amendments to IAS 19 Employee Benefits entitled Defined Benefit Plans: Employee Contributions. The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. These amendments are not expected to have a material impact on our Consolidated Financial Statements.

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IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets – Effective Date of 1 January 2016

On 12 May 2014, the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that clarify the acceptable methods of depreciation and amortization. Earlier application is permitted. These amendments are not expected to have a material impact on our Consolidated Financial Statements.

IAS 1 Presentation of Financial Statements – Effective Date of 1 January 2016

On 18 December 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements that further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. Earlier application is permitted. These amendments are not expected to have a material impact on our Consolidated Financial Statements.

IFRS 15 Revenue from Contracts with Customers – Effective Date of 1 January 2017

On 28 May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers that will replace IAS 18 Revenue, IAS 11 Construction Contracts and related Interpretations. This standard sets out the requirements for recognizing revenue that apply to all contracts with customers (except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments).

IFRS 15 establishes a comprehensive 5 step framework for determining when to recognize revenue and how much revenue to recognize. The core principle of the framework is that a company should recognize revenue when a performance obligation is satisfied to transfer the promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This performance obligation may be satisfied at a point in time or over time.

Earlier application of IFRS 15 is permitted. We have not yet determined the full impact of this new standard on our Consolidated Financial Statements.

IFRS 9 Financial Instruments – Effective Date of 1 January 2018

On 24 July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 introduces a principle-based approach to classification and measurement of financial assets based on an entity’s business model for managing the financial assets and the contractual cash flow characteristics of those assets. Financial liability classification and measurement requirements of IAS 39 are carried forward to IFRS 9 with the exception of changes in fair value of financial liabilities designated at fair value through profit or loss. Changes in fair value of such liabilities due to an entity’s own credit risk are recognized in other comprehensive income unless doing so would create an accounting mismatch, in which case, the entire fair value change is presented in profit or loss.

IFRS 9 introduces a new impairment model to replace the existing IAS 39 impairment requirements in order to provide more useful information about an entity’s expected credit losses on financial instruments.

IFRS 9 incorporates new hedge accounting requirements which better aligns an entity’s accounting treatment with risk management activities and improves disclosure requirements. Accounting for macro hedging activities is not included in the new model and will be addressed at a later date.

Earlier application of IFRS 9 is permitted. We have not yet determined the full impact of this new standard on our Consolidated Financial Statements but will review it in conjunction with any possible changes to IFRS 4 Insurance Contracts standard.

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4. Critical Judgments in Applying Accounting Policies and Making Estimates

Judgments in Applying Accounting Policies

In the process of applying the accounting policies, Management is required to make various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the Consolidated Financial Statements. The judgments having the most significant effect on the amounts recognized in our Consolidated Financial Statements are:

¡	Consolidation – significant judgments are applied in the assessment of whether the substance of the relationship between CMHC and CHT indicates that, as per IFRS 10, CMHC controls CHT. CMHC guarantees the timely payment of principal and interest on the Canada Mortgage Bonds, and chooses when to provide that guarantee. CHT cannot undertake new business (i.e. issue new bonds) without the benefit of a guarantee, and its only available guarantor at present is CMHC. Within that context, CMHC has direct influence on the activities of CHT and can use this influence to manage its exposure to CHT;

¡	Derecognition – in assessing whether transfers of NHA MBS from Issuers to the Corporation under the CMB program and IMPP qualify for derecognition, significant judgment is applied in determining whether substantially all the risks and rewards of ownership of the NHA MBS have been transferred. Per IAS 39 Financial Instruments – Recognition and Measurement requirements, we have determined that the sellers of NHA MBS to the Corporation failed the derecognition criteria as they retain the risk and rewards of the NHA MBS through swap agreements. As a result, we do not recognize the underlying NHA MBS on the Consolidated Balance Sheet but rather account for the transfer as a loan; and

¡	Impairment of Available for Sale Financial Instruments – significant judgment is applied in assessing if there is objective evidence of impairment, including whether declines in the fair value of AFS equity instruments below cost are significant and/or prolonged.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires Management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, comprehensive income and related disclosures. Key areas where Management has made estimates and assumptions include those related to Provision for Claims, Unearned Premiums, Fair Value of Financial Instruments, and Pension and Other Post-employment Benefits. Actual results could differ from these estimates and assumptions. Where these differ, the impact will be recorded in future periods.

Provision for Claims

The Provision for Claims represents an estimate for expected claims and the related settlement expenses, net of the related expected property sale proceeds, for defaults from the mortgage loan insurance business that have occurred on or before the Consolidated Balance Sheet date. In calculating the estimated liability, an estimate of losses on defaults that have been incurred but not reported is made using historical experience and the time value of money, which considers prevailing legal, economic, social and regulatory trends. See Note 15 for further details.

Unearned Premiums

Mortgage loan insurance premiums are deferred and recognized as revenue over the period covered by the insurance contracts using actuarially determined factors that are reviewed quarterly by Management and annually as part of the Actuarial Valuation. The premium earning factors are derived from claim occurrence patterns based on the principle that premiums will be earned at the same rate as claims are incurred. See Note 15 for further details.

Financial Instruments

Financial instruments carried at fair value are measured based on quoted market prices observable in the market or amounts derived from cash flow models or other valuation methodologies. The fair value measurement hierarchy described in Note 5 reflects the significance of the inputs used in making these measurements.

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Pension and Other Post-employment Benefits

The annual cost of the defined benefit pension and other post-employment benefits earned by employees is actuarially determined using the projected unit credit method prorated on service and Management’s best estimate of compensation increases, retirement ages of employees, mortality of members and expected health care costs. These assumptions are of a long-term nature, which is consistent with the nature of post-employment benefits. See Note 14 for further details.

5. Fair Value Measurements

Fair Value Measurement

We carry certain financial instruments and non-financial assets at fair value in the Consolidated Balance Sheet and disclose the fair value of certain other items. Fair value is determined using a consistent measurement framework.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of non-financial assets (i.e., Non-current Assets Held for Sale and Investment Property) takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. For financial instruments, accrued interest is separately recorded and disclosed.

Fair Value Hierarchy

The methods used to measure fair value make maximum use of relevant observable inputs and minimize the use of unobservable inputs. Fair value measurements are classified in a fair value hierarchy as Level 1, 2 or 3 according to the observability of the most significant inputs used in making the measurements.

Level 1

Assets and liabilities that are measured based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Assets and liabilities not quoted in active markets that are measured by discounting expected future cash flows, making maximum use of directly or indirectly observable market data such as yield curves and implied forward curves constructed from benchmark interest rates and credit spreads of identical or similar assets or liabilities.

Level 3

Assets and liabilities not quoted in active markets that are measured using valuation techniques. Where possible, inputs to the valuation techniques are based on observable market data such as yield curves and implied forward curves constructed from benchmark interest rates and credit spreads of similar assets or liabilities. Where observable inputs are not available, unobservable inputs are used. For Level 3 assets and liabilities, unobservable inputs are significant to the overall measurement of fair value.

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We have processes and controls in place to ensure fair value is appropriately measured. The valuation of Level 2 and 3 financial instruments is performed by the Risk Management Division (RMD). The RMD is independent of the investment and treasury functions and reports directly to the President and CEO through the Chief Risk Officer. RMD develops the models and methodologies to determine fair value which are reviewed and monitored on an ongoing basis. The validity of Level 2 and 3 valuations is verified against market transactions involving identical or similar instruments on an ongoing basis.

For Investment Property, fair value is determined by property appraisers who hold recognized and relevant professional qualifications. Valuations are performed by independent external property appraisers and our internal appraisers on a rotating basis.

Methods and Assumptions

We measure fair value using the following methods and assumptions.

Cash Equivalents

Treasury bills are valued using unadjusted closing bid price quotes from active markets. Other money market instruments such as bankers’ acceptances and commercial paper are valued by discounting future cash flows using observable discount rate curves.

Investment Securities

Fixed income and equity securities traded in active markets are valued using closing bid price quotes from those markets. For the Investment Securities for which quoted prices in active markets are not available, valuation techniques are used to measure fair value as described below.

For certain floating rate bonds, fair value is determined by discounting expected future cash flows using observable discount rate curves for instruments having similar characteristics. Future cash flows are estimated based on observable implied forward rate curves.

The fair value of the variable rate asset-backed securities received in the restructuring of the Canadian asset-backed commercial paper market is determined by discounting expected future cash flows using observable market discount rates and an unobservable risk premium which takes into account the lack of market liquidity and inherent risk of the securities.

For our private limited partnership equity investment, fair value is measured as our share of the partnership’s net asset value. In measuring net asset value, the fair value of the partnership’s real estate assets is determined at least annually by independent appraisers using the income approach or the market approach, and the fair value of its long-term debt is measured by discounting expected future cash flows.

Loans

Loans are valued by discounting future cash flows using discount rate curves that reflect the collection guarantees provided by provincial, territorial or federal levels of government. Inputs into the discount model are the Government of Canada yield curve and spreads derived from assets with comparable financial risks.

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Derivatives

Interest rate swaps are valued by discounting estimated future cash flows using observable discount rate curves. Future cash flows for floating rate legs are estimated based on observable implied forward rate curves. An adjustment is made to reflect the credit risk that either counterparty may not be able to fulfil its obligations. Inputs to this adjustment include market-implied default rates and estimated recovery rates, and the adjustment takes into account master netting and collateral arrangements in place.

Investment Property

The fair value of Investment Property is determined using either the income approach or the market approach, incorporating the highest and best use of the property. Of the total fair value of investment properties, 43.0% (2013 – 32.9%) was based on valuations performed by independent valuators and 57.0% (2013 – 67.1%) was based on internal valuations.

The income approach is primarily applied in determining the fair value of rent-producing properties. Under the income approach, fair value is based upon the present value of expected future cash flows of each property using an unobservable discount rate reflective of the characteristics of the property. Future cash flows are estimated using unobservable assumptions about future rental values and vacancy rates.

The market approach is primarily applied in determining the fair value of vacant land. Under the market approach, fair value is based upon market transactions involving comparable property, with adjustments made to reflect the unique aspects of the property being valued.

The highest and best use of the Investment Property held in the Assisted Housing Activity ($149 million as at 31 December 2014; $150 million as at 31 December 2013) differs from its current use as these investment properties are used to carry out CMHC’s social housing mandate.

Borrowings

The fair value of Capital Market Borrowings is measured using unadjusted closing ask price quotes from active markets. Borrowings from the Government of Canada are valued by discounting future cash flows using discount rate curves derived from the directly observable yields of our market-traded borrowings.

Financial Instruments with Fair Value Equal to Carrying Value

We have assessed that the fair value of Securities Purchased Under Resale Agreements, Accrued Interest Receivable, Due from the Government of Canada, Accounts Receivable, Securities Sold Under Repurchase Agreements, Accrued Interest Payable and Accounts Payable approximates their carrying value largely due to the short-term maturities of these instruments.

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Comparison of Carrying and Fair Values of Financial Instruments

The following table compares the carrying and fair values of financial instruments, except for certain financial instruments where the carrying value is a reasonable approximation of fair value. Carrying value is the amount at which an item is measured on the Consolidated Balance Sheet.

	Carrying Value

(in millions)	Amortized Cost	Fair Value through Net Income	Fair Value through OCI	Total	Fair Value	Fair Value Over (Under) Carrying Value

	2014
Financial Assets

Cash and Cash Equivalents[1]	325	979	865	2,169	2,169	-

Securities Purchased Under Resale Agreements	126	-	-	126	126	-

Investment Securities:

Designated at Fair Value through Profit or Loss	-	1,060	-	1,060	1,060	-

Available for Sale	-	-	21,812	21,812	21,812	-

Loans:

Designated at Fair Value through Profit or Loss	-	5,503	-	5,503	5,503	-

Loans and Receivables	215,944	-	-	215,944	222,381	6,437

Derivatives	-	105	-	105	105	-

Financial Liabilities

Securities Sold Under Repurchase Agreements	325	-	-	325	325	-

Borrowings:

Designated at Fair Value through Profit or Loss	-	7,677	-	7,677	7,677	-

Other Financial Liabilities[2]	213,612	-	-	213,612	220,219	6,607

Derivatives	-	31	-	31	31	-

	2013
Financial Assets

Cash and Cash Equivalents[1]	91	587	658	1,336	1,336	-

Investment Securities:

Designated at Fair Value through Profit or Loss	-	1,012	-	1,012	1,012	-

Available for Sale	-	-	19,659	19,659	19,659	-

Held for Trading	-	444	-	444	444	-

Loans:

Designated at Fair Value through Profit or Loss	-	6,041	-	6,041	6,041	-

Loans and Receivables	239,531	-	-	239,531	243,404	3,873

Derivatives	-	96	-	96	96	-

Financial Liabilities

Securities Sold Under Repurchase Agreements	91	-	-	91	91	-

Borrowings:

Designated at Fair Value through Profit or Loss	-	7,818	-	7,818	7,818	-

Other Financial Liabilities[2]	237,378	-	-	237,378	241,402	4,024
Derivatives	-	44	-	44	44	-

[1]	Of the total Cash and Cash Equivalents, $979 million (2013 – $587 million) is classified as Designated at Fair Value through Profit or Loss, $865 million (2013 – $658 million) is classified as Available for Sale, and $325 million (2013 – $91 million) is classified as Held to Maturity.

[2]	$211,967 million (2013 – $206,812 million) fair value determined based on Level 1 Criteria, $8,252 million (2013 – $34,590 million) fair value determined based on Level 2 Criteria. The Level 2 fair value estimate is derived by discounting the liability cash flows. Inputs into the discount model are the Government of Canada yield curve and spreads derived from instruments with comparable financial risks.

80        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Fair Value Hierarchy for Items Carried at Fair Value

The following table presents the fair value hierarchy for assets and liabilities carried at fair value in the Consolidated Balance Sheet.

	2014

	Items Carried at Fair Value				Items not	Total
(in millions)	Level 1	Level 2	Level 3	Total	Carried at Fair Value
ASSETS

Cash and Cash Equivalents

Cash	6	-	-	6	-	6

Interest Bearing Deposits with Banks	-	933	-	933	45	978

Corporate/Other Entities	-	90	-	90	159	249

Government of Canada	815	-	-	815	-	815

Provinces/Municipalities	-	-	-	-	121	121
Total Cash and Cash Equivalents	821	1,023	-	1,844	325	2,169

Investment Securities (Note 6):

Designated at Fair Value through Profit or Loss

Fixed Income

Corporate/Other Entities	75	8	159	242	-	242

Provinces/Municipalities	661	-	-	661	-	661

Sovereign and Related Entities	30	127	-	157	-	157
Total Designated at Fair Value through Profit or Loss	766	135	159	1,060	-	1,060

Available for Sale

Fixed Income

Corporate/Other Entities	6,734	-	-	6,734	-	6,734

Government of Canada	8,006	-	-	8,006	-	8,006

Provinces/Municipalities	5,560	-	-	5,560	-	5,560

Sovereign and Related Entities	247	50	-	297	-	297

Equities

Canadian	1,196	-	19	1,215	-	1,215
Total Available for Sale	21,743	50	19	21,812	-	21,812

Loans:

Designated at Fair Value through Profit or Loss	-	5,503	-	5,503	-	5,503

Derivatives	-	105	-	105	-	105

Accounts Receivable and Other Assets

Investment Property (Note 11)	-	-	247	247	-	247

Other Accounts Receivable and Other Assets	-	-	-	-	520	520

Total Accounts Receivable and Other Assets	-	-	247	247	520	767

Assets not Recorded at Fair Value	-	-	-	-	217,074	217,074
TOTAL ASSETS	23,330	6,816	425	30,571	217,919	248,490
LIABILITIES AND EQUITY OF CANADA

Borrowings:

Designated at Fair Value through Profit or Loss	1,417	6,260	-	7,677	-	7,677

Derivatives	-	31	-	31	-	31

Liabilities and Equity of Canada not Recorded at Fair Value	-	-	-	-	240,782	240,782
TOTAL LIABILITIES AND EQUITY OF CANADA	1,417	6,291	-	7,708	240,782	248,490

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        81

	2013

	Items Carried at Fair Value				Items not Carried at Fair Value	Total
(in millions)	Level 1	Level 2	Level 3	Total

ASSETS

Cash and Cash Equivalents

Cash	(1)	-	-	(1)	-	(1)

Interest Bearing Deposits with Banks	-	512	-	512	-	512

Corporate/Other Entities	-	95	-	95	91	186

Government of Canada	430	-	-	430	-	430

Provinces/Municipalities	-	209	-	209	-	209
Total Cash and Cash Equivalents	429	816	-	1,245	91	1,336

Investment Securities (Note 6):

Designated at Fair Value through Profit or Loss

Fixed Income

Corporate/Other Entities	111	12	150	273	-	273

Provinces/Municipalities	639	-	-	639	-	639

Sovereign and Related Entities	50	50	-	100	-	100
Total Designated at Fair Value through Profit or Loss	800	62	150	1,012	-	1,012

Available for Sale

Fixed Income

Corporate/Other Entities	5,387	-	-	5,387	-	5,387

Government of Canada	4,757	-	-	4,757	-	4,757

Provinces/Municipalities	5,897	-	-	5,897	-	5,897

Sovereign and Related Entities	76	-	-	76	-	76

Equities

Canadian	2,197	-	17	2,214	-	2,214

U.S.	888	-	-	888	-	888

Foreign	440	-	-	440	-	440
Total Available for Sale	19,642	-	17	19,659	-	19,659

Held for Trading

Foreign Equities	444	-	-	444	-	444
Total Held for Trading	444	-	-	444	-	444

Loans:

Designated at Fair Value through Profit or Loss	-	6,041	-	6,041	-	6,041

Derivatives	-	96	-	96	-	96

Accounts Receivable and Other Assets

Investment Property (Note 11)	-	-	234	234	-	234

Other Accounts Receivable and Other Assets	-	-	-	-	528	528
Total Accounts Receivable and Other Assets	-	-	234	234	528	762

Assets not Recorded at Fair Value	-	-	-	-	240,701	240,701
TOTAL ASSETS	21,315	7,015	401	28,731	241,320	270,051
LIABILITIES AND EQUITY OF CANADA

Borrowings:

Designated at Fair Value through Profit or Loss	1,455	6,363	-	7,818	-	7,818

Derivatives	-	44	-	44	-	44

Liabilities and Equity of Canada not Recorded at Fair Value	-	-	-	-	262,189	262,189
TOTAL LIABILITIES AND EQUITY OF CANADA	1,455	6,407	-	7,862	262,189	270,051

82        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Transfers Between Fair Value Hierarchy Levels

For assets and liabilities carried at fair value in the Consolidated Financial Statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

Transfers may occur between levels of the fair value hierarchy as a result of changes in the availability of quoted market prices or observable market inputs. During the year ended 31 December 2014, Investment Securities having a fair value of $50 million were transferred to Level 2 from Level 1 as directly observable market prices were not available (2013 – nil).

Change in Fair Value Measurement for Items Classified as Level 3

The following table presents the change in fair value for items carried at fair value and classified as Level 3.

	2014

(in millions)	Balance at Beginning of Year	Purchases	Transfers In (Out)	Unrealized Gains in Net Income[1]	Unrealized Gains in OCI[2]	Cash Receipts on Settlements/ Disposals	Balance at End of Year

Investment Securities

Designated at Fair Value through Profit or Loss

Asset-Backed Securities	150	-	-	9	-	-	159

Available for Sale

Limited Partnership Investment	17	1	-	-	1	-	19
Total Investment Securities	167	1	-	9	1	-	178
Accounts Receivable and Other Assets
Investment Property	234	19	-	2	-	(8)	247
Total Accounts Receivable and Other Assets	234	19	-	2	-	(8)	247
Total	401	20	-	11	1	(8)	425

[1] Included in Net Unrealized Gains (Losses) for Investment Securities; Other Income for Investment Property. [2] Included in Net Unrealized Gains (Losses) from Available for Sale Financial Instruments.

	2013

(in millions)	Balance at Beginning of Year	Purchases	Transfers In (Out)	Unrealized Gains in Net Income[1]	Unrealized Gains in OCI[2]	Cash Receipts on Settlements/ Disposals	Balance at End of Year

Investment Securities

Designated at Fair Value through Profit or Loss

Asset-Backed Securities	137	-	-	13	-	-	150

Available for Sale

Limited Partnership Investment	14	2	-	-	1	-	17
Total Investment Securities	151	2	-	13	1	-	167

Accounts Receivable and Other Assets
Investment Property	204	-	-	30	-	-	234
Total Accounts Receivable and Other Assets	204	-	-	30	-	-	234
Total	355	2	-	43	1	-	401

[1] Included in Net Unrealized Gains (Losses) for Investment Securities; Other Income for Investment Property. [2] Included in Net Unrealized Gains (Losses) from Available for Sale Financial Instruments.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        83

Unobservable Inputs for Items Classified as Level 3

The valuation of items classified as Level 3 use unobservable inputs, changes in which may significantly affect the measurement of fair value. Valuations were based on assessments of the prevailing conditions at 31 December 2014, which may change materially in subsequent periods. The following table presents quantitative information about the significant unobservable inputs used in Level 3 fair value measurements for items carried at fair value.

	2014				2013

(in millions)	Asset Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average Input / Range	Asset Fair Value	Weighted Average Input / Range

Investment Securities

Designated at Fair Value through Profit or Loss

Asset-Backed Securities	159	Discounted Cash Flow	Risk Premium	1.6%	150	2.1%

Available for Sale
Limited Partnership Investment	19	Share of Partnership Equity	Reported Partnership Equity	n.a.	17	n.a.
Total Investment Securities	178				167
Accounts Receivable and Other Assets

Investment Property Held By Mortgage Loan Insurance Activity	98	Discounted Cash Flow	Estimated Rental Value per Square Foot	$3 - $40	84	$5 - $37
			Rent Growth	0.0% - 2.5%		0.0% - 2.3%
			Long-term Vacancy Rate	3.0% - 5.0%		3.0% - 5.0%
			Discount Rate	6.8% - 8.5%		6.3% - 8.3%

Investment Property Held By Assisted Housing Activity	20	Discounted Cash Flow	Estimated Rental Value per Square Foot	$25 - $148	25	$24 - $117
			Rent Growth	1.6%		0.8% - 2.0%
			Long-term Vacancy Rate	2.5% - 4.0%		2.5% - 8.0%
			Discount Rate	4.5% - 6.0%		5.5% - 6.8%
	129	Market Approach	Value per Square Foot	$0 - $237	125	$0 - $222
Total Accounts Receivable and Other Assets	247				234
Total Level 3 Items Carried at Fair Value	425				401

Level 3 Sensitivity Analysis

Investment Securities

For the asset-backed securities classified as Level 3, significant increases (decreases) in the unobservable risk premiums included in the discount rates used to calculate fair value would result in a significant decrease (increase) in the fair value measurement. The following table presents the impact to Income before Income Taxes of a 100 bps shock to the risk premium.

	2014		2013

	Risk Premium Change		Risk Premium Change

(in millions)	-100 bps	+100 bps	-100 bps	+100 bps

Net Unrealized Gains (Losses)	3	(3)	4	(4)

84        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Investment Property

For Investment Property, significant increases (decreases) in estimated rental value, rent growth and estimated price per square foot would result in a significantly higher (lower) fair value of the properties. Significant increases (decreases) in long-term vacancy rate and discount rate would result in a significantly lower (higher) fair value.

6. Investment Securities

The following table shows the maturity structure and average yield for Investment Securities.

	Remaining Term to Maturity

(in millions)	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total 2014	Total 2013
Designated at Fair Value through Profit or Loss

Fixed Income

Corporate/Other Entities	75	167	-	-	242	273

Provinces/Municipalities	204	276	153	28	661	639

Sovereign and Related Entities	50	-	107	-	157	100
Total Designated at Fair Value through Profit or Loss	329	443	260	28	1,060	1,012

Yield[1]	2.7%	2.0%	2.1%	2.1%	2.2%	2.2%

Available for Sale

Fixed Income

Corporate/Other Entities	396	1,421	1,912	3,005	6,734	5,387

Government of Canada	4,606	1,418	665	1,317	8,006	4,757

Provinces/Municipalities	4	538	1,263	3,755	5,560	5,897

Sovereign and Related Entities	-	10	100	187	297	76
Total Fixed Income	5,006	3,387	3,940	8,264	20,597	16,117

Yield[1]	1.1%	2.3%	2.6%	3.3%	2.5%	3.2%

Equities

Canadian					1,215	2,214

U.S.					-	888

Foreign					-	440
Total Equities					1,215	3,542

Yield[2]					5.4%	3.5%

Total Available for Sale					21,812	19,659

Held for Trading

Foreign Equities					-	444
Total Held for Trading					-	444

Yield[2]					-	1.9%

[1]	Represents the weighted-average yield, determined as the weighted-average of the effective yields of individual securities.

[2]	Represents the average yield, determined by dividing dividend income by average cost.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        85

The following table shows the cumulative unrealized gains (losses) on Investment Securities recorded at fair value.

	2014				2013

(in millions)	Amortized Cost[1]	Gross Cumulative Unrealized Gains	Gross Cumulative Unrealized Losses	Fair Value	Amortized Cost[1]	Fair Value
Investment Securities:

Fixed Income

Designated at Fair Value through Profit or Loss	987	73	-	1,060	947	1,012

Available for Sale	20,004	594	(1)	20,597	15,862	16,117

Equities

Available for Sale	714	501	-	1,215	2,508	3,542

Held for Trading	-	-	-	-	388	444

[1]	Amortized cost for Equities is acquisition cost less impairment losses, if any.

We have Investment Securities of $325 million (2013 – $91 million) that are part of Securities Sold Under Repurchase Agreements. The terms of these transactions do not exceed 93 days, the credit rating of the instruments must be at a minimum of R-1 (mid) and they must be issued by a financial institution. We continue to earn Investment Income and recognize in OCI changes in fair values on these Investment Securities during the year.

The cumulative unrealized loss from Available for Sale fixed income and equity investments of $1 million (2013 – $234 million) has been recorded in Accumulated Other Comprehensive Income and has not been recognized as an impairment loss in Net Income.

During 2014, there were no impairment losses (2013 – $81 million recognized in Net Income through Net Realized Gains (Losses)) and no reversals of previously realized fixed income investment security impairments occurred during the year.

7. Loans

The following table presents the contractual maturity profile of loans based on carrying value.

	Year of Maturity

(in millions)	2015	2016	2017	2018	2019	2020 and Thereafter	Total 2014	Total 2013
Designated at Fair Value through Profit or Loss

Lending Programs	1,035	1,049	917	850	924	728	5,503	6,041
Total Designated at Fair Value through Profit or Loss	1,035	1,049	917	850	924	728	5,503	6,041

Yield	3.3%	2.8%	2.2%	2.4%	2.2%	2.8%	2.6%	2.7%

Loans and Receivables

Loans under the IMPP	2,025	-	-	-	-	-	2,025	28,074

Loans under the CMB Program	31,093	32,288	29,690	38,819	30,828	46,769	209,487	206,622

Lending Programs	96	47	76	102	117	3,994	4,432	4,835
Total Loans and Receivables	33,214	32,335	29,766	38,921	30,945	50,763	215,944	239,531

Yield	2.5%	2.1%	1.7%	2.3%	1.8%	3.3%	2.4%	2.5%
Total	34,249	33,384	30,683	39,771	31,869	51,491	221,447	245,572

86        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

The following table presents repayments and disbursements for Loans.

	2014		2013

(in millions)	Repayments	Disbursement	Repayments	Disbursement
Designated at Fair Value through Profit or Loss

Lending Programs	604	80	620	189
Total Designated at Fair Value through Profit or Loss	604	80	620	189

Loans and Receivables

Loans under the IMPP	26,049	-	24,375	-

Loans under the CMB Program	36,200	39,071	35,500	38,609

Lending Programs	408	13	370	22
Total Loans and Receivables	62,657	39,084	60,245	38,631
Total	63,261	39,164	60,865	38,820

Loans Past Due

A loan is considered past due but not impaired when a counterparty has not made a payment by the contractual due date. The following table presents the aging of loans that are past due.

(in millions)	Within 1 Year	1 to 3 Years	Over 3 Years	Total 2014	Total 2013
Designated at Fair Value through Profit or Loss

Lending Programs	66	7	1	74	67
Total Designated at Fair Value through Profit or Loss	66	7	1	74	67
Loans and Receivables

Loans under the IMPP	-	-	-	-	-

Loans under the CMB Program	-	-	-	-	-

Lending Programs	16	2	13	31	18
Total Loans and Receivables	16	2	13	31	18
Total Loans Past Due	82	9	14	105	85

Sources of Guarantee

For Loans – Designated at Fair Value through Profit or Loss, no change in fair value is attributable to changes in credit risk. We are assured collection of principal and accrued interest on 99% (2013 – 99%) of our loans. The sources of guarantee for these loans are provided below.

	2014			2013

(in millions)	Designated at Fair Value through Profit or Loss	Loans and Receivables	Total	Designated at Fair Value through Profit or Loss	Loans and Receivables	Total

Provinces and Territories through Provisions in the Social Housing Agreements	2,636	1,773	4,409	2,905	1,922	4,827

Government of Canada through Provisions in the NHA	-	947	947	-	1,074	1,074

Aboriginal Affairs and Northern Development Canada through Ministerial Loan Guarantees	1,284	51	1,335	1,280	58	1,338

Loans Underwritten by our Mortgage Loan Insurance Activity	867	76	943	1,049	63	1,112

Collateral[1]	-	211,512	211,512	-	234,696	234,696
Total Guaranteed Loans	4,787	214,359	219,146	5,234	237,813	243,047
Unsecured Loans[2]	716	1,585	2,301	807	1,718	2,525
Total	5,503	215,944	221,447	6,041	239,531	245,572

[1]	Represents collateral held for loans under the IMPP and CMB program which consists of NHA MBS securities and high quality reinvestment assets.

[2]	These loans are to Provincial entities and Municipalities and are assessed on a regular basis to determine if an allowance for credit losses is necessary. As at 31 December 2014, one impaired loan has been identified and an allowance of $22 million has been recorded (2013 – nil).

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        87

8. Derivatives

Derivatives are financial contracts whose value is derived from movements in one or more underlying securities, rates, indices or other instruments or derivatives. We use derivatives in conjunction with our risk management activities.

Interest rate swaps are transactions in which two parties exchange interest cash flows on a specified notional amount for a predetermined period based on agreed-upon fixed and floating rates. Notional amounts are not exchanged. The value of these swaps is derived from movements in interest rates. We use them to manage reinvestment risk, refinancing risk, or mismatches in the timing of receipts from assets versus payments of liabilities.

The table below provides the notional amounts of the derivative transactions recognized in the Consolidated Financial Statements. Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and do not represent the fair value, or the potential gain or loss associated with the credit or market risk of such instruments.

	2014				2013

	Average		Fair Value			Fair Value
	Term to	Notional	Asset	Liability	Notional	Asset	Liability
(in millions)	Maturity	Amount			Amount
Interest Rate Swaps	2 years	11,350	105	31	11,352	96	44

Credit Exposure of Derivatives

The following table presents the credit exposure of derivatives by term to maturity. The replacement value is the total current fair value including accrued interest of all outstanding contracts with a positive fair value, after factoring in the impact of master netting agreements. The replacement value represents our maximum derivative credit exposure. Potential future credit exposure represents an estimate of the potential change in the market value of the transaction up to maturity which is calculated in relation to the notional principal of the contracts by applying factors consistent with guidelines issued by OSFI. Credit Risk Equivalent is the total of the replacement value and the potential future credit exposure. The risk weighted equivalent is determined by applying a standard OSFI-defined measure of counterparty credit risk to the credit equivalent amount.

	Replacement value				Potential Future Credit Exposure	2014		2013
(in millions)	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years		Credit Risk Equivalent	Risk- Weighted Equivalent	Credit Risk Equivalent	Risk- Weighted Equivalent
Interest Rate Swaps	14	32	38	33	11	128	25	110	22

The fair value of the collateral we hold related to our derivatives as at 31 December 2014 was $1 million (2013 – nil).

9. Parliamentary Appropriations and Housing Programs Expenses

For the year ended 31 December 2014, we recognized $2,010 million (2013 – $2,071 million) in the Assisted Housing Activity in Revenues for parliamentary appropriations.

These appropriations were used to fund the following Housing Programs expenses, including Operating Expenses incurred to support these programs.

(in millions)	2014	2013

Funding Under Long-term Commitments for Existing Social Housing	1,655	1,720

Funding for New Commitments of Affordable Housing	302	298

Housing Support	7	7

Market Analysis Information	23	20

Housing Policy, Research and Information Transfer	23	26
Total	2,010	2,071

88        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Of the total amount expensed on Housing Programs, $937 million (2013 – $962 million) was provided for programs transferred to Provinces/Territories under Social Housing Agreements (SHA). Under the SHAs, the Province/Territory assumes our financial and other obligations with respect to these programs in exchange for pre-determined annual funding. The accountability framework requires the Province/Territory to provide an audited Annual Statement of Funding and Expenditures and an Annual Program Performance Report. This funding may become repayable by the Provinces/Territories if the amounts are not used in accordance with the terms and conditions of the SHAs.

Housing Programs expenses also include related party transactions between the Government of Canada and us for the reimbursement of:

¡	Our Operating Expenses incurred to support and administer the Housing Programs within the Assisted Housing Activity;

¡	Interest rate losses resulting from certain loans made under the Assisted Housing Activity through the Lending Programs that contain interest rate clauses that are lower than the associated interest cost on the related borrowings;

¡	Operating losses on certain investments in housing programs and real estate properties held by the Assisted Housing Activity through the Lending Programs; and

¡	Default losses on certain loans under the Assisted Housing Activity through the Lending Programs as well as net disposal losses on certain investments in housing programs and real estate properties held by the Assisted Housing Activity through Lending Programs.

The following table summarizes the nature of these expenses reimbursed by the Government of Canada.

(in millions)	2014	2013
Operating Expenses	120	116

Interest Rate Losses	47	94

Operating Losses	1	-

Default and Disposal Losses	1	1
Total	169	211

The total reimbursements for interest losses includes $12 million (2013 – $53 million), towards our losses incurred as a result of the prepayment and repricing activity on loans made under the Assisted Housing Activity through our Lending Programs.

Reimbursements of losses and expenses are recorded as Due from the Government of Canada and Housing Programs expenses on an accrual basis.

The following table presents the change in the Due from the Government of Canada account. The outstanding balance as at 31 December 2014 is mainly composed of Housing Programs expenses incurred but not yet reimbursed.

(in millions)	2014	2013
Balance at Beginning of Year	311	309

Total Appropriations Recognized in Revenues During the Year	2,010	2,071

Total Appropriations Received During the Year	(2,035)	(2,070)

Third Party Reimbursements in Excess of Remittance to Government of Canada	(1)	1
Balance at End of Year	285	311

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        89

10. Accounts Receivable and Other Assets

The following table presents the composition of Accounts Receivable and Other Assets.

(in millions)	2014	2013
Accounts Receivable	18	26

Income Taxes Receivable	-	24

Investment Property (Note 11)	247	234

Non-current Assets Held for Sale	79	94

Property, Plant and Equipment	54	53

Deferred Acquisition Costs (Note 15)	117	116

Workouts[1]	84	86

Net Estimated Borrower Recoveries	47	48

Deferred Government of Canada Fees	89	44

Other	32	37
Total	767	762

[1]	Workouts are mortgages or loans that benefit from the Mortgage Loan Insurance supported default management activities that enable borrowers to work through their financial difficulties. An allowance for credit losses is established for these workouts. At 31 December 2014, the allowance was $166 million (2013 – $163 million) relating to workouts of $250 million (2013 – $249 million).

11. Investment Property

As at 31 December 2014, the total balance of Investment Property was $247 million (2013 – $234 million) of which $149 million was held by the Assisted Housing Activity and $98 million was held by the Mortgage Loan Insurance Activity. The properties included in Mortgage Loan Insurance Activity are rent producing properties and the properties included in the Assisted Housing Activity are used to carry out our social housing mandate.

The following table presents the changes in the Investment Property balance included in the Accounts Receivable and Other Assets financial line item. Disclosures related to the determination of fair value of Investment Property are included in Note 5.

	2014			2013

(in millions)	Mortgage Loan Insurance	Assisted Housing	Total	Mortgage Loan Insurance	Assisted Housing	Total
Balance at Beginning of Year	84	150	234	81	123	204

Additions	17	2	19	-	-	-

Disposals	-	(8)	(8)	-	-	-

Unrealized Gains in Net Income[1]	(3)	5	2	3	27	30
Balance at End of Year	98	149	247	84	150	234

[1]	Included in Other Income.

90        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

12. Borrowings

The following table summarizes the carrying value and yield for borrowings based on maturity date.

	Year of Maturity
(in millions)	2015	2016	2017	2018	2019	2020 and Thereafter	Total 2014	Total 2013
Designated at Fair Value through Profit or Loss

Capital Market Borrowings	657	470	290	-	-	-	1,417	1,455

Borrowings from the Government of Canada	935	1,200	979	1,150	1,080	916	6,260	6,363
Total Designated at Fair Value through Profit or Loss	1,592	1,670	1,269	1,150	1,080	916	7,677	7,818

Yield[1]	3.2%	2.8%	2.1%	2.3%	2.0%	2.8%	2.6%	2.6%

Other Financial Liabilities

Canada Mortgage Bonds	30,697	31,721	29,380	38,284	30,829	46,144	207,055	204,463

Borrowings from the Government of Canada	2,341	268	329	389	335	2,895	6,557	32,915
Total Other Financial Liabilities	33,038	31,989	29,709	38,673	31,164	49,039	213,612	237,378

Yield[1]	2.6%	2.1%	1.8%	2.3%	1.8%	3.2%	2.4%	2.5%
Total	34,630	33,659	30,978	39,823	32,244	49,955	221,289	245,196

[1]	Represents the weighted-average yield, determined by applying the weighted-average effective yields of individual fixed rate borrowings and the weighted-average yields-to-reset of floating rate notes.

Borrowings – Designated at Fair Value through Profit or Loss

Included in this category are Capital Market Borrowings which consist of fixed rate notes with an original term to maturity ranging from two to ten years.

Also included in this category are Borrowings from the Government of Canada which are short-term and medium-term debt. Short-term debt, having an original term to maturity less than 365 days, was nil at 31 December 2014 (2013 – $98 million with a yield of 0.9%). Medium-term debt includes fixed rate notes, with an original term to maturity ranging from two to ten years.

The carrying amount at 31 December 2014 of Borrowings – Designated at Fair Value through Profit and Loss is $165 million higher (2013 – $132 million) than the contractual amount due at maturity. Our liabilities are backed by the full faith and credit of the Government of Canada and there is no significant change in value that can be attributed to changes in credit risk.

The following table presents issuances and repayments for Borrowings – Designated at Fair Value through Profit or Loss.

	2014		2013

(in millions)	Issuances	Repayments	Issuances	Repayments
Capital Market Borrowings	-	-	-	350

Borrowings from the Government of Canada	2,954	3,129	2,790	2,975
Total	2,954	3,129	2,790	3,325

Borrowings – Other Financial Liabilities

This category includes borrowings we issued for the IMPP and the CMB Program as well as Borrowings from the Government of Canada for some of our Lending Programs.

The following table presents issuances and repayments for Borrowings – Other Financial Liabilities.

	2014		2013

(in millions)	Issuances	Repayments	Issuances	Repayments

Canada Mortgage Bonds	39,071	36,200	38,609	35,500

Borrowings from the Government of Canada	-	26,360	-	24,683
Total	39,071	62,560	38,609	60,183

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        91

Borrowing Authorities

The Minister of Finance approves CMHC’s Borrowing Plan annually and establishes limits and parameters for borrowings. The Borrowing Authorities provide a maximum debt outstanding limit for 2014 of $43.5 billion. This limit includes Capital Market Borrowings and Borrowings from the Government of Canada that were incurred since April 2008 in the Assisted Housing and Securitization Activities, whose combined outstanding principal balance was $11.2 billion at 31 December 2014. The legislative authority, which does not apply to borrowings of CHT, requires that the total indebtedness outstanding at any time, other than to the Government of Canada, not exceed $20 billion. The outstanding principal balance of this indebtedness was $1.4 billion as at 31 December 2014.

13. Accounts Payable and Other Liabilities

The following table presents the composition of Accounts Payable and Other Liabilities.

(in millions)	2014	2013
Income Taxes Payable	231	-

Accrued Housing Programs Expenses	234	263

Other Miscellaneous Liabilities	208	204
Total	673	467

14. Pension and Other Post-Employment Benefits

Defined Benefit Plans

The defined benefit plans include the defined benefit component of the Pension Plan and the Supplemental Plan as well as the other non-pension post-employment defined benefit plans.

Effective 4 April 2013, the defined benefit component of the Pension Plan and the Supplemental Plan are closed to new entrants.

Our defined benefit component of the Pension Plan requires contributions to be made to a separately administered fund (the Pension Fund) whereas the defined benefit component of the Supplemental Plan and the other non-pension post-employment defined benefits are unfunded and the benefits are paid directly by the Corporation.

Pursuant to a trust agreement we entered into between with the Pension Fund Trustees (the Trustees), they are responsible for the management and administration of the Pension Fund. There are eight Trustees, including our President, one member of the Board of Directors, three members of senior management and three Pension Council members (a combination of current and retired employees). The Trustees set investment policies and objectives within the context of the Enterprise Risk Management policies established by the Board of Directors, and periodically review the Pension Fund’s asset allocation policy. The Pension Fund’s Investment Committee assists the Trustees in the investment management of the defined benefit component of the Pension Plan.

The Pension Fund’s asset allocation policy is based upon the principle of diversification of investments among various asset classes relative to the liabilities of the defined benefit component of the Pension Plan. The current policy has been established at 57% public equity investments, 28% fixed income securities and 15% inflation sensitive assets. The policy includes permissible ranges around these percentage weights. The investments of the Pension Fund are subject to credit, liquidity and market risks. The most significant of these risks is asset volatility due to market conditions. The liabilities of the defined benefit component of the Pension Fund are adjusted to the Consumer Price Index and as such, they are subject to interest rate risks, inflation risk and changes in the life expectancy of the plan members. The most significant is interest rate risk as the present value of the liabilities is calculated using a discount rate set with reference to Canadian AA-Corporate bond yields. If the Pension Fund assets underperform this yield, the funded position of the defined benefit component of the Pension Plan decreases. Financial risks are managed primarily through the diversification of assets and prudent investment strategies.

92        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

The actuarial valuation on a going concern basis of our defined benefit component of the Pension Plan reports a surplus as at 31 December 2014. As a result, we are not required to make going concern special payments. The valuation on a solvency basis, which assumes that the plan is wound up at the valuation date, reports a deficit as at 31 December 2014 and we are required to make special payments of $85.4 million in 2015 to reduce the solvency deficiency. As permitted under the Pension Benefits Standards Act, 1985 (PBSA) and its related regulations, we are seeking approval to reduce the amount of the solvency special payments. If the reduction is approved, it will decrease the solvency special payments in 2015 from $85.4 million to $43.7 million. As such, the total special payments are expected to be $43.7 million in 2015 (2014 – $54 million).

We continue to make full normal contributions and to monitor the defined benefit component of the Pension Plan. The next actuarial valuation will be undertaken at year-end 2015, with the results reported in the 2015 Annual Report Consolidated Financial Statements.

The defined benefit obligation relating to the defined benefit plans is funded as follows:

	Pension Benefit Plans		Other Post-employment Benefit Plans

(in millions)	2014	2013	2014	2013
Wholly or Partially Funded	1,935	1,667	-	-

Wholly Unfunded	67	52	196	175
Defined Benefit Obligation	2,002	1,719	196	175

Obligation and Assets

Information about the defined benefit plans is as follows:

		Pension Expense Included in Net Income

Year ended 31 Dec. 2014 (in millions)	1 Jan. 2014	Current Service Cost	Interest Cost/ Income	Curtailment	Sub- total Included in Net Income	Benefits Paid	Remeas. of the Net Def. Benefit Plans Incl. in OCI[1]	Employees’ Contri- butions	CMHC’s Contri- butions	31 Dec. 2014
Pension Benefit Plans

Defined Benefit Obligation	1,719	31	80	(3)	108	(85)	244	16	-	2,002

Fair Value of Plan Assets	1,544	-	72	-	72	(85)	96	16	76	1,719
Pension Benefit Plans Liability	175	31	8	(3)	36	-	148	-	(76)	283
Other Post- employment Benefit Plans

Defined Benefit Obligation	175	4	8	(9)	3	(7)	25	-	-	196

Fair Value of Plan Assets	-	-	-	-	-	(7)	-	-	7	-
Other Post- employment Benefit Plans Liability	175	4	8	(9)	3	-	25	-	(7)	196
Defined Benefit Plans Liability	350	35	16	(12)	39	-	173	-	(83)	479

[1]	The detailed breakdown of Remeasurements of the Net Defined Benefit Plans Included in OCI is found in additional tables below.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        93

		Pension Expense Included in Net Income

Year ended 31 Dec. 2013 (in millions)	1 Jan. 2013	Current Service Cost	Interest Cost/ Income	Curtailment	Sub- total Included in Net Income	Benefits Paid	Remeas. of the Net Def. Benefit Plans Incl. in OCI[1]	Employees’ Contri- butions	CMHC’s Contri- butions	31 Dec. 2013
Pension Benefit Plans

Defined Benefit Obligation	1,806	33	70	-	103	(77)	(128)	15	-	1,719

Fair Value of Plan Assets	1,299	-	49	-	49	(77)	153	15	105	1,544
Pension Benefit Plans Liability	507	33	21	-	54	-	(281)	-	(105)	175
Other Post- employment Benefit Plans

Defined Benefit Obligation	210	6	8	-	14	(7)	(42)	-	-	175

Fair Value of Plan Assets	-	-	-	-	-	(7)	-	-	7	-
Other Post- employment Benefit Plans Liability	210	6	8	-	14	-	(42)	-	(7)	175
Defined Benefit Plans Liability	717	39	29	-	68	-	(323)	-	(112)	350

[1]	The detailed breakdown of Remeasurements of the Net Defined Benefit Plans Included in OCI is found in additional tables below.

Plan membership decreased by 193 members (approximately 12.9%) resulting in a curtailment gain of $12 million.

The following tables present further detailed information on the various sources of Remeasurement in OCI included in the prior table:

	Remeasurement Gains/Losses Included in OCI

Year ended 31 December 2014 (in millions)	Return of Plan Assets (Excluding Amounts Included in Interest Income)	Actuarial Changes Arising from Changes in Demographic Assumptions	Actuarial Changes Arising from Changes in Financial Assumptions	Actuarial Changes Arising from Plan Experience	Total Included in OCI
Pension Benefit Plans

Defined Benefit Obligation	-	30	212	2	244

Fair Value of Plan Assets	96	-	-	-	96
Pension Benefit Plans Liability	(96)	30	212	2	148
Other Post- employment Benefit Plans

Defined Benefit Obligation	-	-	25	-	25

Fair Value of Plan Assets	-	-	-	-	-
Other Post- employment Benefit Plans Liability	-	-	25	-	25
Defined Benefit Plans Liability	(96)	30	237	2	173

94        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

	Remeasurement Gains/Losses Included in OCI

Year ended 31 December 2013 (in millions)	Return of Plan Assets (Excluding Amounts Included in Interest Income)	Actuarial Changes Arising from Changes in Demographic Assumptions	Actuarial Changes Arising from Changes in Financial Assumptions	Actuarial Changes Arising from Plan Experience	Total Included in OCI
Pension Benefit Plans

Defined Benefit Obligation	-	107	(250)	15	(128)

Fair Value of Plan Assets	153	-	-	-	153
Pension Benefit Plans Liability	(153)	107	(250)	15	(281)
Other Post- employment Benefit Plans

Defined Benefit Obligation	-	1	(39)	(4)	(42)

Fair Value of Plan Assets	-	-	-	-	-
Other Post- employment Benefit Plans Liability	-	1	(39)	(4)	(42)
Defined Benefit Plans Liability	(153)	108	(289)	11	(323)

The Remeasurement of Plan Assets is the difference between the actual rate of return on the defined benefit pension plan assets and the discount rate used to measure the obligation. The actual return on plan assets was $168 million (2013 – $202 million).

Information on the fair value of the investments which are administered by the Trustees is as follows:

	2014				2013

(in millions, unless otherwise indicated)	Quoted	Unquoted	Total	In %	Quoted	Unquoted	Total	In %
Cash and cash equivalents	2	-	2	0.1%	2	-	2	0.1%

Short-term Investments[1]	66	-	66	3.8%	32	-	32	2.1%

Bonds and Debentures[2]

Securities Issued or Guaranteed by the Government of Canada	98	-	98	5.7%	96	-	96	6.2%

Other Securities	294	-	294	17.1%	225	-	225	14.6%

Equities

Canadian Equities	490	2	492	28.6%	475	-	475	30.8%

Foreign Equities	563	-	563	32.9%	514	-	514	33.3%

Infrastructure	-	21	21	1.2%	-	19	19	1.2%

Real Return Securities[3]	35	-	35	2.0%	29	-	29	1.9%

Real Estate	-	145	145	8.5%	-	151	151	9.8%
Total	1,548	168	1,716	100.0%	1,373	170	1,543	100.0%

[1]	Includes $66 million or 3.8% (2013 – $32 million or 2.3%) of investments made in securities issued or guaranteed by related parties.

[2]	Includes $48 million or 2.8% (2013 – $33 million or 2.4%) of investments made in securities we guaranteed (Canada Mortgage Bonds) and $50 million or 2.9% (2013 – $63 million or 4.6%) of investments made in securities issued or guaranteed by related parties.

[3]	Includes $31 million or 1.8% (2013 – $26 million or 1.9%) of investments made in securities issued or guaranteed by related parties.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        95

Assumptions

The assets and defined benefit obligation of the defined benefits were measured for accounting purposes as at 31 December 2014. In performing this measurement, the following assumptions were adopted.

	Pension Benefit Plans		Other Post-employment Benefit Plans

	2014	2013	2014	2013
Defined Benefit Obligation

Discount Rate	4.0%	4.8%	4.1%	4.8%

Rate of Compensation Increase	3.0%	3.0%	3.0%	3.0%

Benefit Costs

Discount Rate	4.8%	3.9%	4.8%	3.9%

Rate of Compensation Increase	3.0%	3.0%	3.0%	3.0%

Assumed Medical Cost Trend

Initial Medical Cost Trend Rate	-	-	6.5%	6.7%

Medical Cost Trend Rate Declines to1	-	-	4.5%	4.5%

Year that the Rate Reaches the Ultimate Trend Rate	-	-	2029	2029

Life Expectancy of Plan Members (reaching age 65 in 2013)

Male	23 years	22 years	23 years	22 years

Female	25 years	24 years	25 years	24 years

[1]	Average decrease per year 0.1% (2013 – 0.3%)

The discount rates are determined by reference to Canadian AA-Corporate bonds with terms to maturity approximating the duration of the defined benefit obligation.

The mortality assumptions used are derived from standard tables published by the Canadian Institute of Actuaries. In 2014, the base mortality table applied was revised from the private sector to the public sector tables in order to better reflect our plan experience. As a result, the total Defined Benefit Plans Liability on the Consolidated Balance Sheet as at 31 December 2014 is $31.8 million higher than it would have been had this change not been implemented.

Sensitivity

The following table shows the impact of changes in the assumptions.

(in millions)	Increase (Decrease) in Defined Benefit Obligation	Increase (Decrease) in Net Benefit Costs Recognized in Operating Expense

50 bps Increase/Decrease in Discount Rate	(161)/182	(10)/10

50 bps Increase/Decrease in Rate of Compensation Increase	24/(23)	3/(3)

100 bps Increase/Decrease in Health Care Cost Trend Rates	26/(20)	1/(1)

One year Increase in Life Expectancy of Plan Member	62	3

The above sensitivity analyses are based on a change in one assumption while holding all other assumptions constant. In practice, this is unlikely to occur and changes in some of the assumptions might be correlated. The method and types of assumptions used in preparing the sensitivity analyses have not changed from the previous year.

Cash Flows

Cash payments for defined benefit plans were $84 million (2013 – $112 million).

In 2015, we expect to make contributions to the defined benefit plans of approximately $43.7 million to $85.4 million, depending upon the actuarial valuation results of the defined benefit component of the Pension Plan and ministerial approval of the reduction in solvency special payments.

96        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

The weighted average duration of the defined benefit obligation is 15 years. The distribution of the timing of benefit payments is shown in the table below:

(in millions)	Within 1 Year	1 to 5 Years	5 to 10 Years	10 to 15 Years	Over 15 years
Defined Benefit Plans Payments	105	323	351	267	953

Defined Contribution Plans

The defined contribution plans include the defined contribution component of the Pension Plan and the Supplemental Plan.

Cash payments for defined contributions plans were $0.5 million (2013 – $0.06 million).

Management approved the introduction of defined contribution plans for all new employees and for new eligible contract employees effective 4 April 2013. The defined contribution plans are administered by a third party.

15. Mortgage Loan Insurance

Mortgage Loan Insurance Risk Management

We assume the risk of loss from borrower default through mortgage insurance contracts entered into with lenders, exposing us to the uncertainty surrounding the timing, frequency and severity of claims. We manage our exposure to this risk of loss through prudent product design, underwriting and default management practices, and the establishment of adequate capital reserves.

A concentration of risk may arise from insurance contracts issued in a particular geographical area where local economic conditions are significantly different from average. The relative impact of the outcome is mitigated as a result of the distribution of business across different geographic areas.

Insurance-in-force

At 31 December 2014, Insurance-in-force, which represents the risk exposure of the Mortgage Loan Insurance Activity, totalled $543 billion (2013 – $557 billion). This amount includes $943 million (2013 – $1,112 million) in outstanding loan balances from the Lending Programs included in the Assisted Housing Activity (refer to Note 7).

Under Section 11 of the NHA, the total of outstanding insured amounts of all insured loans may not exceed $600 billion (2013 – $600 billion).

Role of the Appointed Actuary

The actuary is appointed by Management to carry out a valuation of the policy liabilities (Provision for Claims and Unearned Premiums) of the Mortgage Loan Insurance Activity as at 30 September. The factors and techniques used in the valuation are in accordance with Canadian accepted actuarial practice, applicable legislation, and associated regulations. The Appointed Actuary also performs a roll-forward of the Provision for Claims from the date of the Actuarial Valuation to 31 December.

Earned and Unearned Premiums and Fees

The following table presents the composition of Premiums and Fees Earned.

(in millions)	2014	2013
Earned Premiums	1,662	1,728

Earned Application Fees[1]	26	26
Total	1,688	1,754

[1]	Includes previously unearned application fees recognized in the year, as well as other service fees which are earned as received.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        97

The following table presents the changes in the Unearned Premiums and Fees balance.

(in millions)	2014	2013
Balance at Beginning of Year	5,947	6,394

Premium Deferred on Contracts Written in the Year	1,291	1,280

Premiums Earned in the Year	(1,662)	(1,728)

Application Fees Deferred on Contracts Written in the Year	12	15

Application Fees Earned in the Year	(13)	(14)
Balance at End of Year	5,575	5,947

Provision for Claims

The Provision for Claims includes amounts set aside for Incurred But Not Reported (IBNR) claims, Claims in Process (CIP) and for Social Housing Mortgage and Index Linked Mortgage claims (SH & ILM). The following table presents the changes in the Provision for Claims balance.

	2014			2013

(in millions)	IBNR & CIP	SH & ILM	Total	IBNR & CIP	SH & ILM	Total
Balance at Beginning of Year	650	219	869	780	216	996

Claims paid During the Year	(415)	(4)	(419)	(436)	-	(436)

Insurance Claims losses During the Year	316	12	328	306	3	309
Balance at End of Year	551	227	778	650	219	869

Methodology and Significant Factors

The key method we used for estimating insurance policy liabilities is the actuarial present value basis. There is a limitation to the accuracy of policy liability estimates as provided in the valuation report prepared by the Appointed Actuary. There is inherent uncertainty in any estimate of ultimate liabilities including for premium deficiency, IBNR, Claims in Process, Social Housing Mortgages and Index Linked Mortgages because the ultimate liability for claims is subject to the outcome of events yet to occur.

In addition to a risk of underestimating or overestimating the total amount of claim liabilities, there is a risk that the timing of the future payment of liabilities or the return on investments will differ materially from the assumptions underlying the valuation of insurance policy liabilities.

Provisions are reviewed and evaluated at the end of each quarter by Management and are also reviewed and evaluated on an annual basis as part of the Actuarial Valuation in light of emerging claim experience and changing circumstances. The resulting changes in the estimated Provision for Claims are recorded in Insurance Claims expense in the year in which they are determined.

We determine Provisions for Claims and Unearned Premiums at 31 December using valuation factors from the 30 September valuation, taking into account changes in economic circumstances, premiums received and claims paid in the intervening period.

Premiums flow to income using factors derived from the patterns of past claims’ occurrence. Hence, premiums are earned at a pace similar to that at which claims are incurred. Earning patterns are determined by product type and by amortization period.

The following factors affect the key actuarial assumptions used in the determination of the Provision for Claims:

¡	Claim emergence – Claim emergence encompasses claim frequency and claim occurrence patterns. It is based on historical trends in claims and arrears reporting;

¡	Claim severity – Claim severity, or average loss on claims, is dependent on the dollar value of claims, losses on sales of real estate properties, administrative expenses, payment delays and sale delays. These factors are generally based on historical experience; and

¡	Economic conditions – Recent past and projected economic factors, such as unemployment rates, mortgage interest rates, and changes in house prices, affect the forecast of future claim levels.

98        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Sensitivity Analysis

The following table presents the sensitivity of the level of insurance contract liabilities to movements in the economic factors used to calculate them. The percentage change in variables is applied to a range of existing actuarial modelling assumptions to derive the possible impact on Income before Income Taxes. The disclosure is not intended to explain the impact of a percentage change in the insurance assets and liabilities disclosed above.

The results of sensitivity testing are set out below, showing the impact on Income Before Income Taxes. For each scenario, the impact of a change in a single factor is shown, with other assumptions unchanged.

(in millions)	2014	2013
100 bps Increase in Unemployment Rate	(47)	(115)

100 bps Decrease in Rate of House Price Inflation	(45)	(32)

100 bps Increase in Mortgage Rates	(31)	(88)

These sensitivities are hypothetical and should be viewed in that light. The relationship of a change in assumption to the change in value may not be linear. Changes in one factor may result in changes in another which might magnify or counteract the sensitivities.

The method for sensitivity testing has not changed significantly from the prior year.

Claims Development

The following table shows the development of claims over a period of time and the estimated ultimate cost of claims for 2007 through 2014. In 2011, the year of adoption of IFRS, only five years were required to be disclosed. This will be increased in each succeeding year, until ten years of information are presented. The table shows how the expected losses on claims for each year develop over time.

(in millions)	2007	2008	2009	2010	2011	2012	2013	2014	Total
Expected Losses on Claims in the Year	201	270	350	865	713	704	668	523	4,294

Claims Paid During the Year	217	248	512	678	617	532	436	419	3,659
Differences	16	(22)	162	(187)	(96)	(172)	(232)	(104)	(635)

Deferred Acquisition Costs

The following table presents the changes in the Deferred Acquisition Costs balance.

(in millions)	2014	2013
Balance at Beginning of Year	116	115

Acquisition Costs Deferred	36	34

Amortization of Deferred Acquisition Costs	(35)	(33)
Balance at End of Year	117	116

Insurance Policy Liability Adequacy

Our external actuary performs a liability adequacy test on our premium liabilities and claim liabilities. Premium liabilities represent a provision for future claims and expenses which are expected to arise from the unearned portion of the policies in-force. Thus, this provision is for claims that have not yet occurred and therefore, covers the period from the date of the valuation to the date of default (the assumed claim occurrence date).

The liability adequacy test for the Corporation for the years ended 31 December 2014 and 2013 has identified that no provision for premium deficiency is required at these reporting dates.

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16. Securitization

We guarantee the timely payment of principal and interest of CMB issued by CHT under the CMB program and NHA MBS issued by Approved Issuers on the basis of housing loans under the NHA MBS program.

We determined that, at the Consolidated Balance Sheet date, the best estimate of the amount required to settle the timely payment guarantee obligation is less than the balance of the unearned timely payment guarantees fees. As such, no provision for claims is required.

The following table presents the changes in the unearned timely payment guarantee fees balance.

(in millions)	2014	2013
Balance at Beginning of Year	564	546

Timely Payment Guarantee Fees Received in the Year	273	265

Timely Payment Guarantee Fees Earned in the Year[1]	(245)	(247)
Balance at End of Year	592	564

[1]	Includes application and compensatory fees received and earned of $31 million (2013 – $30 million)

Guarantees-in-force

The following table presents the total Guarantees-in-force by program. Total Guarantees-in-force represents the maximum principal obligation related to this timely payment guarantee.

(in billions)	2014	2013
NHA MBS[1]	213	192

CMB[2]	209	206
Total	422	398

[1]	Includes $0.5 billion (2013 – $7.2 billion) in NHA MBS held as collateral in the IMPP.

[2]	Includes $2.6 billion (2013 – $2.3 billion) in investments which are eliminated on the Consolidated Balance Sheet.

The maturity profile of the Guarantees-in-force is as follows:

(in millions)	NHA MBS and CMB Guaranteed[1]
2015	57,402

2016	80,439

2017	66,258

2018	87,709

2019	80,661

2020 and Thereafter	50,013
Total	422,482

[1]	Based on principal amount outstanding as at 31 December 2014.

Under Section 15 of the NHA, the aggregate outstanding amount of principal guarantees may not exceed $600 billion (2013 – $600 billion).

100        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

17. Income Taxes

The following table presents the components of income tax.

(in millions)	2014	2013
Current Income Tax Expense

Tax Expense for Current Year	845	531

Deferred Income Tax Expense

Origination and Reversal of Temporary Differences	17	53
Total Income Tax Expense Included in Net Income	862	584

Income Tax Expense (Recovery) on Other Comprehensive Income (Loss)

Net Unrealized Gains on Available for Sale Financial Instruments	159	-

Reclassification of Prior Years’ Net Unrealized Gains Realized in the Year	(213)	(36)

Remeasurements of the Net Defined Benefit Plans	(32)	63
Total Income Tax Expense Included in Other Comprehensive Income (Loss)	(86)	27
Total	776	611

The following is a reconciliation of the statutory tax rate to the effective tax rate.

(in millions)	2014	2013
Income before Income Taxes	3,487	2,413

Statutory Tax Rate	25%	25%

Income Taxes Computed at Statutory Tax Rate	872	603

Change in Tax Rates on Income Taxes	8	3

Permanent Differences	(18)	(22)
Income Tax Expense	862	584
Effective Tax Rate	24.7%	24.2%

The statutory tax rate of 25% is comprised of the federal income tax rate of 38% less the general rate reduction of 13%.

The following tables present the tax-effected temporary differences which result in deferred income tax assets and liabilities.

(in millions)	2013	Change through Consolidated Net Income	Change through Consolidated OCI	Change through Consolidated Equity	2014
Deferred Income Tax Assets

Fair Value of Financial Instruments	69	(11)	(28)	-	30

Post-employment Benefits	55	(8)	32	-	79
Total Deferred Income Tax Assets	124	(19)	4	-	109

Deferred Income Tax Liabilities

Fair Value of Investment Properties	(32)	1	-	-	(31)

Deferred Gains on Disposal of Financial Instruments	(5)	-	-	-	(5)

Deferred Issuance Costs	(3)	1	-	-	(2)

Provision for Claims	(117)	-	-	1	(116)
Total Deferred Income Tax Liabilities	(157)	2	-	1	(154)
Net Deferred Income Tax Assets (Liabilities)	(33)	(17)	4	1	(45)

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        101

(in millions)	2012	Change through Consolidated Net Income	Change through Consolidated OCI	Change through Consolidated Equity	2013
Deferred Income Tax Assets

Fair Value of Financial Instruments	79	(39)	29	-	69

Post-employment Benefits	126	(8)	(63)	-	55
Total Deferred Income Tax Assets	205	(47)	(34)	-	124

Deferred Income Tax Liabilities

Fair Value of Investment Properties	(26)	(6)	-	-	(32)

Deferred Gains on Disposal of Financial Instruments	(5)	-	-	-	(5)

Deferred Issuance Costs	(4)	1	-	-	(3)

Provision for Claims	(112)	(1)	-	(4)	(117)
Total Deferred Income Tax Liabilities	(147)	(6)	-	(4)	(157)
Net Deferred Income Tax Assets (Liabilities)	58	(53)	(34)	(4)	(33)

The Deferred Income Tax Assets have been recognized in full as we believe it is probable that these items will be realized in the normal course of operations.

18. Capital Management

For capital management purposes and as provided for in the CMHC Act and the NHA, we consider our capital available to be equal to the total Equity of Canada less assets with a Capital Requirement of 100%.

Our primary objective with respect to capital management is to ensure that our commercial operations have adequate capital to deliver their mandate while remaining financially self-sustaining and also to follow prudent business practices and guidelines existing in the private sector as appropriate. Our capital management policy is included in our Corporate Plan which is approved annually by the Governor in Council. We have no externally imposed minimal capital requirements; however, we follow OSFI’s guidelines in setting capital levels and targets for our Mortgage Loan Insurance Activity.

We have managed our capital as approved in our 2014 Corporate Plan in accordance with the CMHC Act and the NHA. There have been no changes in what is considered to be capital or the objectives of managing capital during the year.

The components of consolidated capital available are presented below.

(in millions)	2014	2013
Contributed Capital	25	25

AOCI	803	943

Appropriated Retained Earnings	10,857	11,313

Retained Earnings Other[1]	6,497	3,557
Total Equity of Canada	18,182	15,838

Less: Assets with a Capital Requirement of 100%	(247)	(246)
Total Capital Available	17,935	15,592

[1]	Retained Earnings Other represents retained earnings not needed to support our capitalization framework for the Mortgage Loan Insurance and Securitization.

Mortgage Loan Insurance Capital

The Appropriated Capital of the Mortgage Loan Insurance Activity is based on our Capital Management Framework which follows guidelines developed by OSFI. OSFI’s minimum regulatory capital requirement is 100% of its Minimum Capital Test (MCT). The test is to ensure that capital available is, at minimum, 100% of the capital required.

CMHC sets an Internal Capital Target above the minimum capital required. The Internal Capital Target is set at a level that covers all material risks of the Mortgage Loan Insurance Activity. The Internal Capital Target is calibrated using specified confidence intervals and is designed to provide management with an early indication of the need to resolve financial problems. The Internal Capital Target has been set at 205% (185% in 2013) of the minimum capital required.

102        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Under its Capital Management Framework, CMHC operates at available capital levels above the Internal Capital Target on all but unusual and infrequent occasions. Accordingly, CMHC has established a Holding Capital Target in excess of its Internal Capital Target. The Holding Capital Target is calibrated using confidence intervals specified by CMHC’s Capital Management Framework and is designed to provide management with adequate time to resolve financial problems before available capital decreases below the Internal Capital Target. The Holding Capital Target has been set at 220% (2013 – 200%) of the minimum capital required.

CMHC appropriates Retained Earnings and AOCI from the Mortgage Loan Insurance Activity at the 220% Holding Capital Target or $10,634 million for the Mortgage Loan Insurance Activity (2013 – 200% or $11,493 million). As at 31 December 2014, the Mortgage Loan Insurance Activity had capital available of 343% or $16,173 million of the minimum capital required (2013 – 250% or $14,085 million).

The following table presents the components of capital available for the Mortgage Loan Insurance Activity.

(in millions)	2014	2013
AOCI	807	996

Appropriated Retained Earnings	9,827	10,497
Appropriated Capital	10,634	11,493

Unappropriated Retained Earnings	5,784	2,823
Total Mortgage Loan Insurance Capital	16,418	14,316

Less: Assets with a Capital Requirement of 100%	(245)	(231)
Total Mortgage Loan Insurance Capital Available	16,173	14,085
Internal Capital Target	205%	185%
Holding Capital Target	220%	200%
Capital Available to Minimum Capital Required (%MCT)	343%	250%

Securitization Capital

Capital related to the Securitization Activity is appropriated for the guarantees provided under NHA MBS and CMB programs. The amount appropriated is based on regulatory and economic capital principles and has been established to be 100% or $1,064 million of the capital required under these principles (2013 – 100% or $773 million). Capital required is calculated by applying risk factors to Securitization investments assets and liabilities exposures as defined by OSFI. As at 31 December 2014, the Securitization Activity had capital available of 157% or $1,663 million of the capital required (2013 – 182% or $1,381 million).

We do not hold separate capital for CHT because our exposure is limited to mortgage insurance and timely payment guarantees which are covered by the Mortgage Loan Insurance capital and Securitization capital respectively.

The following table presents the components of the capital available for the Securitization Activity.

(in millions)	2014	2013
AOCI	34	(43)

Appropriated Retained Earnings	1,030	816
Appropriated Capital	1,064	773

Unappropriated Retained Earnings	601	623
Total Securitization Capital	1,665	1,396

Less: Assets with a Capital Requirement of 100%	(2)	(15)
Total Securitization Capital Available	1,663	1,381
Capital Available to Capital Required (%)	157%	182%

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        103

Assisted Housing Capital

Lending Programs

We maintain a Reserve Fund pursuant to Section 29 of the CMHC Act. A portion of the Lending Programs’ earnings are retained in this Reserve Fund as part of our strategy to address interest rate risk exposure on pre-payable loans as well as credit risk exposure on unsecured loans. The Reserve Fund is subject to a statutory limit of $240 million (2013 – $240 million). Should the statutory limit be exceeded, we would be required to pay the excess to the Government of Canada.

Retained Earnings absorb unrealized fair value market fluctuations incurred by the Lending Programs as well as Remeasurements of the Net Defined Benefit Plans for Assisted Housing. The Housing Programs portion of Remeasurements is recorded in Retained Earnings until it is reimbursed by the Government through Housing Programs appropriations.

The following table presents the components of the capital available for the Lending Programs.

(in millions)	2014	2013
Reserve Fund	143	152

Retained Earnings	23	15
Total Lending Programs Capital Available	166	167

Housing Programs

We do not hold capital for Housing Programs as this activity does not present risks to the corporation that would require capital to be set aside.

19. Financial Instruments Income and Expenses

Interest Income, Investment Income and Interest Expense

The following table outlines the total interest income and expense calculated using the effective interest method for financial instruments and the dividend income recognized in the Consolidated Statement of Income and Comprehensive Income.

	2014				2013
(in millions)	Interest Income	Investment Income	Interest Expense	Interest Income	Investment Income	Interest Expense
Available for Sale Financial Assets	-	527	-	-	503	-

Held to Maturity Financial Assets	-	4	-	-	4	-

Securities Purchased Under Resale Agreements	1	-	-	1	-	-

Loans – Loans and Receivables	5,296	-	-	6,938	-	-

Securities Sold Under Repurchase Agreements	-	(3)	-	-	(4)	-

Borrowings – Other Financial Liabilities	-	-	5,210	-	-	6,801
Total Interest for Financial Instruments not at Fair Value through Profit or Loss	5,297	528	5,210	6,939	503	6,801
Total Interest for Financial Instruments at Fair Value through Profit or Loss	213	1	198	232	1	223
Total Interest	5,510	529	5,408	7,171	504	7,024
Dividend Income	-	79	-	-	102	-
Total	5,510	608	5,408	7,171	606	7,024

104        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Gains and Losses from Financial Instruments

The unrealized gains and losses arising from changes in fair value related to financial instruments classified as HFT and those Designated at Fair Value through Profit or Loss are presented in the following table.

(in millions)	2014	2013
Held for Trading

Equities	(57)	85

Derivatives	25	(34)
Total Held for Trading	(32)	51
Designated at Fair Value through Profit or Loss

Investment Securities – Designated at Fair Value through Profit or Loss	9	10

Loans – Designated at Fair Value through Profit or Loss	(6)	(102)

Borrowings – Designated at Fair Value through Profit or Loss	38	153
Total Designated at Fair Value through Profit or Loss	41	61
Total	9	112

The realized gains and losses related to financial instruments are presented in the following table.

(in millions)	2014	2013
Held for Trading	69	2

Available for Sale	1,413	45

Retirement of Debt	(28)	(1)
Total	1,454	46

20. Structured Entities

Consolidated Structured Entities

Canada Housing Trust

We consolidate the accounts of CHT, a separate legal entity, reported under the Securitization Activity. CHT was established in 2001 as a special-purpose trust, separate from CMHC. While we control the activities of CHT, its assets and liabilities are neither owned by nor held for our benefit. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as NHA Mortgage-Backed Securities (NHA MBS), the issuance of Canada Mortgage Bonds (CMB), as well as the purchase of highly rated investments and certain related financial hedging activities. We guarantee the CMB under the Securitization Activity. The beneficiaries of the Trust, after payment of all obligations, are one or more charitable organizations. Financial information for CHT is presented in the following tables.

Condensed Balance Sheet

(in millions)	2014	2013
Loans – Loans and Receivables	209,487	206,622

Other Assets	402	493
Total Assets	209,889	207,115
Borrowings – Other Financial Liabilities	209,487	206,622

Other Liabilities	402	493
Total Liabilities	209,889	207,115
Total Equity of Canada	-	-

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        105

Condensed Statement of Income

(in millions)	2014	2013
Interest Income - Loans	4,729	5,081

Interest Expense	4,721	5,073
Net Interest Income	8	8

Other Income	162	161
Total Revenues	170	169

Operating Expenses	170	169
Total Expenses	170	169
Net Income	-	-

Nordea International Equity Fund

We consolidated the accounts of Nordea until the fund was liquidated and terminated in 2014. The assets of Nordea were included in Investment Securities: Held for Trading (2013 – $444 million). In 2014, we received cash consideration of $463 million for our interest in Nordea and recognized a gain of $69 million in Net Realized Gains (Losses).

Unconsolidated Structured Entities

We had interests in unconsolidated investment fund structured entities until they were sold in 2014. We had no obligation to provide support to these entities and our maximum exposure to loss was their carrying amount in the Consolidated Balance Sheet, which is presented in the following table.

(in millions)	2014	2013
Investment Securities: Available for Sale	-	1,328
The amounts recognized in Net Income for these investment funds are presented in the following table.

(in millions)	2014	2013
Investment Income	12	29

Net Realized Gains (Losses)	503	62

21. Market Risk

Market risk is the risk of adverse financial impact arising from changes in underlying market factors, including interest rates, foreign exchange rates, and equity prices.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The investment portfolios for the Mortgage Loan Insurance and Securitization Activities are managed in accordance with their Asset Allocation (AA) policies, which limit interest rate risk relative to their benchmarks. We implemented a new AA for the Mortgage Loan Insurance investment portfolio in 2014. This new allocation will reduce our exposure to Canadian and foreign equities and will shorten the duration of our fixed income investments. These measures reduce our exposure to Other Price Risk and Interest Rate Risk, respectively. The Assisted Housing Activity is exposed to interest rate risk when asset and liability principal and interest cash flows have different payment, repricing or maturity dates. Some of the Loans contain prepayment and/or repricing options. As we do not have the right to prepay our Borrowings from the Government of Canada totalling $10,792 million (2013 – $11,204 million) without penalty, we are exposed to interest rate risk. Interest rate risk associated with the Assisted Housing Activity is managed through asset and liability matching using derivatives, as necessary, and capital market strategies.

106        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Loans under the IMPP and CMB program under the Securitization Activity are exposed to both interest rate risk and prepayment/ reinvestment risk. Prepayment/reinvestment risk is the risk that NHA MBS may experience varying degrees of prepayment throughout the term and these prepayments must be reinvested immediately. To mitigate these risks, we enter into swap agreements with approved financial institution counterparties. Under these agreements, both interest rate and prepayment/reinvestment risks are transferred to swap counterparties. We will pay all interest received from the underlying NHA MBS and reinvestment assets to the swap counterparties and the swap counterparties pay an amount equal to the coupon payments on the Borrowings from the Government of Canada and Canada Mortgage Bonds, respectively. As a result of these swap agreements, changes in interest rates or prepayments/ reinvestments have no impact on the Consolidated Statement of Income and Comprehensive Income.

Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk arises on financial instruments denominated in a foreign currency. As at 31 December 2014, we have no currency exposure.

The Corporation had assumed currency exposure to further its Mortgage Loan Insurance investment portfolio diversification. As at 31 December 2014, CMHC has no currency risk exposed holdings as the equity pooled funds classified as Held for Trading were divested in the year (refer to Note 20).

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those giving rise to interest rate and currency risk. We are exposed to other price risk through fluctuations in prices of equity investments held by the Mortgage Loan Insurance Activity. The fair value of these investments as at 31 December 2014 is $1,215 million (2013 – $3,986 million). The majority of equity investment assets are actively managed against selected benchmarks. We limit our exposure by using tolerance ranges around the benchmarks for various diversification and exposure measures.

Sensitivity Analyses

Value at Risk (VaR)

Market risk for investment securities in the Mortgage Loan Insurance and Securitization Activities is evaluated through the use of VaR models. VaR is a statistical technique used to measures the maximum potential loss of an investment portfolio over a specified holding period with a given level of confidence.

The VaR for the Mortgage Loan Insurance and Securitization Activities as at 31 December, calculated with 95% confidence over a 22 business day holding period, is outlined in the table below. VaR is presented separately for individual market risk factors and for the total portfolio. The effect of diversification results from the fact that market risks are not perfectly correlated and, consequently, there is a benefit from investment diversification. The VaR figures are based on one-year of historical prices, volatilities and correlations of bond and equity markets.

(in millions)	2014	2013[1]
Investment Securities:

Available for Sale

Interest Rate Risk	208	300

Equity Risk	66	212

Held for Trading

Equity Risk	-	26

Effect of Diversification	(63)	(188)
Total VaR	211	350

[1]	In the 2013 Consolidated Financial Statements, VaR was not presented separately for individual market risk factors; therefore, certain figures as at 31 December 2013 have been restated from those previously reported to conform to the new presentation.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        107

Interest Rate Sensitivity

Market risk for the Assisted Housing Activity portfolio of loans, investments, borrowings and swaps is evaluated by measuring their sensitivity to changes in interest rates.

Financial Instruments at Fair Value through Profit or Loss would react to a shift in interest rates as follows:

	2014		2013
	Interest Rate Shift		Interest Rate Shift

(in millions)	-200 bps	+200 bps	-200 bps	+200 bps
Net Unrealized Gains (Losses)	-	-	1	4

Loans and borrowings measured at amortized cost are also exposed to interest rate risk. The net impact of a shift in interest rates on their fair value would be as follows:

	2014		2013
	Interest Rate Shift		Interest Rate Shift

(in millions)	-200 bps	+200 bps	-200 bps	+200 bps
Increase (Decrease) to Fair Value of Net Assets	(79)	72	(115)	69

The Assisted Housing Activity’s net interest income is also sensitive to interest rate movements. The maximum negative exposure of net interest income, which is limited by our policy to $1.5 million, is $0.1 million at 31 December 2014 (2013 – $0.1 million). This is calculated with 95% confidence over a one-year period.

22. Credit Risk

Credit risk is the potential for financial loss arising from the failure of a borrower or an institutional counterparty to fulfill its contractual obligations. We are exposed to credit risk from various sources including borrower default through mortgage insurance contracts and institutional counterparty credit risk arising from financial guarantees under the NHA MBS and CMB programs, lending arrangements and derivative transactions. A detail breakdown of credit risk is presented below.

Maximum Exposure to Credit Risk

(in billions)	2014	2013
Mortgage Loan Insurance: Insurance-in-force (Note 15)	543	557

Timely Payment Guarantees: Guarantees-in-force (Note 16)[1]	422	398

Loans (Note 7)[2]	221	246

Investment Assets and Derivatives	24	19

[1]	Exposure includes underlying instruments which may also be insured by CMHC or other mortgage insurers.

[2]	The maximum exposure to credit risk for Loans – Designated at Fair Value through Profit or Loss is the carrying value of these loans, $5,503 million (2013 – $6,041 million).

Credit risk associated with mortgage loan insurance is managed through prudent product design, underwriting and default management practices, and the establishment of adequate capital reserves as described in Note 15.

Credit risk associated with timely payment guarantees is managed through due diligence in approving NHA MBS Issuers, ongoing monitoring of Issuer credit quality and program compliance, and the requirement that all mortgages supporting the NHA MBS be insured against borrower default. We have further mitigated this risk by having been assigned all rights, title and interest in the underlying mortgages so that we have access to principal and interest payments in the event of Issuer default.

Credit risk associated with Loans in the Assisted Housing Activity is mitigated through loan guarantees as described in Note 7.

Under the IMPP and CMB program, Loans represent amounts due from Canadian financial institutions as a result of the sale of their beneficial interest in NHA MBS securities to us. The loans are collateralized by the NHA MBS and associated reinvestment securities acquired in the transactions. The collateral is held in our name and represents the sole source of principal repayments for the loans.

108        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

IMPP collateral held is limited to high quality assets as follows: cash, Government of Canada obligations, CMB, NHA MBS and eligible repurchase agreements of Government of Canada securities. CMB program collateral held is rated R-1 (high) or AAA by at least two rating agencies.

Under the IMPP and the CMB program, we are exposed to credit-related counterparty risk in the event of default of swap counterparties. This risk is mitigated by transacting with highly rated swap counterparties and collateralization requirements based on credit ratings. Under the IMPP, all derivative counterparties must have a minimum credit rating of A-, or its equivalent, from at least two rating agencies. Under the CMB program, all swap counterparties must have a minimum credit rating of BBB (high), or its equivalent, by at least two rating agencies.

The fair value of the loan collateral under the IMPP and CMB program was $214,006 million as at 31 December 2014 (2013 – $237,762 million).

Credit risk associated with fixed income investments and derivatives is managed through the implementation of policies which include minimum counterparty credit ratings and investment portfolio diversification limits by issuer, credit rating, term and by industry sector, and through the use of appropriate legal agreements.

Concentration risk is the amount of credit risk we are exposed to in relation to specific counterparty and/or sectors. Our risk management policies address concentration risk from activities where the amount of potential loss can be measured (direct investments, lending and derivative transactions credit risk) at both the individual counterparty level and at the sector level and by credit rating. Our largest concentration of credit risk by individual counterparty is to the Government of Canada (2014 – $8,772 million; 2013 – $5,092 million), and our largest concentration of credit risk by sector is to the Government of Canada sector, which includes federal Crown corporations (2014 – $8,821 million; 2013 – largest concentration was provincial sector, $6,475 million).

Credit Quality

The following table presents the credit quality of the Cash Equivalents and Investment Securities based on an internal credit rating system1.

	2014				2013

(in millions)	AAA	AA-to AA+	A- to A+	Lower than A-	AAA	AA- to AA+	A- to A+	Lower than A-
Cash Equivalents	941	533	689	-	774	101	462	-

Investment Securities[2]

Designated at Fair Value through Profit or Loss	172	406	467	15	210	436	216	150

Available for Sale	9,636	4,086	5,691	1,184	6,183	4,152	5,214	568

[1]	The internal credit ratings are based upon internal assessments of the counterparty creditworthiness. These ratings correspond to those provided by the credit rating agencies except in cases where stand-alone ratings exist. A counterparty internal credit rating cannot be higher than the highest stand-alone rating from any of the agencies. A stand-alone rating removes the assumption of government support from the rating.

[2]	Includes fixed income investments only.

Derivatives

We limit the credit risk associated with derivative transactions by dealing with swap counterparties whose credit ratings are in accordance with our Enterprise Risk Management Policies; through the use of International Swaps Derivatives Association (ISDA) master agreements for derivatives; and where appropriate, through the use of ratings-based collateral thresholds in the Credit Support Annexes (CSA).

ISDA is a master agreement that sets out standard terms that apply to all transactions we entered into with the counterparty. The ISDA outlines procedures and calculations of termination costs in the event of default by either party. The ISDA master agreements give us a legally enforceable right to settle all transactions covered by the agreement with the same counterparty on a net basis in the event of default. All derivative counterparties must have a minimum credit rating of A-, or its equivalent, from at least two rating agencies.

The CSA document, included in the ISDA master agreements, regulates the collateral requirements of swap transactions and the terms under which collateral is transferred to mitigate credit risk. The CSA gives us the right, in the event of default, to liquidate collateral held and apply proceeds received from liquidation against amounts due from the counterparty. Collateral held to offset mark-to-market exposures is not used for any other purpose than to offset such exposure.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        109

Securities Purchased Under Resale Agreements

By their nature, these balances have low credit risk given their short terms and are secured by the underlying securities purchased under the agreements and any incremental margin obtained from counterparties.

These transactions are subject to Global Master Repurchase Agreements which set out the standard terms of all repurchase agreements transacted with each counterparty. These agreements give us a legally enforceable right to settle all repurchase transactions with the same counterparty on a net basis in the event of default. These agreements also provide for the posting of margin by the counterparty when our exposure to that entity exceeds a certain ratings-based threshold. Securities held as eligible margin include debt obligations issued by or guaranteed by the Government of Canada, including Crown corporations and CHT. Margin securities should not be used for any other purpose than to offset such exposure. In the event of counterparty default, we have the right to liquidate these securities. The fair value of margin we held as at 31 December 2014 was $1 million (2013 – nil).

Netting arrangements and offsetting of financial assets and financial liabilities

The following tables present the potential effects of the netting arrangements described above.

Financial Assets

	(i)	(ii)	(iii) = (i) - (ii)	(iv)		(v) = (iii) - (iv)
	Gross Amount of Recognized Assets	Gross Amount Offset in the Consolidated Balance Sheet	Net Amount of Assets Presented in the Consolidated Balance Sheet[1]	Gross Amount Not Offset in the Consolidated Balance Sheet		Net Amount
(in millions)				Financial Instruments[2]	Financial Collateral Received[3]

	2014
Derivatives[1]	147	-	147	(36)	(1)	110

Securities Purchased Under Resale Agreements[1]	126	-	126	-	(126)	-
Total	273	-	273	(36)	(127)	110

	2013
Derivatives[1]	138	-	138	(47)	-	91

Securities Purchased Under Resale Agreements[1]	-	-	-	-	-	-
Total	138	-	138	(47)	-	91

[1]	Derivatives are carried at fair value. Securities Purchased Under Resale Agreements are carried at amortized cost.

[2]	Gross amounts of financial instruments not offset in the Consolidated Balance Sheet refers to amounts recorded to derivative liabilities and securities sold under repurchase agreements where we have a legally enforceable right to offset against amounts recorded to derivative assets and securities purchased under resale agreements, on a counterparty-by-counterparty basis, in the event of default of the counterparty.

[3]	We have the right, in the event of default, to liquidate and apply financial collateral held against amounts due from counterparties. For derivatives, these amounts represent the fair value of collateral posted by swap counterparties to us. For securities purchased under resale agreements, these amounts represent fair value of margin posted by counterparties and of securities we purchased with the commitment to resell to the counterparty at a future date.

Derivatives assets, as presented in the above table, are reconciled to the Consolidated Balance Sheet as follows:

(in millions)	2014	2013
Derivatives Assets Presented in Offsetting Table	147	138

Less: Accrued Interest Receivable Presented Separately in Consolidated Balance Sheet	(42)	(42)
Derivatives Asset Balance Presented in the Balance Sheet	105	96

110        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

Financial Liabilities

	(i)	(ii)	(iii) = (i) - (ii)	(iv)		(v) = (iii) - (iv)
(in millions)	Gross Amount of Recognized Liabilities	Gross Amount Offset in the Consolidated Balance Sheet	Net Amount of Liabilities Presented in the Consolidated Balance Sheet[1]	Gross Amount Not Offset in the Consolidated Balance Sheet		Net Amount
				Financial Instruments[2]	Financial Collateral Pledged[3]

	2014
Derivatives[1]	36	-	36	(36)	-	-

Securities Sold Under Repurchase Agreements[1]	325	-	325	-	(325)	-
Total	361	-	361	(36)	(325)	-
	2013
Derivatives[1]	50	-	50	(47)	-	3

Securities Sold Under Repurchase Agreements[1]	91	-	91	-	(91)	-
Total	141	-	141	(47)	(91)	3

[1]	Derivatives are carried at Fair Value. Securities Sold Under Repurchase Agreements are carried at amortized cost.

[2]	Gross amounts of financial instruments not offset in the Consolidated Balance Sheet refers to amounts recorded to derivative assets and securities purchased under resale agreements where we have a legally enforceable right to offset against amounts recorded to derivative liabilities and securities sold under repurchase agreements, on a counterparty-by-counterparty basis, in the event of default of the counterparty.

[3]	Represents the fair value of securities we sold to counterparties with our commitment to repurchase from the counterparty at a future date.

Derivatives liabilities, as presented in the above table, are reconciled to the Consolidated Balance Sheet as follows:

(in millions)	2014	2013
Derivatives Liabilities Presented in Offsetting Table	36	50

Less: Accrued Interest Payable Presented Separately in Consolidated Balance Sheet	(5)	(6)
Derivative Liabilities Balance Presented in the Balance Sheet	31	44

23. Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. Liquidity risk comprises both funding liquidity risk, which is the risk that we will be unable to meet our payment obligations when required due to an inability to borrow or realize on overdraft facilities, and market liquidity risk, which is the risk that we are not able to unwind or offset a particular position without incurring losses because of inadequate market depth or market disruption.

The principal financial obligations exposing us to liquidity risk include, but are not limited to:

¡	the payment of claims incurred by the Mortgage Loan Insurance Activity;

¡	the need to fulfill the timely payment guarantees we provided if sufficient funds are not available for the payment of principal or interest on NHA MBS or CMB by Approved Issuers or CHT, respectively; and

¡	payments required by Borrowings and Derivatives.

We have a liquidity risk policy which includes appropriate limits and other mitigants to ensure sufficient resources to meet current and projected cash requirements.

The Mortgage Loan Insurance and Securitization Activities’ investment portfolios are managed to ensure that there is sufficient cash flow to meet projected claims. Sources of liquidity include: fees, premiums, investment income and proceeds from sales and maturities of investments.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        111

Within the CMB Program, liquidity risk refers to the risk that we may not be able to provide the funding required, in a timely fashion, to satisfy a call on our timely payment guarantee obligation. As guarantor, we are exposed to risk of Issuer default, repo and swap counterparty default, impairment of eligible collateral securities and system or other operational failures. Policies in place to mitigate this risk include ensuring high credit quality investments as permitted by the CHT trust agreements and swap counterparties and the establishment of maturity monitoring guidelines. Liquidity sources in the event of an immediate need to fulfill the timely payment guarantee include overdraft facilities and cash and short-term investments in marketable securities as well as a $350 million line of credit with the Central Paying Agent. The Central Paying Agent acts on our behalf to carry out certain payment functions including collection of monthly payments on NHA MBS purchased and administration and reporting of cash flows.

The Assisted Housing Activity investment portfolio is managed to ensure that there is sufficient cash flow to meet funding needs in case of contingencies causing operational disruptions, unanticipated needs, and to facilitate use of the Crown Borrowing Program. The asset/liability management strategy ensures that the assets are maintained at the same level as the liabilities. Derivatives are used to hedge mismatches in the timing of cash flows. Further sources of liquidity associated with this portfolio include overdraft facilities and cash and short-term investments in marketable securities. At 31 December 2014, we had $300 million (2013 – $300 million) of overnight overdraft facility available with our banker that had not been drawn. For any additional liquidity requirements, we can access the Crown Borrowing Program upon Department of Finance approval.

We also mitigate liquidity risk through the use of ISDA master netting agreements reducing the amount of cash required to satisfy derivative obligations.

The following table presents our undiscounted contractual cash flows payable, including accrued interest, under financial liabilities by remaining contractual maturities.

(in millions)	Within 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total 2014	Total 2013
Securities Sold Under Repurchase Agreements	130	195	-	-	-	325	91

Borrowings – Designated at Fair Value through Profit and Loss	273	657	820	5,399	910	8,059	8,364

Borrowings – Other Financial Liabilities	46	12,457	25,778	145,288	54,007	237,576	261,508

Derivatives	4	8	1	15	-	28	42
Total	453	13,317	26,599	150,702	54,917	245,988	270,005

Commitments related to Loans are outlined in Note 26. Financial guarantees are outlined in Note 16.

24. Segmented Information

As described in Note 1, the Consolidated Financial Statements include the Mortgage Loan Insurance, Securitization and Assisted Housing Activities, each of which provides different programs in support of our objectives. The accounts for CHT, a separate legal entity, are included within the Securitization Activity. The financial results of each activity are determined using the accounting policies described in Note 2. The Assisted Housing Activity includes certain corporate items that are not allocated to each activity. Revenues are attributed to, and assets are located in, Canada.

Revenues for the reportable segments are generated as follows:

¡	Assisted Housing revenues are earned from parliamentary appropriations and interest income on loans;

¡	Mortgage Loan Insurance revenues are earned from premiums, fees and investment income; and

¡	Securitization revenues are earned from guarantee fees, investment income and interest income on loans.

112        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

	Mortgage Loan Insurance Activity		Securitization Activity		Assisted Housing Activity		Eliminations		Total

(in millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Parliamentary Appropriations for Housing Programs	-	-	-	-	2,010	2,071	-	-	2,010	2,071
Premiums and Fees Earned	1,688	1,754	245	247	-	-	-	-	1,933	2,001
Net Interest Income
Interest Income
Loans	-	-	4,958	6,534	486	577	-	-	5,444	7,111
Other	-	-	-	-	73	69	(7)	(9)	66	60
	-	-	4,958	6,534	559	646	(7)	(9)	5,510	7,171

Interest Expense	-	-	4,950	6,526	540	580	(82)	(82)	5,408	7,024
	-	-	8	8	19	66	75	73	102	147

Investment Income	618	612	36	31	-	-	(46)	(37)	608	606
Net Realized Gains (Losses)	1,483	53	1	1	-	-	(30)	(8)	1,454	46
Net Unrealized Gains (Losses)	(51)	92	-	-	56	15	4	5	9	112
Other Income	(3)	14	76	90	10	54	-	-	83	158
TOTAL REVENUES AND PARLIAMENTARY APPROPRIATIONS	3,735	2,525	366	377	2,095	2,206	3	33	6,199	5,141
EXPENSES
Housing Programs	-	-	-	-	2,010	2,071	-	-	2,010	2,071
Insurance Claims	328	309	-	-	-	-	-	-	328	309
Operating Expenses	249	225	104	101	21	22	-	-	374	348
	577	534	104	101	2,031	2,093	-	-	2,712	2,728
INCOME BEFORE INCOME TAXES	3,158	1,991	262	276	64	113	3	33	3,487	2,413
Income Taxes	784	484	65	69	12	22	1	9	862	584
NET INCOME (LOSS)	2,374	1,507	197	207	52	91	2	24	2,625	1,829
Total Revenues and Parliamentary Appropriations	3,735	2,525	366	377	2,095	2,206	3	33	6,199	5,141
Inter-segment Revenues[1]	(76)	(45)	82	82	(3)	(4)	(3)	(33)	-	-
External Revenues and Parliamentary Appropriations	3,659	2,480	448	459	2,092	2,202	-	-	6,199	5,141

[1]	Inter-segment Revenues relate to the following:

¡	the Mortgage Loan Insurance Activity recognizes revenues from investing in holdings of Canada Mortgage Bonds, and recognizes revenues from investing in holdings of Capital Market Borrowings; and

¡	the Assisted Housing Activity recognizes revenues from investing in holdings of Canada Mortgage Bonds.

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT        113

	Mortgage Loan Insurance Activity		Securitization Activity		Assisted Housing Activity		Eliminations[1]		Total

(in millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
ASSETS
Cash and Cash Equivalents	1,190	749	1	2	978	585	-	-	2,169	1,336
Securities Purchased Under Resale Agreements	-	-	-	-	126	-	-	-	126	-
Investment Securities:
Designated at Fair Value through Profit or Loss	87	83	1	1	1,194	1,253	(222)	(325)	1,060	1,012
Available for Sale	21,939	19,704	2,223	1,894	-	-	(2,350)	(1,939)	21,812	19,659
Held for Trading	-	444	-	-	-	-	-	-	-	444
Loans:
Designated at Fair Value through Profit or Loss	-	-	-	-	5,503	6,041	-	-	5,503	6,041
Loans and Receivables	-	-	211,512	234,696	4,432	4,835	-	-	215,944	239,531
Accrued Interest Receivable	103	104	411	534	211	226	(6)	(5)	719	859
Derivatives	-	-	-	-	105	96	-	-	105	96
Due from the Government of Canada	-	-	-	-	285	311	-	-	285	311
Accounts Receivable and Other Assets	446	457	48	59	273	246	-	-	767	762
	23,765	21,541	214,196	237,186	13,107	13,593	(2,578)	(2,269)	248,490	270,051
LIABILITIES
Securities Sold Under Repurchase Agreements	325	91	-	-	-	-	-	-	325	91
Borrowings:
Designated at Fair Value through Profit or Loss	-	-	-	-	7,691	7,832	(14)	(14)	7,677	7,818
Other Financial Liabilities	-	-	211,512	234,696	4,533	4,841	(2,433)	(2,159)	213,612	237,378
Accrued Interest Payable	-	-	404	528	123	129	(6)	(5)	521	652
Derivatives	-	-	-	-	31	44	-	-	31	44
Accounts Payable and Other Liabilities	325	44	8	16	340	407	-	-	673	467
Defined Benefit Plans Liability	284	201	5	-	190	149	-	-	479	350
Provision for Claims	778	869	-	-	-	-	-	-	778	869
Unearned Premiums and Fees	5,575	5,947	592	564	-	-	-	-	6,167	6,511
Deferred Income Tax Liabilities	60	73	10	(14)	8	(1)	(33)	(25)	45	33
	7,347	7,225	212,531	235,790	12,916	13,401	(2,486)	(2,203)	230,308	254,213
EQUITY OF CANADA	16,418	14,316	1,665	1,396	191	192	(92)	(66)	18,182	15,838
	23,765	21,541	214,196	237,186	13,107	13,593	(2,578)	(2,269)	248,490	270,051

[1]	The Balance Sheet Eliminations remove inter-segment holdings of Canada Mortgage Bonds and Capital Market Borrowings, as well as inter-segment receivables/payables.

114        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

25. Related Party Transactions

Our related parties include the Government of Canada and its departments; agencies and Crown corporations; Key Management Personnel and their close family members and the Pension Plan.

All material related party transactions and outstanding balances not disclosed elsewhere are disclosed below.

In accordance with IAS 24, transactions or balances between the entities that have been eliminated on consolidation are not reported.

Government of Canada and its Departments, Agencies and Crown corporations

We are related in terms of common ownership to all Government of Canada departments, agencies and Crown corporations. We enter into transactions with some of these entities in the normal course of business.

The following tables summarize income earned and receivable as well as the total amount invested in instruments issued or guaranteed by the Government of Canada.

(in millions)	2014	2013
Investment Income – Cash Equivalents	8	4

Investment Income – Investment Securities	90	76

(in millions)	2014	2013
Cash Equivalents	815	392

Investment Securities	8,006	4,749

Interest Receivable – Investment Securities	15	17

We pay the Government of Canada fees in recognition of the Government’s financial backing of the Mortgage Loan Insurance and Securitization Activities. The fees, which are recorded in Operating Expenses, amount to $13 million (2013 – $12 million) for the Securitization Activity and $6 million (2013 – nil) for the Mortgage Loan Insurance Activity.

Key Management Personnel

The following table presents the compensation of Key Management Personnel, defined as those persons having authority and responsibility for planning, directing and controlling our activities. This includes the Board of Directors and the following senior management members: the President and CEO, the Senior Vice-Presidents, the Chief Financial Officer, the Chief Risk Officer and the Senior Vice-President, General Counsel and Corporate Secretary.

		2014			2013

(in thousands)	Board of Directors	Other Key Management Personnel	Total	Board of Directors	Other Key Management Personnel	Total
Short-term Benefits	189	4,377	4,566	212	4,057	4,269
Post-employment Benefits	-	560	560	-	774	774
Total	189	4,937	5,126	212	4,831	5,043

Receivable balances outstanding with members of Key Management Personnel as at 31 December 2014 are nil.

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Pension Plan

The following table summarizes interest expense we incurred and administrative services we recovered from the Pension Plan.

(in millions)	2014	2013
Interest Expense – Received by the Pension Plan for its Holdings of Canada Mortgage Bonds[1]	1	1
Operating Expenses Recoveries – Paid by the Pension Plan for Our Administration Services	5	5

[1]	Refer to Note 14 for additional information on holdings of Canada Mortgage Bonds by the Pension Plan.

Receivable balances outstanding with the Pension Plan as at 31 December 2014 are nil.

Cash payments to the Pension Plan are presented in Note 14.

26. Commitments and Contingent Liabilities

Loans

Commitments outstanding for Loans, net of forgiveness, amounted to $103 million at 31 December 2014 (2013 – $99 million) and are normally advanced within a two-year period.

Advances to Mortgage-insured Assisted Housing Projects

Commitments outstanding for advances to mortgage-insured assisted housing projects in financial difficulty amounted to $32 million at 31 December 2014 (2013 – $44 million) and are normally advanced within a ten-year period. Advances in the amount of $31 million are expected to be made over the next five years and the remainder to be advanced beyond five years.

Letters of Credit

In addition to the lines of credit disclosed in Note 23, we have $98 million (2013 – $101 million) in letters of credit outstanding.

Legal Claims

There are legal claims of $24 million (2013 – $24 million) against CMHC. Due to the uncertainty of the outcome of these claims, no provision for loss has been recorded. We do not expect the ultimate resolution of any of the proceedings to which we are party to have a significant adverse effect on our financial position.

Insurance-in-force

Total Insurance-in-force represents $543 billion (2013 – $557 billion) as at 31 December 2014. A Provision for Claims has been recorded (refer to Note 15).

Guarantees-in-force

Total Guarantees-in-force represent $422 billion (2013 – $398 billion) as at 31 December 2014. No provision is required as we determined that, at the Consolidated Balance Sheet date, the best estimate of the amount required to settle the timely payment guarantee obligation is less than the balance of the unearned timely payment guarantee fees (refer to Note 16).

Other Financial Obligations

Total estimated remaining contractual financial obligations are as follows:

(in millions)	2015	2016	2017	2018	2019	2020 and Thereafter
Housing Programs[1]	1,620	1,575	1,516	1,380	1,303	8,207
Operating Leases	16	14	12	12	13	33
Finance Leases	3	-	-	-	-	-
Total	1,639	1,589	1,528	1,392	1,316	8,240

[1]	Total remaining contractual financial obligations for Housing Programs extend for periods up to 25 years (2013 – 26 years).

116        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

27. Operating Expenses

The following table presents the composition of Operating Expenses.

(in millions)	2014	2013
Personnel Costs	270	259

Depreciation of Premises and Equipment	3	3

Other Administrative Goods and Services	221	202
	494	464

Less: Housing Programs Operating Expenses[1]	(120)	(116)
Total Operating Expenses	374	348

[1]	These expenses represent operating costs we incurred to support and administer housing programs within the Assisted Housing Activity. These costs are reimbursed by the Government of Canada through parliamentary appropriations and are recognized in Housing Programs expenses (refer to Note 9).

28. Current And Non-Current Assets and Liabilities

The following table presents assets and liabilities we expect to recover or settle after 12 months as at 31 December 2014 and 2013.

		2014			2013

(in millions)	Within 1 year	After 1 year	Total	Within 1 year	After 1 year	Total
ASSETS

Cash and Cash Equivalents	2,169	-	2,169	1,336	-	1,336

Securities Purchased Under Resale Agreements	126	-	126	-	-	-

Investment Securities:

Designated at Fair Value through Profit or Loss	329	731	1,060	117	895	1,012

Available for Sale	5,006	16,806	21,812	192	19,467	19,659

Held for Trading	-	-	-	-	444	444

Loans:

Designated at Fair Value through Profit or Loss	1,035	4,468	5,503	715	5,326	6,041

Loans and Receivables	33,214	182,730	215,944	62,367	177,164	239,531

Accrued Interest Receivable	719	-	719	859	-	859

Derivatives	8	97	105	3	93	96

Due from the Government of Canada	140	145	285	214	97	311

Accounts Receivable and Other Assets	130	637	767	119	643	762
	42,876	205,614	248,490	65,922	204,129	270,051
LIABILITIES

Securities Sold Under Repurchase Agreements	325	-	325	91	-	91

Borrowings:

Designated at Fair Value through Profit or Loss	1,592	6,085	7,677	935	6,883	7,818

Other Financial Liabilities	33,039	180,573	213,612	62,472	174,906	237,378

Accrued Interest Payable	521	-	521	652	-	652

Derivatives	5	26	31	3	41	44

Accounts Payable and Other Liabilities	525	148	673	220	247	467

Defined Benefit Plans Liability	105	374	479	76	274	350

Provision for Claims	467	311	778	522	347	869

Unearned Premiums and Fees	1,602	4,565	6,167	1,700	4,811	6,511

Deferred Income Tax Liabilities	-	45	45	-	33	33
	38,181	192,127	230,308	66,671	187,542	254,213
NET	4,695	13,487	18,182	(749)	16,587	15,838

29. Comparative Figures

We have reclassified certain prior year comparative figures to conform to the current year’s presentation. The reclassifications relate to the Consolidated Balance Sheet and Notes to the Consolidated Financial Statements and are not material.

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OTHER INFORMATION

Corporate Governance

In recent years, the Government of Canada has taken a number of measures to help ensure that Canada’s financial system remains strong and to reinforce the housing finance framework. Limiting government exposure to the housing sector continues to be at the forefront of public discussion.

Legislative Framework

Incorporated under the Canada Mortgage and Housing Corporation Act (CMHC Act), CMHC is accountable to Parliament through the Minister responsible for CMHC, currently the Minister of Employment and Social Development. CMHC’s legislative framework includes the CMHC Act, the National Housing Act (NHA) and the Financial Administration Act (FAA).

Corporate Social Responsibility

We strive to conduct our activities in a way that maximizes social and economic contributions and minimizes environmental impact. Our commitment to corporate responsibility is reflected in our corporate values and is integrated into our policies and practices. This is reflected in our strong governance framework, commitment to environmental responsibility, promotion of sustainable housing, and our strong and diverse workplace community.

Board of Directors

Our Board of Directors is responsible for managing the affairs of CMHC and the conduct of its business in accordance with applicable legislation and the governing by-laws of the Corporation. As steward of the Corporation, the Board of Directors sets strategic direction in support of government policies and priorities, ensures the integrity and adequacy of corporate policies, information systems and management practices, ensures the principal risks are identified and managed, and evaluates and monitors performance and results. The Board of Directors has a duty to protect the long-term interests of the Corporation, safeguard the Corporation’s assets, and be prudent and professional in fulfilling its duties.

The Board is made up of the Chairperson, the President and Chief Executive Officer (CEO), the Minister’s Deputy Minister, the Deputy Minister of Finance, and, eight other directors. Charters for the Board and its committees (Audit, Corporate Governance and Nominating, Human Resources, and Risk Management) are posted on CMHC’s website. The Board meets a minimum of five times per year and holds an annual public meeting. In 2014, there were six Board meetings and 19 committee meetings. Remuneration is based on federal government guidelines.

Our Board of Directors continuously seeks to enhance its governance and risk management policies and practices to ensure they remain responsive to the circumstances and needs of the Corporation and continue to reflect applicable legislation, guidance on matters of governance specific to Crown corporations, and recognized “best practices.” Our Board of Directors also helps promote a culture of integrity throughout the Corporation which is supported by our Code of Values and Ethics and Conflict of Interest Policy.

In order to identify opportunities for enhanced Board performance and director development and education, the Board undergoes annual assessments, generally alternating between a peer assessment and an overall assessment, the latter of which examines the functioning of the Board as a whole in comparison to the boards of other Crown corporations. In 2014, a peer assessment was conducted as part of the Board’s commitment to continuous education and improvement. The process contributed to Board member development through individual-specific feedback and the identification of Board-wide development opportunities. It also provided a framework for the assessment of Board members against the Board skills profile as an input into Board and committee composition requirements going forward.

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Board of Directors

As at 31 December 2014

Robert P. Kelly
Chairperson
Chair of the Corporate Governance and Nominating Committee

Evan Siddall
President and Chief Executive Officer

Sandra Hanington
Chair of the Human Resources Committee

Brian Johnston
Chair of the Audit Committee

Ian Shugart
Deputy Minister, Employment and Social Development Canada

Paul Rochon
Deputy Minister of Finance

Bruce Shirreff
Chair of the Risk Management Committee

Louise Poirier-Landry

André G. Plourde

Following the end of our fiscal year, Navjeet (Bob) Dhillon and Peter Sharpe were appointed to our Board of Directors. Sandra Hanington departed in order to assume the role of Master of the Royal Canadian Mint and Brian Johnston also retired from the board. Please refer to our website for full biographies: www.cmhc.ca

Compensation and Attendance Record

Member	Compensation ($)	Attendance/Meetings					
			Committee				
		Board of Directors	Governance and Nominating	Audit	Human Resources	Risk Management	Pension Fund Trustees
Robert P. Kelly	35,945	6/6	6/6	-	-	-	-
Evan Siddall	N/A	6/6	6/6	4/4	5/5	4/4	4/4
Michael Gendron[1]	15,300	3/4	-	3/3	-	3/3	-
Sandra Hanington[4]	22,714	6/6	-	-	5/5	4/4	-
Michael Horgan[2]	N/A	2/2	-	-	-	1/1	-
Brian Johnston[4]	24,490	5/6	-	4/4	-	-	-
Rennie Pieterman[3]	19,174	4/5	-	-	4/4	-	-
André G. Plourde	23,200	6/6	5/5	-	-	4/4	3/4
Louise Poirier-Landry[4]	27,182	6/6	-	4/4	-	-	4/4
Paul Rochon[2]	N/A	4/4	-	-	-	3/3	-
Bruce Shirreff[4]	22,954	6/6	-	-	5/5	4/4	-
Ian Shugart	N/A	6/6	5/6	-	-	-	-
Sophie Joncas[4]	3,080	-	-	-	-	-	-
E. Anne MacDonald[4]	1,080	-	-	-	-	-	-
James A. Millar[4]	1,080	-	-	-	-	-	-

[1] *Michael Gendron resigned from the CMHC Board of Directors effective 31 August 2014.*

[2] *Effective 21 April 2014, Paul Rochon became Deputy Minister of Finance and replaced Michael Horgan on CMHC's Board of Directors.*

[3] *Rennie Pieterman resigned from the CMHC Board of Directors effective 31 October 2014.*

[4] *Effective 30 January 2014, Sandra Hanington, Louise Poirier-Landry and Bruce Shirreff became CMHC Board members; Sophie Joncas, James Millar, and Anne MacDonald's terms ended. Sandra Hanington departed effective 10 February 2015 and Brian Johnston resigned on 13 March 2015.*

120 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

[GRAPHIC]
Senior Management As at 31 December 2014 Fatima Barros Regional Vice-President, Prairies and Territories Isabelle Bougie Regional Vice-President, Quebec Debra Darke1 Senior Vice-President, Corporate Development, Policy and Research Peter De Barros Vice-President, Public Affairs Sébastien Gignac1 Senior Vice-President, General Counsel and Corporate Secretary Christina Haddad Regional Vice-President, Ontario Kathryn Howard1 Senior Vice-President, Human Resources Charles MacArthur1 Senior Vice-President, Regional Operations and Assisted Housing Steven Mennill1 Senior Vice-President, Insurance 1 Member of Executive Committee Audrey Moritz Regional Vice-President, Atlantic Brian Naish1
Chief Financial Officer Helen Polatajko Vice-President, Information and Technology Caroline Sanfaçon Regional Vice-President, British Columbia Pierre Serré1 Chief Risk OfficerEvan Siddall1 President and Chief Executive Officer Carla Staresina Vice-President, Affordable Housing Marie-Claude Tremblay1 Chief of Staff Michel Tremblay Vice-President, Audit Glen Trevisani Vice-President, Insurance Operations Wojo Zielonka1 Senior Vice-President, Capital Markets

Glossary

Non-IFRS Financial Measures

We use a number of financial measures to assess our performance, some of which are not calculated in accordance with IFRS, are not defined by IFRS, and do not have standardized meaning that would ensure consistency and comparability with other institutions.

Arrears Rate

The ratio (expressed as a percentage) of all loans that are typically more than 90 days past due to the number of outstanding insured loans.

Capital Available To Capital Required

Under the Securitization Activity, this means the ratio (expressed as a percentage) of capital available to capital required where capital available is calculated as total equity adjusted for assets with a capital requirement of 100% and capital required is calculated by applying risk factors to investment asset and liability exposures using a framework developed in accordance with both regulatory and economic capital principals.

Capital Available To Minimum Capital Required

Under the Mortgage Loan Insurance Activity, this means the ratio (expressed as a percentage) of capital available to minimum capital required where capital available is calculated as total equity adjusted for assets with a capital requirement of 100% and minimum capital required is calculated by applying risk factors to investment asset and liability exposures in accordance with guidelines established by OSFI.

Corporate Operating Expense Ratio

The ratio (expressed as a percentage) of operating budget expenses for all of CMHC’s activities (excluding CHT) during the period to premiums, fees, guarantee, and application fees received, net interest income from lending programs and normalized parliamentary appropriations.

Guarantees-in-force (GIF)

The total guarantees related to the timely payment of principal and interest of NHA MBS for investors in securities issued by Approved Issuers on the basis of housing loans through the NHA MBS program and the CMB issued by the CHT.

Insurance-in-force (IIF)

The total amount of outstanding loan balances covered by mortgage loan insurance policies at a specific period in time.

Loss Ratio

The ratio (expressed as a percentage) of the Insurance Claims incurred during the period to the Premiums and Fees Earned in the period in the Mortgage Loan Insurance Activity.

Minimum Capital Test (MCT)

The minimum capital required calculated by applying risk factors to the Mortgage Loan Insurance Activity’s assets and liabilities using a defined methodology prescribed by OSFI.

Operating Expense Ratio

Mortgage Loan Insurance Activity: the ratio (expressed as a percentage) of Operating Expenses during the period to Premiums and Fees Earned during the period for the Mortgage Loan Insurance Activity.

Securitization Activity: the ratio (expressed as a percentage) of Operating Expenses during the period, exclusive of those related to the administration of the covered bond legal framework, to guarantee fees earned during the period.

Return on Capital Holding Target (ROCHT)

Reflects annualized Net Income, adjusted to reflect earnings based on CMHC’s capital holding level of 220% MCT, divided by the weighted average capital holding target for the period.

Return on Equity

The annualized Net Income divided by the average of the beginning and ending Equity for the period, used to highlight the operating performance.

Severity Ratio

The ratio (expressed as a percentage) of Insurance Claims to the original insured loan amount for the claims paid in the period.

Other Glossary Terms

Canada Housing Trust (CHT)

The CHT is a special purpose trust that acquires interests in eligible insured housing loans, such as NHA MBS, and issues CMB. The CHT also purchases highly rated investments and undertakes certain related financial hedging activities. We consolidate the accounts of CHT with securitization. CHT’s assets and liabilities are neither owned by nor held for our benefit. The beneficiaries of the trust, after payment of all obligations, are one or more charitable organizations.

Consensus Forecast

The consensus forecast is published monthly by consensus economics and is an average of the forecasts provided by 17 major financial and economic institutions. It includes variables such as real GDP, employment, unemployment rate and interest rates.

122        Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

emili

A proprietary online automated mortgage loan insurance risk assessment and approval system we developed.

Housing Programs

All activities funded by parliamentary appropriations under assisted housing and market analysis and research.

Housing Support

Contractual commitments for housing and municipal infrastructure that help to reduce affordability problems for low and moderate-income households, to provide accommodation for students and to provide production of moderately priced rental housing. The program also provides ancillary services to support our mandate. This includes the affordable housing centre, the housing related infrastructure loans to municipalities and other long-term commitments such as the market housing programs and the community services program.

Insured Mortgage Purchase Program (IMPP)

A program established by the Government of Canada which authorized us to purchase up to $125 billion in NHA MBS from Canadian financial institutions between October 2008 and March 2010 as a temporary measure to maintain the availability of longer-term credit in Canada. A total of $69.3 billion in NHA MBS was purchased by CMHC through a competitive auction process.

Investment in Affordable Housing 2011-2019 (IAH)

Since April 2011, new federal funding for affordable housing has been provided through the IAH. Originally announced as a three-year commitment (2011-2014), the IAH has been extended to 2019 for a total federal investment of more than $1.9 billion over eight years toward reducing the number of Canadians in housing need. Under the IAH, provinces and territories cost-match the federal investment and are responsible for program design and delivery.

Large Lenders

The five largest Canadian Financial Institutions who participate in the Canadian Registered Covered Bond Programs, unless otherwise specifically stated in the text.

Lending Programs

We make loans under the NHA to federally-subsidized social housing sponsors, first nations, provinces, territories and municipalities as well as non-subsidized housing support loans. Our loan portfolio is comprised of a mix of renewable and non-renewable loans which may be on or off-reserve. Direct Lending is the current borrowing initiative we use to refinance our renewable loans as well as to finance new commitments on-reserve. These loans can be financed at lower interest rates due to our status as a federal Crown corporation. As such, we are able to lower the cost of government assistance required for social housing projects. Direct lending is operated on a planned breakeven basis.

Municipal Infrastructure Lending Program 2009-2011 (MILP)

Under Canada’s Economic Action Plan (Budget 2009), we provided $2 billion in direct low-cost loans to municipalities over a two-year period ending 31 March 2011 to fund housing-related municipal infrastructure.

Proposal Development Funding (PDF)

An interest-free loan of up to $100,000 to support activities carried out during the early stages of developing an affordable housing project. PDF is available for projects that are expected to be developed without long-term Government of Canada subsidies. Eligible costs include soil load-bearing tests, environmental site assessments, project drawings and specifications, development permits and certain professional and consulting fees. The loan is repayable upon the first advance of mortgage funding and a portion of the loan may be forgiven if it meets criteria for affordable housing as defined by CMHC.

Seed Funding

Seed funding consists of a contribution and a loan, totaling a maximum of $20,000 to support activities carried out in the early stages of developing affordable housing project proposals. Eligible expenses include costs for housing market studies, need and demand analyses, the preparation of business plans, preliminary financial viability analyses, preliminary project designs, as well as the costs to incorporate an entity. The loan portion of seed funding is repayable upon the first advance of mortgage funding.

Small Lenders

All financial institutions who participate in the Canadian Registered Covered Bond Programs, excluding those specifically defined as large lenders.

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EXPECTED OUTCOMES

The 2015-2019 planning period utilizes the following immediate and longer-term outcomes and indicators.

MARKET ANALYSIS AND RESEARCH ACTIVITY

Immediate Outcomes	Indicators	2014 Actual
Housing industry stakeholders are aware of and access research and market analysis information products	Information products distributed or downloaded	2.5 million
	Visits to CMHC website	4.2 million[1]
	Attendees at Housing Outlook Conferences, webcasts and presentations	29,456

Longer-Term Outcomes	Indicators	2014 Actual
Housing industry stakeholders have useful information about housing (understandable, timely, relevant, credible) and can make more informed decisions about housing-related matters	Combined usefulness rating of market analysis and research information	NA
	Forecast accuracy as a percentage of actual housing starts	(2.4%)

Ultimate Outcomes

Canada has a stable, competitive and innovative housing system

[1] *CMHC is fully transitioning its reporting to the industry standard of SmartSource Data Collection method (SDC). This method tracks visits differently and is more precise. Therefore, the visit counts may be lower than reported in the past years, however, this is a common occurence.*

Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT 125

ASSISTED HOUSING ACTIVITY

Immediate Outcomes

Provision of federal investments and other CMHC activities to provide access to affordable, suitable and adequate housing both on and off-reserve

Indicators

Investment in Housing	2014 Plan	2014 Actual
Households assisted		
Under Long-term Agreements		
▪ Pre-1993 social housing – off-reserve	524,100	525,950
▪ Social housing On-Reserve	27,700	27,750
Renovation Programs - (RRAP Rental, R.H., Conversion and SEP (New))	16,800	17,250
Total	568,600	**570,950**
Units facilitated or created		
CMHC Affordable Housing Centre	3,060	3,154
Units committed		
On-Reserve Renovation Programs	1,102	1,189
On-Reserve Non-Profit Housing Program (Section 95)	438	496
Investment in Affordable Housing and Nunavut Housing		
217,772 households were no longer in housing need from April 2011 to 31 December 2014		

Longer-Term Outcomes

The rate of housing need off-reserve and the rate of households living below standards on reserve stabilizes or begins to decrease

Indicators

	2006	2011
Incidence of core need based on the Census (2006) and National Household Survey (2011) (%)	12.7	12.5

	2006	2007	2008	2009	2010	2011
Incidence of urban core need based on the Survey of Labour and Income Dynamics (%)	12.8	12.1	12.8	13.2	13.2	13.7

Notes:
- Going forward incidence of urban core need households to be based on the Canadian Income Survey
- Data based on the 2011 National Household Survey, previous censuses and the Survey of Labour and Income Dynamics may not be strictly comparable due to methodological differences.

	2006	2011
Incidence of households living in housing below standards on-reserve based on the Census and National Household Survey (%)		
Below housing standards	52.9	49.9
▪ Not meet suitability standard	11.0	10.4
▪ Not meet adequacy	30.1	28.9
▪ Below adequacy and suitability standard	11.9	10.5

Ultimate Outcomes

Canadians in need have access to affordable and suitable housing

126 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

MORTGAGE LOAN INSURANCE ACTIVITY Immediate Outcomes Indicators Lenders are protected from losses due to borrower default and are Qualified borrowers can purchase a home with a down payment of less than 20.0% able to provide mortgage financing (minimum of 5%) and obtain interest rates comparable to those with a down payment and provide it at competitive of 20.0% or more. rates because of CMHC mortgage loan insurance Canadians across the country not Measured directly by the number of insured loans in the large (greater than four units) served or under-served by private rental housing market, including nursing and retirement homes, and in small and rural mortgage insurers can better access communities. In 2014 these markets represented 44.5% of CMHC’s insured volumes housing of their choice excluding Portfolio. Longer-Term Outcomes Indicators Measured through CMHC mortgage loan insurance for large rental units (exceeding four units), social housing units, and affordable housing flexibilities over the past ten years, as at 31 December 2014, CMHC has approved insurance for the following: The provision of mortgage loan 955,389 rental apartment units insurance for rental housing promotes 97,810 nursing and retirement homes units affordable housing and supports 28,383 social housing units tenure options 29,691 Affordable Housing Underwriting Flexibilities (partially included in the above large rental and nursing and retirement units counts) Based on the 2011 National Household Survey (NHS), average household shelter costs for rental tenure was $848 compared to $1,050 for owner-occupied dwellings. 2006 2011 Stable homeownership rates based on Census and 68.4 69 National Household Survey (%) Canadians who choose homeownership can increase their financial security Indirectly measured by the average equity that borrowers have in their homes. As at 31 December 2014, homes insured with CMHC’s Transactional Homeowner and Portfolio insurance had, on average, equity of 46% based on outstanding loan amounts and updated property values. Ultimate Outcomes Canada has a stable, competitive and innovative housing system

SECURITIZATION ACTIVITY

Immediate Outcomes	Indicators
Increased integration of mortgage market lending with capital market lending leads to greater efficiency for lenders	As at 31 December 2014, the all-in cost of funds obtained by participants in the CMB Program was approximately 0.58% and 0.40% better than Deposit Notes and Covered Bonds respectively.

Enhanced competitive position of smaller lenders in the mortgage market

Securities guaranteed

(in millions)	2013 Actual	2014 Actual
Big Banks[1]	87,649	72,608
Other Mortgage Lenders	34,993	45,035

Canadians continue to be able to access financing for their homes

A broad range of lenders across Canada issue NHA MBS and CMB

Securities Guaranteed During Period	2014 Actual
Total Guaranteed ($M)	**117,643**
NHA Mortgage-Backed Securities (NHA MBS)	78,643
Canada Mortgage Bonds (CMB)	39,000
NHA MBS ($M)	**78,643**
Federally Regulated Institutions	60,525
Provincially Regulated Institutions	1,112
IIROC Regulated Institutions	6,582
Other Institutions	10,424
CMB ($M)	**39,000**
Federally Regulated Institutions	23,146
Provincially Regulated Institutions	4,643
IIROC Regulated Institutions	7,570
Other Institutions	3,641

Longer-Term Outcomes / Indicators

Financial institutions, in particular smaller lenders, have access to robust wholesale housing finance choices

Share of Outstanding Mortgage Credit by Funding Source (Actual %)

	Big 6 Lenders		Other Mortgage Lenders		All Mortgage Lenders	
	2013	2014	2013	2014	2013	2014
CMHC Securitization[2]	31	30	38	43	33	33
Covered Bonds	8	8	1	2	6	7
Other Funding Sources	62	62	61	55	62	60

Covered bond issuances increase over time

(in billions - Actual $C equivalent)	2010	2011[3]	2012	2013	2014
Covered Bond Issuances	17.34	25.67	17.00	13.20	27.60

A stable and resilient Canadian housing finance system	Canada's housing finance system withstood one of the worst economic downturns in many years. Access to mortgage funding continued throughout the downturn as did competition in the mortgage market.

Ultimate Outcomes

Canada has a stable, competitive and innovative housing system

[1] *BNS, BMO, CIBC, NBC, RBC, TD*

[2] *CMHC Securitization by lender group is composed of market NHA MBS and notional CMB. Market NHA MBS includes retained NHA MBS that may not contribute to funding (i.e. used for liquidity purposes or used as collateral); thus this amount may be overstating somewhat the contribution of NHA MBS to mortgage funding. Notional CMB may underestimate the CMB funding used by the big 6 banks, and overestimate the CMB funding of small lenders; as the big 6 banks are swap counterparties for many small lenders, they may use the reinvestment room from the small lenders' CMB allocation to fund their own NHA MBS.*

[3] *Prior to the introduction of the legislative framework under the NHA*

128 Canada Mortgage and Housing Corporation 2014 ANNUAL REPORT

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